9/29

07024826

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shenzhen Special Economic Zone Real Estate

*CURRENT ADDRESS

PROCESSED
JUL 0 5 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03783 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 7/2/07

深圳经济特区房地产（集团）股份有限公司

SHENZHEN SPECIAL ECONOMIC ZONE REAL ESTATE&PROPERTIES (GROUP).CO.,LTD.

~~82-03782~~

082-03783

RECEIVED

2007 JUN 29 A 8:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARLS

12-31-06

2006年度报告 Annual Report

(000029 深深房A 200029深深房B)

重要提示

本公司董事会、监事会及董事、监事、高级管理人员保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性承担个别及连带责任。

独立董事李秋生因个人事务缺席本次董事会。

本公司董事长邵志和、主管会计工作负责人郭宏壮、会计机构负责人陈金才保证年度报告中财务报告的真实、完整。

目　录

第二节　公司基本情况简介

（一）	公司法定中文名称：	深圳经济特区房地产（集团）股份有限公司
	公司法定英文名称：	SHENZHEN Special Economic Zone Real Estate&Properties (Group).co., Ltd.
	中文缩写：	深房集团
	英文缩写：	SPG
（二）	公司法定代表人：	邵志和
（三）	公司董事会秘书：陈继	证券事务代表：冯宏伟
	联系地址：	深圳市人民南路深房广场47楼
	电话：	(0755)82293000-4718、4715
	传真：	(0755)82294024
	电子信箱：	spg@163.net
（四）	公司注册地址：	深圳市人民南路深房广场47楼
	公司办公地址：	深圳市人民南路深房广场46—48楼
	邮政编码：	518001
	电子信箱：	spg@163.net
（五）	公司选定的信息披露报纸	
	境内：	《中国证券报》
	境外：	《大公报》
	登载公司年度报告的中国证监会指定的国际互联网址：	http://www.cninfo.com.cn
	公司年度报告备置地点：	深圳市人民南路深房广场47楼
（六）	股票上市交易所：	深圳证券交易所
	股票简称及股票代码：	深深房A（代码000029） 深深房B（代码200029）
（七）	其他有关资料	
	公司首次注册登记日期：	1980年1月8日
	登记地点：	深圳市工商行政管理局
	营业执照注册号：	4403011002426
	税务登记号码：	440301192179585
	公司聘请的会计师事务所名称：	深圳南方民和会计师事务所有限责任公司
	地址：	深圳市深南中路2007号电子大厦8楼

第三节 会计数据和业务数据摘要

（一）公司本年度利润指标情况：

单位:元

公司本年度实现的利润总额：	20,449,631.64
净利润：	19,259,485.35
扣除非经常性损益后的净利润：	54,338,604.44
主营业务利润：	17,649,059.03
其他业务利润：	486,437.69
营业利润：	56,443,333.46
投资收益：	3,604,713.17
补贴收入：	0.00
营业外收支净额：	-39,598,414.99
经营活动增加的现金流量净额：	175,115,254.95
现金及现金等价物净增加额：	144,536,980.10

非经营性损益扣除项目为-35,079,119.09元，包括股票投资收益4,519,295.90元、营业外收入687,497.05元、营业外支出40,285,912.04元。由于本公司需弥补以前年度亏损，无需缴纳所得税故不存在非经常性损益所产生的所得税影响数。

A、B股差异：

因使用国际会计准则对净利润和净资产产生的影响及所作出的调整：

	净利润（千元）	净资产（千元）
按国际会计准则	42,069	1,035,466
转回投资物业的折旧及摊销费用	23,131	135,354
短期投资市价的调整	-1,718	
上年费用确认的时间性差异	1,397	11,205
固定资产成本确认的差异		-202,148
冲销购入子公司而导致的商誉		-2,901
其他		
按<企业会计制度>	19,259	1,093,956

（二）本公司最近三年的主要会计数据和财务指标

	2006年	2005年	2004年
主营业务收入（万元）	99,089.40	85,214.12	57,054.17
净利润（万元）	1,925.95	1,210.02	-14,230.78
总资产（万元）	239,144.17	228,030.67	251,899.27
股东权益（不含少数股东权益、单位万元）	109,395.69	105,697.21	100,206.94
每股收益-摊薄（元）	0.019	0.0120	-0.1407
每股收益-加权（元）	0.019	0.0120	-0.1407
每股收益-扣除非经常损益（元）	0.0537	-0.0400	-0.1271
每股净资产（元）	1.0813	1.0448	0.9905
调整后的每股净资产（元）	1.03	0.9840	0.9304
每股经营活动产生的现金流量净额（元）	0.1731	0.2632	0.0078
净资产收益率-摊薄(%)	1.76	1.14	-14.20
净资产收益率-加权(%)	1.81	1.20	-13.26
扣除非经常性损益后净资产收益率-加权(%)	5.09	-4.02	-11.98

（三）报告期内股东权益变动情况及变化原因

项目	股本（万股）	资本公积（万元）	盈余公积（万元）	其中：公益金（万元）	未分配利润（万元）	外币报表折算差额（万元）	股东权益合计（万元）
期初数	101,166	97,824.49	11,891.07	11,559.44	-104,171.40	-1012.95	105,697.21
本期增加	0	0	0	0	1,925.95	1772.53	3698.48
本期减少	0	0	0	11,559.44	0	0	0
期末数	101,166	97,824.49	11,891.07	0	-102,245.45	759.58	109,395.69
					年度盈利		

变动原因：

根据2006 年1 月1 日起施行的《公司法》第167 条，本公司不再提取法定公益金。根据中华人民共和国财政部颁布的《关于〈公司法〉施行后有关企业财务处理问题的通知》，本公司对2005 年12 月31 日的公益金结余人民币115,594,426.18元，转作法定盈余公积金管理使用。

第四节　股本变动及股东情况

一、股本变动情况表

（一）本公司2006年2月15日完成股权分置改革，根据股权分置改革方案，2007年2月26日，公司5058.3万股限售股份解除限售，公司股权结构调整为：

	本次变动前		本次变动增减（+，-）					本次变动后	
	数量（万股）	比例（%）	发行新股	解除限售（万股）	公积金转股	其他	小计	数量	比例（%）
一、有限售条件股份									
1、国家持股	67286.42	66.51		-5058.30			-5058.30	62228.12	61.51
2、国有法人持股	67285.68	66.51		-5058.30			-5058.30	62227.38	61.51
3、其他内资持股									
其中：									
境内法人持股									
境内自然人持股	0.74							0.74	
4、外资持股									
其中：									
境外法人持股									
境外自然人持股									
二、无限售条件股份									
1、人民币普通股	33879.58	33.49		5058.30			5058.30	38937.88	38.49
2、境内上市的外资股	21879.58	21.63		5058.30			5058.30	26937.88	26.63
3、境外上市的外资股	12000	11.86						12000	11.86
4、其他									
三、股份总数	101,166	100						101,166	100

二、股票发行与上市情况

1、到报告期末为止的前三年，本公司未发行过股票及衍生证券。

2、2007年2月26日，本公司唯一非流通股股东深圳市投资控股有限公司持有的限售股份解除限售，本次解除限售可上市流通股份的总数5,058.3万股，占公司目前总股本的5%，占公司限售股份总数的7.52%,占公司无限售条件股份总数的14.93%。

3、公司内部职工股已于1994年8月26日获准上市交易，目前本公司无内部职工股。

三、股东情况

1、股东数量和持股情况：

股东总数　　95523

前10名股东持股情况

股东名称	股东性质	持股比例	持股总数	持有有限售条件股份总数	质押或冻结的股份数量
深圳市投资控股有限公司	国有股东	66.51%	672,856,800	672,856,800	0
杨从容	外资股东	0.11%	1,121,500	0	0
浙江省建德市大同实业公司	其他	0.10%	1,028,000	0	0
陈康亮	外资股东	0.09%	890,382	0	0
闵珍	其他	0.08%	830,000	0	0
中国人寿保险股份有限公司-传统-普通保险产品	其他	0.08%	792,992	0	0
ABN AMRO BANK NV	外资股东	0.08%	786,800	0	0
黄霞莲	其他	0.07%	764,600	0	0
SBCI FINANCE ASIA LTD A/C HONG KONG	外资股东	0.07%	749,960	0	0
CHU KOON YUK	外资股东	0.07%	720,000	0	0

前10名无限售条件股东持股情况

股东名称	持有流通股数量	股份种类
杨从容	1,121,500	境内上市外资股
浙江省建德市大同实业公司	1,028,000	人民币普通股
陈康亮	890,382	境内上市外资股
闵珍	830,000	人民币普通股
中国人寿保险股份有限公司-传统-普通保险产品	792,992	人民币普通股
ABN AMRO BANK NV	786,800	境内上市外资股
黄霞莲	764,600	人民币普通股
SBCI FINANCE ASIA LTD A/C HONG KONG	749,960	境内上市外资股
CHU KOON YUK	720,000	境内上市外资股
CHEN ZU DE	692290	境内上市外资股
上述股东关联关系或一致行动的说明		未知

2、公司控股股东情况：

深圳市投资控股有限公司为国有独资有限责任公司，成立于2004年10月13日，注册资本40亿，法定代表人陈洪博，经营范围：为市属国有企业提供担保，国有股权管理、所属企业资产重组、改制和资本运作、股权投资等。本公司最终控制人为深圳市国有资产管理委员会。深圳国资委办公地址为深圳市福田区深南大道投资大厦，邮编518029。

公司与实际控制人之间产权和控制关系方框图：

深圳市国有资产监督管理委员会

深圳市投资控股有限公司

本公司

第五节 董事、监事、高级管理人员和员工情况

一、董事、监事和高级管理人员基本情况：

姓名	职务	性别	年龄	任期起止日期	年初持股数	年末持股数	变动原因
邵志和	董事长	男	56	2002年12月28日至今	5,000	7,400	
郭宏壮	董事、总经理	男	48	2006年9月8日至今	0	0	
庄创辉	监事会主席	男	52	2003年1月28日至今	0	0	
许振汉	董事	男	53	2003年1月28日至今	0	0	
彭乃店	董事	男	57	1996年9月28日至今	0	0	
李秋生	独立董事	男	43	2005年2月2日至今	0	0	
宗德纯	独立董事	男	65	2004年6月28日至今	0	0	
侯莉颖	独立董事	女	52	2004年6月28日至今	0	0	
刘　英	董事	女	44	2006年9月8日至今			
文　利	董事	女	37	2006年9月8日至今			
陈俊义	监事	男	49	2006年4月11日至今	0	0	
张旭熙	监事	男	30	2006年4月11日至今	0	0	
熊兴农	监事	男	49	2004年6月28日至今	0	0	
邓康诚	监事	男	39	2004年6月28日至今	0	0	
罗坤权	副总经理	男	51	2003年1月28日至今	0	0	
罗自超	副总经理	男	46	2003年8月12日至今	0	0	
宋公利	副总经理	男	50	2006年8月21日至今			
杨家勇	副总经理	男	34	2006年8月21日至今			
陈　继	董事会秘书	男	34	2003年1月28日至今	0	0	

注：董事许振汉、刘英、文利和监事邓康诚在股东单位任职，职务及任职期间见后。

二、现任董事、监事、高级管理人员主要工作经历

1、邵志和：1981.8—1983.9　基建工程兵302团四营十三连连长；1983.9—1995.10　深圳市市政工程公司安装分公司经理；1995.10—1999.5 深圳市天健集团副总经理；1999.5—2002.12　深圳市城建投资发展公司总经理、党委副书记；2002.12-今 任本公司党委书记、董事长。

2、郭宏壮，男，汉族，中共党员，1958年12月出生，籍贯广东潮阳，在职研究生，工程师。曾任：基建工程兵第十六团干部股干事；深圳市南洋企业公司办公室主任；深圳市建设（集团）公司工会干事、总经理秘书；深圳市建设工程总承包公司副总经理；深圳市建设（集团）公司龙岗房地产公司经理；深圳市建设投资控股公司房地产开发部副经理；深圳市金众（集团）股份有限公司党委书记、总经理；深圳市城市建设开发（集团）公司党委副书记、总经理、党委书记、董事长；2006年8月起任本公司总经理、党委副书记、董事。

3、庄创辉，1983.2—1986.3任 42军直属炮团宣传股长（正营级）；1986.3-1987.12 惠阳地委经济工作部干部科副科长、办公室副主任；1987.12—1989.7 惠阳地区工商局办公室副主任、统计科科长；1989.7—1997.2　深圳市纪委检查一室副主任科员、主任科员、副处级纪检员、室副主任（正处级）；1997.2—1999.5　深圳市建设投资控股公司纪委副书记；1999.5—2003.01深房集团党委委副书记、董事。2003年1月至今任本公司党委副书记、监事会主席。

4、许振汉，曾任：基建工程兵802团正连职干事；深圳市机电设备安装公司干事、纪委副书记、党办主任、纪委书记、党委副书记；深圳市建设投资控股公司纪委副书记；2004年10月起任深圳市投资控股有限公司纪委副书记。

5、彭乃店：1973.7—1984.12 广东团省委秘书组青农部宣传部秘书科科长、副部长、常委兼宣传部部长；1985.1—1992.5 广东省对外经济贸易发展研究所副所长、党组成员；1992.6—1996.9 深圳汇华集团有限公司总经理助理、工会主席；1996.9—今任本公司董事、党委副书记、纪委书记。

6、李秋生，男，汉族，中共党员，1963年7月生，籍贯湖南，大专学历，注册会计师，注册税务师。曾任：湖南省衡山县审计局股长、深圳特区审计师事务所审计员、深圳市民正会计师事务所副所长，现任深圳中衡会计师事务所副所长。

7、宗德纯：1981.1—1983.8基建工程兵304团任政治处主任；1983.9—1986.2深圳市第五建筑工程公司任党委副书记；1986.3—1996.11深圳市建设集团任人事处处长、工会主席、监事会主席；1996.12—2002.6深圳市建设投资控股公司任纪委书记、监事会主席；2002.7起退休；2004年6月被聘为本公司独立董事。

8、侯莉颖：1982.8-1984.8中国海洋石油总公司开发设计研究院任助理经济师；1984.9至今在深圳大学管理学院任副教授、硕导。2004年6月被聘为本公司独立董事。

9、刘 英，女，汉族，1962年7月出生，籍贯吉林长春，本科学历，经济师。曾任：国家物资局中电设备招标中心干部、副主任科员;国务院经贸委中电设备招标中心主任科员、团委书记;深圳宏昌实业有限公司人保部副经理、经理、总办主任;深圳市商贸投资控股公司办公室副主任、资产经营部部长;深圳市投资控股有限公司资产经营管理部副部长、产权管理部部长。

10、文 莉，女，汉族，1969年12月出生，籍贯四川，研究生学历，工程师、经济师。曾任：深圳市振业（集团）股份有限公司房地产开发部工程师;花样年投资发展有限公司总经理助理、项目经理、市场策划部经理;深圳市投资控股有限公司投资部副经理。

11、陈俊义，男，49岁，中共党员，祖籍湖南湘阴，大学本科学历，政工师。曾任：梅田矿务局组织科长、深圳市新光牛奶联合公司总办主任、深圳南北实业有限公司总办主任、深圳汇华集团公司总办科长、副主任、深房集团纪检监察室副主任、深圳市物业管理有限公司副总经理人、深圳海燕大酒店有限公司副总经理兼工会主席，现任深房集团党委纪委工作部副主任，2006年4月11日起任本公司职工监事。

12、张旭熙，男，汉族，1976年5月出生，籍贯，广东梅州。曾任：本公司法律事务室企业法律顾问、副经理，2006年4月11日起任本公司监事。

13、熊兴农：1982.01—1983.01 广州铁路局党校学员；1983.01—1995.12 广州铁路局办公室秘书、调研员、科长；1996.01—2004.03 深房集团办公室主办；2004.03至今任监事会办公室副主任。2004年6月起任本公司监事。

14、邓康诚 1991年7月—1991年12月，深圳市罗湖物资贸易中心任技术员；1991年12月至1997年3月，深圳市建设土石方机械工程公司任助理工程师、副科长、科长；1997年4月至2004年9月，深圳市建设投资控股公司纪检监察室任监察员、副主任、主任；2004年10月至今在深圳市投资控股有限公司任办公室副主任（部门正职待遇）。2004年6月当选本公司监事。

15、罗坤权：1987.10—1990.9 广东兴宁县酿造机械厂副厂长；1990.9—1993.7广东兴宁县外商投资企业物资公司经理；1993.8—1993.12 深圳市共青工业城实业公司总经理；1993.12—1994.6 深圳市深华企业公司经理；1994.6—1998.11 深圳市深华物业发展公司经理；1998.11—2002.12 深圳市深华集团公司副总经理;2002.12起至今任本公司副总经理、常务副总经理。

16、罗自超：1984.10—1993.05 深圳市设计装饰工程公司助工、室主任、总助；1993.05—2003.07 深圳市设计装饰工程公司总经理、党委副书记；1999.05—2003.07 深圳市建筑工程总承包公司总经理；1999.05—2002.07 深圳市建艺实业股份有限公司董事长；2003.07至今任本公司 副总经理。

17、宋公利，男，汉族，中共党员，1956年6月出生，籍贯河南长垣，研究生学历。曾任：贵州省财政厅预算处科员、副主任科员；深圳市经济发展局办公室主任科员；深圳市对外贸易投资公司副经理；深圳市贸发局旅游处副处长、计财处处长;市旅游质量监督管理所所长;市商贸投资控股公司财务公司负责人；市商贸投资控股公司企管部部长、办公室主任、总裁助理;深圳市投资控股有限公司办公室主任；2006年8月起任本公司副总经理。

18、杨家勇，男，汉族，中共党员，1972年11月出生，籍贯广东茂名，研究生学历，经济师。曾任：深圳市天健（集团）股份有限公司人事部助理经济师、经理助理；深圳市城市建设投资发展公司办公室主任、机关总支书记、人事部经理、总经理助理；深圳经济特区房地产（集团）股份有限公司办公室主任、总经理助理；深圳市深房保税贸易有限公司总经理、党支部书记；2006年7月起任本公司副总经理。

19、陈继：1995.07—1996.07 天健汽车运输公司综合办公室干事；1996.07—2001.03 市建设投资控股公司党委办公室干事；2001.03—2002.12 市城市建设投资发展公司党委办公室主任；2002.12至今任本公司董事会秘书、董办主任。

三、年度报酬情况

董事、监事和高级管理人员的报酬执行年薪制，其中董事长、总经理年薪数额由市有关部门核定，其他高管人员根据公司相关制度确定。

姓名	职务	性别	年龄日期	任期起止	报告期内从公司领取的报酬总额(万元)	是否在股东单位或其他关联单位领取报酬
邵志和	董事长	男	56	2002年12月28日至今	30.53	否
郭宏壮	董事、总经理	男	48	2006年9月8日至今	12.72	否
庄创辉	监事会主席	男	52	2003年1月28日至今	30.53	否
许振汉	董事	男	53	2003年1月28日至今	0	是
彭乃店	董事	男	57	1996年9月28日至今	24.43	否
李秋生	独立董事	男	43	2005年2月2日至今	3.6	否
宗德纯	独立董事	男	65	2004年6月28日至今	3.6	否
侯莉颖	独立董事	女	52	2004年6月28日至今	3.6	否
刘 英	董事	女	44	2006年9月8日至今	0	是
文 利	董事	女	37	2006年9月8日至今	0	是
陈俊义	监事	男	49	2006年4月11日至今	16.18	否
张旭熙	监事	男	30	2006年4月11日至今	14.65	否
熊兴农	监事	男	49	2004年6月28日至今	14.65	否
邓康诚	监事	男	39	2004年6月28日至今	0	是
罗坤权	副总经理	男	51	2003年1月28日至今	24.43	否
罗自超	副总经理	男	46	2003年8月12日至今	24.43	否
宋公利	副总经理	男	50	2006年8月21日至今	10.18	否
杨家勇	副总经理	男	34	2006年8月21日至今	12.21	否
陈继	董事会秘书	男	34	2003年1月28日至今	18.31	否
总计					244.05	

董事许振汉、刘英、文利，监事邓康诚不在本公司领薪，在控股股东单位领薪。

独立董事2006年度津贴为3.6万元（含税），此外无领取其他报酬。

四、离任、聘任和解聘情况：

1、报告期内，离任的董事、监事、高管有：(1)因到期不再担任董事的有：独立董事杨绍家、董事谢光亮；(2) 因到期不再担任监事的有：吴志勇、林慧媚；(3)副总经理沈跃生因个人原因辞去副总经理职务；

2、报告期内，新增董事郭宏壮、刘英、文利;新增监事陈俊义、张旭熙;新增副总经理宋公利、杨家勇。

五、公司员工数量、专业构成、教育程度及退休职工人数情况

至2006年末，本集团员工总数2323人，其中生产人员1355人，销售人员51人，技术人员489人，财务人员117人，行政人员311人；另本科及以上人员221人，大专263人，中专297人，高中及以下1542人，离退休职工275人。

第六节 公司治理结构

一、公司治理结构现状

本公司积极按照《公司法》、《证券法》、《上市公司治理准则》、《深圳证券交易所股票上市规则》及其他有关法律法规的要求，不断完善治理结构，坚持规范运作，积极建立健全现代企业制度。报告期内，公司严格贯彻落实新颁布的《公司法》、《证券法》精神，及时全面修订《公司章程》、《股东大会议事规则》《董事会议事规则》《监事会议事规则》等规范性文件，为完善公司治理和各项机制的规范运作提供了有力的保障。同时，公司注重内部控制制度，积极完善业务流程和管控体系建设。

1、股东与股东大会：公司股东大会的筹备、召开及会议的披露均按规定规范进行，所有股东均处于平等地位，可充分行使合法权利。

2、董事与董事会：公司董事会会议的筹备、召开 及会议的披露均按公司章程和《董事会议事规则》的规定进行，董事会决策权力正常行使。全体董事和独立董事均能诚信、勤勉地履行职责。

3、监事和监事会：公司监事会成员构成合理，严格按照《监事会议事规则》规定，对公司重要事项进行监督检查，有效行使监督权，充分发挥监督功能。

4、关于信息披露：董事会严格按照有关法律、法规及公司章程的有关规定，认真履行信息披露义务，能够真实、准确、完整、及时地披露各项重大信息。

二、独立董事履行职责情况：

报告期内，公司独立董事充分履行法律及公司章程赋予的职责，认真审议各项议案，并就聘任和解聘高级管理人员情况、选举新增董事情况等发表了独立意见，未对公司任何事项提出异议。其中，独立董事李秋生和独立董事宗德纯参加了全部现场董事会会议的审议事项并表决，独立董事侯莉颖除有两次因公务授权委托其他董事代为表决外，参加了其余全部现场表决董事会会议的审议事项并表决。

三、公司与控股股东在业务、人员、资产、机构和财务方面完全独立，具有面向市场自主经营的能力。

1、业务方面：公司具有独立的供、产、销系统。

2、人员方面：公司劳动、人事、工资管理完全独立，公司高级管理人员不在控股股东单位担任职务和领取报酬。

3、资产方面：公司资产独立完整，权属清晰。

4、机构方面：公司董事会、监事会独立 运作，控股股东及其职能部门与公司并无上下级关系。

5、财务方面：公司独立核算，具有独立的财务部门，依法独立纳税，建立独立的财务核算体系、财务会计制度和财务管理制度，开设独立的银行帐户。

四、公司对高级管理人员的股权激励计划正在筹划中。

第七节 股东大会情况简介

一、2006年第一次临时股东大会情况：公司于2006年4月11日上午9:30召开2006年第一次临时股东大会，会议决议刊登在2006年4月12日的《中国证券报》和《大公报》和中国证监会指定的网站上。

二、2006年第二次临时股东大会情况：公司于2006年9月8日上午9:30召开2006年第二次临时股东大会，会议决议刊登在2006年9月9日的《中国证券报》和《大公报》和中国证监会指定的网站上。

三、公司2005年度股东大会（第14届股东大会）情况：公司于2006年6月30日上午9:30召开2005年度股东大会（第14届股东大会），会议决议刊登在2005年7月2日的《中国证券报》和《大公报》和中国证监会指定的网站上。

第八节 董事会报告

一、报告期整体经营情况的回顾

（一）管理层讨论与分析

2006年是房地产行业宏观调控进一步深化的一年。公司在行业发展增速渐缓，行业竞争日趋激烈的大环境下，企业上下团结拼搏，奋发有为，围绕经营工作和精神文明建设两条主线，着力推进企业品牌效益和企业精神的两个重塑，坚持构建和谐企业与可持续发展的方略，企业的各项工作上了一个新的台阶并呈现出良好的发展态势。2006年，公司的房地产主业开发和物业经营得到加强，财务基本面继续好转，所属企业扭亏工作有所进展；历史遗留问题继续得到积极处理，管理水平和监督功能得到加强，成本费用继续降低，品牌效益和企业形象有所提升，企业精神文明建设得到加强，团结和谐、人心思进的企业氛围初步形成。

（二）总体经营情况

2006年实现主营业务收入99,089万元，比上年同期85,214万元增加13,875万元，增长了16.28%；2006年本公司实现利润总额2,045万元，比上年同期增加1,101万元增长了85.74%；净利润1,926万元，比上年同期增加1,210万元，增长了59.17%。

1、各行业主营业务收入增减情况：

(1) 公司的主导产业房地产销售收入59,835万元，比上年同期53,106万元增长了12.67%，其主要原因是：集团本部实现销售收入54,306万元，其中主要是销售怡泰大厦19,403万元、碧桐海苑19,925万元、星湖花园12,322万元和历史楼盘收入2,656万元。

(2) 房屋租赁收入4,545万元比上年同期5,538万元减少17.93%，主要是租赁面积减少所致。

(3) 建筑施工安装收入17,703万元，比上年同期9,845万元增加了7,858万元增长了79.82%；主要是下属圳通公司工程收入大幅度增加所致。

(4) 物业管理收入、酒店饮食服务、和其他行业收入都比比上年同期略有增加。商品流通业收入比上年同期减幅为34.02%，主要是下属保税贸易有限公司本年8月份以后停止进出口业务的经营。

二、主营业务范围及状况

1、公司属于房地产行业，经营范围为房地产开发及商品房销售、物业租赁及管理、建筑装饰安装、商品零售及贸易、酒店及餐饮服务。

2、主营业务收入、主营业务利润分行业构成情况：

行业	营业收入		营业成本		营业毛利	
	2006年	2005年	2006年	2005年	2006年	2005年
房地产开发	598,353,091.09	531,061,153.71	594,599,961.34	451,687,250.23	3,753,129.75	79,373,903.48
房屋租赁收入	45,452,221.21	55,377,640.94	29,457,622.86	27,312,385.67	15,994,598.35	28,065,255.27
建筑施工安装	177,026,747.42	98,446,923.89	166,024,854.99	92,404,217.83	11,001,892.43	6,042,706.06
物业管理	75,360,126.32	64,047,096.58	68,968,715.53	57,260,870.63	6,391,410.79	6,786,225.95
旅游酒店						
饮食服务	28,153,786.53	25,577,582.81	14,963,656.43	14,966,455.12	13,190,130.10	10,611,127.69
商品流通	60,798,063.27	92,151,416.61	59,762,591.59	91,170,799.58	1,035,471.68	980,617.03
其他	10,749,967.90	7,320,366.38	2,987,216.54	980,709.33	7,762,751.36	6,339,657.05
内部抵销	(5,000,000.00)	(21,840,982.71)	(10,949,751.54)	(7,374,075.12)	5,949,751.54	(14,466,907.59)
合计	990,894,003.74	852,141,198.21	925,814,867.74	728,408,613.27	65,079,136.00	123,732,584.94

3．主营业务收入、主营业务利润分地区构成情况：

项 目	营业收入		营业成本		营业毛利	
	2006年	2005年	2006年	2005年	2006年	2005年
境 内	995,148,841.18	848,778,358.29	936,764,619.28	717,283,119.12	89,564,221.90	131,495,239.17
境 外	745,162.56	25,203,822.63	-	18,499,569.27	745,162.56	6,704,253.36
内部抵销	(5,000,000.00)	(21,840,982.71)	(10,949,751.54)	(7,374,075.12)	5,949,751.54	(14,466,907.59)
合 计	990,894,003.74	852,141,198.21	925,814,867.74	728,408,613.27	65,079,136.00	123,732,584.94

三、公司全资附属公司及控股公司（合并报表）经营业绩：

单位名称	经营范围	主营业务收入（元）	利润总额（元）	净利润（元）	注册资本（万元）
深圳海燕大酒店有限公司	酒店服务	28,153,787	-3,593,896	-3,593,896	3000
深圳市物业管理有限公司	物业管理服务	86,929,724	-17,198,486	-17,640,601	725
深圳圳通工程有限公司	工程安装维修	173,518,894	-1,763,848	-1,763,848	1000
深圳市深房小汽车出租有限公司	小汽车出租	4,150,297	-357,386	-452,112	1029
深圳市深房保税贸易有限公司	进出口贸易及保税业务	60,798,063	-742,055	-742,055	500
深圳经济特区房地产（集团）广州房地产有限公司	房地产开发经营	220,000	24,653	2,226	2000
新峰置业有限公司	投资控股	53,112,520	1,476,982	1,097,652	HKD100
新峰企业有限公司	投资、管理、咨询	3,083,233	-16,175,442	-16,175,442	HKD100
深圳市华展建设监理有限公司	建设监理	3,507,853	152,273	152,273	800

四、主要供应商和客户情况

单位：（人民币）万元

前五名销售客户销售金额合计	4,082.16	占销售总额比重	4.12%
前五名供应商采购金额合计	3,685.71	占采购总额比重	6.83%

五、经营中问题、困难及解决方案

1．经营中的问题和困难：

（1）辅助产业经营艰难，盈利能力尚需加强。今年以来，所属企业盈利能力有所改善，但总体上还处于微利状态，尤其是工程施工和酒店餐饮企业，竞争能力和自我发展能力有待于进一步提升。

（2）资源储备有限，开发规模偏小，主业开发计划总体上有所推迟。由于缺乏土地储备，开工项目偏少，2006年我们在寻找土地方面花费了不少力气，但由于各种原因没有得到应有进展，集团主业面临较大的可持续发展问题。

（3）融资渠道单一，自有资金有限。融资主要依赖抵押贷款，很难增大融资规模；受制于历史包袱，依靠自我积累、自有资金短期内难以充足，限制了获取资源的能力。

（4）缺乏资源整合能力和市场营销能力。尤其在创新产品概念、发动市场热点、实现整体营销方面较为落后。在开发产品价值创造方面，功能价值较强，而投资价值和品牌服务价值的创造能力较弱，从而缺乏品牌的市场号召力。

2、针对上述问题和困难，公司应对及解决方案是：

（1）突破原来的母子公司管理体制，提升所属企业自主生存能力，增强自主经营，开创自主发展的新局面；（2）能快则快，突破项目开发瓶颈，提升主业的效率水平和效益水平；（3）加快融资能力创新，突破资金瓶颈，提升资源储备能力；（4）狠抓管理，增收节支，开源节流，实行全面预算管理；（5）增强企业整体营销能力，培育企业品牌。

六、投资情况

1、报告期内公司没有募集资金，也没有之前募集资金使用延续到报告期之情况。

2、非募集资金投资情况

单位：（人民币）万元

项目名称	本年投入项目金额	项目进度	项目收益情况
碧桐海苑		05年8月入伙	结转销售收入19925.76万元，毛利6291.63万元
星湖花园三期		05年8月入伙	结转销售收入12322.22万元，毛利3905.31万元
东湖帝景名苑	11,903.89	已取得建设用地规划许可证	未结算
怡泰中心		2006年月入伙	结转销售收入19402.84万元，毛利-10585.60万元
汕头金叶岛国际花园6-9期	2208.89	分期开发	未结算
星湖花园3#楼	42	准备施工	无
黄埔雅园	8108.67	06年底工程基本完工，设备调试准备验收	未结算
合计	22263.45	-	-

七、报告期财务状况和经营成果分析

（一）财务状况分析

资产负债构成同比变化情况

项目	2006年12月30日 金额(元)	2006年12月30日 占总资产的比重(%)	2005年12月30日 金额(元)	2005年12月30日 占总资产的比重(%)	占总资产的比重增长百分点
总资产	2,391,441,694.13	100.00	2,280,306,748.29	100.00	
流动资产	1,962,753,348.99	82.07	1,827,889,548.67	80.16	1.91
货币资金	461,311,146.09	19.29	310,856,949.28	13.63	5.66
短期投资			1,704,214.79	0.07	-0.07
应收账款	18,956,883.97	0.79	30,691,905.02	1.35	-0.55
其他应收款	170,653,648.78	7.14	128,507,309.91	5.64	1.50
预付账款	7,560,118.78	0.32	11,667,789.13	0.51	-0.20
应收补贴款			4,186,557.27	0.18	-0.18
存货	1,286,967,699.69	53.82	1,326,105,743.84	58.15	-4.34
待摊费用	17,303,851.68	0.72	14,169,079.43	0.62	0.10
长期股权投资	160,073,275.68	6.69	164,643,553.06	7.22	-0.53
长期债权投资	82,545,764.62	3.45	85,093,435.25	3.73	-0.28
固定资产净值	185,930,271.90	7.77	201,703,682.02	8.85	-1.07
在建工程					-
无形及其他资产	139,032.94	0.01	976,529.29	0.04	-0.04
流动负债	1,229,137,438.54	51.40	1,110,811,956.98	48.71	2.68
短期借款	165,424,900.00	6.92	291,474,378.56	12.78	-5.86
应付账款	33,911,509.50	1.42	45,093,987.01	1.98	-0.56
预收账款	285,510,034.84	11.94	302,259,671.44	13.26	-1.32
应付工资	16,166,492.29	0.68	16,517,761.36	0.72	-0.05
应付福利费	12,842,325.58	0.54	10,506,303.98	0.46	0.08
应付股利			-	-	-
应交税金	4,313,435.83	0.18	8,295,637.00	0.36	-0.18
其他未交款	162,194.22	0.01	187,356.70	0.01	-0.00
其他应付款	500,790,212.81	20.94	315,966,218.35	13.86	7.08
预提费用	100,016,333.47	4.18	94,010,642.58	4.12	0.06
一内到期的长期负债	110,000,000.00	4.60	26,500,000.00	1.16	3.44
长期负债合计	85,796,326.59	3.59	130,659,024.96	5.73	-2.14
长期借款	65,000,000.00	2.72	110,000,000.00	4.82	-2.11
长期应付款	20,796,326.13	0.87	20,659,024.96	0.91	-0.04
负债合计	1,314,933,765.13	54.98	1,241,470,981.94	54.44	0.54
股东权益	1,093,956,870.51	45.74	1,056,972,101.87	46.35	-0.61

公司资产负债的构成日趋合理，资产质量有所提升；资产负债率54.98%在同行业中属于较低水平，财务状况稳健，为公司可持续发展提供了坚实的基础。

各项目变动说明：

①货币资金46,131万元，比上年同期31,086万元增加15,045万元，增幅48.4%主要是经营活动产生的净现金。

②应收账款减少38.19%，主要原因是报告期收回部分应收账款。

③其他应收款增加主要是下属公司新峰企业、汕头华林公司支付未结转款项。

④存货减少的主要原因是结转售楼成本大于本年投入。

⑤待摊费用的增加主要是预交的预收楼款所得税。

⑥固定资产减值准备减少是房屋建筑物价值回升转回所计提的减值准备。

⑦短期借款的减少主要是向深圳建设集团财务公司借款8,000万元转为向深圳市投资控股有限公司的借款。

⑧应付账款期末余额较期初减少24.79%，主要是报告期内支付工程款。

⑨其他应付款

其他应付款本期期末余额为50,079万元，比上年增长58.49%，主要是本年度由借款转入的款项，收到项目转让款、业主租房押金和其他代收暂收款项。

⑩长期借款的变动是向农信社两笔长期借款11,000万元都在07年到期转入一年内到期的长期负债中，报告期内新增两笔长期借款6,500万元。

（二）经营成果分析

1、2006年实现主营业务利润1,765万元，比上年同期8,500万元大幅度减少，主营业务利润率4.78%比上年同期9.97%下降了5.19个百分点。主要原因是房地产业毛利率0.63%比上年同期14.95%大幅度减少。究其原因是本部结转了怡泰大厦收入19,403万元，相应结转成本为29,988万元，毛利率为-35.3%。怡泰大厦属历史遗留问题楼盘，历史累计成本高，地理环境不理想，售价低于成本。本公司在1998年、2001年对怡泰大厦计提了存货跌价准备，本年相应销售转销以前年度计提的存货跌价准备17,664 万元。

2、管理费用本年度为-8,904万元，上年为6,640万元，本年度比上年大幅减少，主要是本年度销售怡泰大厦房产时转销以前年度计提的存货跌价准备17,835万元（上年度转销的存货跌准备为5,602万元）。

3、财务费用

项 目	2006年	2005年
利息支出	23,071,544.77	32,310,316.47
减：利息收入	4,245,461.40	3,162,400.48
汇兑损失	13,956,542.60	9,639,857.28
减：汇兑收益	2,386,732.58	3,379,743.97
其 他	790,751.74	962,079.65
合 计	31,186,645.13	36,370,108.95

本报告期财务费用较上期减少14.24%，主要原因系本报告期汇率变动导致汇兑净损失增加432万元，利息支出减少924万元所致。

4、投资收益360万元，较上年同期大幅减少，分类明细如下：

项 目	2006年	2005年
股票投资收益	4,519,295.90	69,753.49
联营或合营企业分配来的利润	1,559,962.49	1,660,097.38
未合并公司权益调整	(1,104,150.84)	(1,278,060.58)
股权投资差额摊销	(1,397,348.64)	(1,397,348.64)
股权、债权投资处置收益	-	46,507,481.54
计提长期投资减值准备	-	(3,069,704.88)
其他投资收益	26,954.26	4,044,175.16
合 计	3,604,713.17	46,536,393.47

投资收益本年度比上年度大幅减少，主要是由于上年度转让哈尔滨建峰科技发展公司、吉林制药股份有限公司、深圳竹园企业有限公司股权及债权投资取得收益46,507,481.54元。

6、营业外支出

项　　目	2006年	2005年
三项制度改革经济补偿金*1	37,410,074.07	-
违约金及罚款支出	157,089.23	197,933.89
诉讼赔偿损失	3,291,150.94	1,164,150.94
处置固定资产净损失	167,335.28	1,385,716.78
固定资产减值准备转回	(1,268,763.04)	-
捐赠支出	34,000.00	69,000.00
其　他	495,025.56	81,473.49
合　计	40,285,912.04	2,898,275.10

营业外支出本年度比上年度大幅增长，主要是由于本年度计提三项制度改革经济补偿金3,741万元，是根据深圳市人民政府国有资产监督管理委员会、深圳市劳动和社会保障局、深圳市人事局《关于进一步规范市属国有企业劳动关系的意见》（深国资委[2006]358号）及深国资委[2006]359号《关于市属国有企业做好深化劳动人事分配制度改革工作的通知》，本公司与员工达成协议，对同意与本公司除解劳动合同的员工，按规定标准计提的经济补偿金。

7、经营活动产生的现金流量净额为17,512万元，比上年同期26,627万元，减少9,115万元。主要是销售商品、提供劳务收到的现金98,588万元，比上年同期94,032万元增加4,556万元增幅4.85%。而购买商品、接受劳务支付的现金71,540万元，比上年同期增加49,988万元增加21,552万元，增幅43.11%。经营活动产生的现金流收入增幅远小于现金流支出增幅，公司经营活动产生的现金流较上年差。但总的现金流净增加额14,454万元，比上年同期10,633万元增加了3,821万元增幅35.94%，主要是本年归还银行贷款远小于上年同期。总的说公司的现金流还是呈良好的趋势，有利于公司今后的发展。

八、对公司未来发展的展望

2007年是公司加快发展速度、推进企业崛起的奋斗之年，房地产宏观调控的不确定影响，是对企业经营环境造成直接冲击的主要因素，本公司坚持以市场和效益为导向，本着“夯实基础、规范管理、能快则快”的方针，以扩大主业规模、完善管控体系、转换经营机制和强化执行力为重点，深入开展“发展管理年”活动，进一步提升企业竞争能力，努力实现企业制度创新和经营绩效新的突破，为深房集团步入良性滚动发展开创一个崭新的局面。

（一）、建立和完善管理控制体系，优化管理流程，夯实管理基础，提高企业运营效率。一是要全面建设切合企业实际的管控体系。要进一步明确集团本部和各项目部、各企业的关键管理关系、权责划分和核心管控流程，提升企业对各业务领域和组织结构管控的针对性，达到强化整合资源的效果。二是要全面建设和完善企业各项业务流程。以流程管理为纲推进整体管理水平的改善，将我们提升管理能力的努力和成果转化为制度体系，为企业各项经营管理活动确立行为规范；突出重点领域，吸取近年来的诸多教训，狠抓质量管理、进度管理、成本管理、营销管理四大项，真正促进主业经营能力的提高。

（二）、能快则快，突破项目开发瓶颈，提升主业的效率水平和效益水平。2007年集团的开发主业正处于再生产循环的投资阶段，新开发项目增多、投资规模加大，除了汕头金叶岛项目，星湖花园3期、东湖帝景名苑、龙岗龙凤山庄也将正式启动。

2007年拟投资项目情况

项目名称	项目类型	项目位置	项目投资总额
星湖花园3#楼	高层住宅	深圳市泥岗村内	2500万元
龙凤山庄	多层、高层住宅	龙岗区新生村	49000万元
东湖帝景名苑	高层住宅	深圳市布心路与爱国路交汇处	30000万元
汕头金叶岛国际花园	别墅及多层、小高层住宅	汕头市新津河出海口	70000万元
汕头新峰大厦	未定	汕头市中山路与龙眼南路交汇处	未定

（三）、加快融资能力创新，突破资金瓶颈，提升资源储备能力。一是巩固和创新融资渠道，提升获取资源的能力，二是要注意把握时机节奏适机适地增加资源储备，三是转变观念，在合适的地域增加储备。

（四）、执行新企业会计准则后，公司可能发生的会计政策、会计估计变更及其对公司的财务状况和经营成果的影响情况

1、关于2007 年1 月1 日新准则首次执行日现行会计准则和新会计准则股东权益差异的分析：

项目	注释	项目名称	金额（元）
		2006年12月31日股东权益（现行会计准则）	1,093,956,870.51
1		长期股权投资差额	-
2		其中：同一控制下企业合并形成的长期股权投资差额	-1,503,986.27
		其他采用权益法核算的长期股权投资贷方差额	-
2		拟以公允价值模式计量的投资性房地产	-
3		因预计资产弃置费用应补提的以前年度折旧等	-
4		符合预计负债确认条件的辞退补偿	-
5		股份支付	-
6		符合预计负债确认条件的重组义务	-
7		企业合并	-
		其中：同一控制下企业合并商誉的账面价值	-
		根据新会计准则计提的商誉减值准备	-
8		以公允价值计量且其变动计入当期损益的金融资产以及可供出售金融资产	-
9		以公允价值计量且其变动计入当期损益的金融负债	-
10		金融工具分拆增加的权益	-
11		衍生金融工具	-
12	3	所得税	30,433,178.19
13	4	少数股东权益	-12,705,986.19
14		其他	-4,960,550.27
		2007年1月1日股东权益（新会计准则）	1,105,219,525.97

（1）同一控制下企业合并形成的长期股权投资差额

根据《企业会计准则第20 号——企业合并》的有关规定，公司2007年1月1日对尚未摊销完的属于同一控制下企业合并形成的股权投资借方差额1,503,986.27元全额冲销，调减留存收益1,503,986.27元，其中，减少归属于母公司的所有者权益为1,503,986.27元。

（2）所得税

根据《企业会计准则第18 号——所得税》的有关规定，公司2007年1月1日对资产、负债的账面价值与计税基础不同形成的暂时性差异的所得税影响进行追溯调整，并将影响金额调整留存收益。据此，公司因坏账准备、存货跌准备、预提费用等所形成的，资产账面价值小于资产计税基础及负债的账面价值大于负债的计税基础的所得税影响金额20,713,660.69元调增留存收益。其中，增加归属于母公司的所有者权益20,713,660.69 元。

根据《企业会计准则第18 号——所得税》的有关规定，公司2007年1月1日对税法允许用以后年度所得弥补的可抵扣亏损的所得税影响进行追溯调整，并将影响金额调整留存收益。据此，公司因可抵扣亏损的所得税影响金额10,980,628.58元调增留存收益。其中，增加归属于母公司的所有者权益9,719,517.50元，增加归属于少数股东的权益1,261,111.08元。

（3）少数股东权益

根据《企业会计准则第33 号——合并财务报表》的有关规定，现行会计制度下的单列的少数股东权益，应当在合并资产负债表中所有者权益下以少数股东权益项目列示。因此，公司2007年1月1日将少数股东权益(17,448,941.51)元列于股东权益，同时，因上述调增的归属于少数股东的权益1,261,111.08 元，亦列示于股东权益。

根据《企业会计准则第33 号——合并财务报表》的有关规定，母公司应当将其全部子公司纳入合并财务报表的合并范围。公司2007年1月1日将以前未合并子公司的财务报表纳入合并范围，相应增加归属于少数股东的权益3,481,844.24元。

（4）其他

根据《企业会计准则第33 号——合并财务报表》的有关规定，母公司应当将其全部子公司纳入合并财务报表的合并范围。公司2007年1月1日将以前未合并子公司的财务报表纳入合并范围，由于个别子公司净资产为负数，从而减少留存收益4,960,550.27元，其中，减少归属于母公司的所有者权益4,960,550.27元。

2、执行新企业会计准则后，公司可能发生的会计政策、会计估计变更及其对公司的财务状况和经营成果的影响主要有：

（1）根据《企业会计准则第2 号——长期股权投资》的规定，公司将现行政策下对子公司采用权益法核算变更为采用成本法核算，因此将减少子公司经营盈亏对母公司当期投资收益的影响，但是本事项不影响公司合并报表。

（2）根据《企业会计准则第3 号——投资性房地产》的规定，公司将现行政策下对投资性房地产的核算从存货转到投资性房地产核算，并将采用成本模式计量，本事项不影响公司的利润和股东权益。

（3）根据《企业会计准则第18 号——所得税》的规定，公司将现行政策下应付税款法变更为资产负债表债务法，企业资产、负债账面价值和计税基础存在差异时，按规定确认递延所得税资产和递延所得税负债，所确认的递延所得税资产和递延所得税负债计入所得税费用，将会影响公司当期的所得税费用，从而影响公司的利润和股东权益。

（4） 根据《企业会计准则第33 号——合并财务报表》的规定，公司将现行会计政策下合并财务报表中少数股东权益单独列示，变更为在合并资产负债表中股东权益项目下以“少数股东权益”项目列示，合并财务报表的净利润包含少数股东损益，合并净资产也包含少数股东权益，此项政策变化将会影响公司的股东权益和净利润。

九、董事会日常工作情况

（一）报告年度内董事会的会议情况及决议内容

2006年董事会召开情况如下：

1、 第一次会议于3月6日在集团公司会议室召开，出席会议董事6人，1名董事委托其他董事表决。会议审议通过了《关于董事会换届的议案》、《关于召开2006年第一次临时股东大会的议案》等议案。

有关董事会决议刊登在3月8日的《中国证券报》、《大公报》和巨潮网上。

2、第二次会议于4月11日召开，出席会议董事6人，1名董事缺席。会议审议通过了《关于选举第五届董事长的议案》、《关于聘任董事会秘书的议案》等议案。

有关董事会决议刊登在4月12日的《中国证券报》、《大公报》和巨潮网上。

3、第三次会议于4月21日召开，出席会议董事6人，1名董事缺席。会议审议通过了《2005年度报告及摘要》、《2005年度利润分配方案》、《2006年第一季度报告》等议案。

有关董事会决议刊登在4月25日的《中国证券报》、《大公报》和巨潮网上。

4、第四次会议于5月29日召开，出席会议董事6人，1名董事委托其他董事表决。会议审议通过了《2005年度董事会报告》、《关于聘任会计师事务所的议案》、《深圳经济特区房地产（集团）股份有限公司章程》、《深圳经济特区房地产（集团）股份有限公司股东大会议事规则》、《深圳经济特区房地产（集团）股份有限公司董事会议事规则》、《关于召开2005年度股东大会的议案》等议案。

有关董事会决议刊登在5月30日的《中国证券报》、《大公报》和巨潮网上。

5、第五次会议于8月21日召开，出席会议董事5人，2名董事委托其他董事表决。会议审议通过了《2006年度中期报告全文及其摘要》、《关于聘任高级管理人员的议案》、《关于增补董事的议案》、《关于召开2006年第二次临时股东大会的议案》等议案。

有关董事会决议刊登在8月23日的《中国证券报》、《大公报》和巨潮网上。

6、第六次会议于9月7日召开，出席会议董事5人，2名董事缺席。会议审议通过了关于参加深圳G02113-0019地块、G01064-0259地块、A104-0111地块、A412-0045地块土地使用权拍卖的决议。

7、第七次会议于10月25日召开，出席会议董事7人，2名董事委托其他董事表决。会议审议通过了《2006年第三季度报告》。

（二）董事会对股东大会决议的执行情况

1、2006 年1 月23日本公司召开A股市场股权分置改革相关股东会议，顺利实施股权分置改革。

2本公司2006年第一次临时股东大会4月11日召开，审议通过了《关于董事会换届的议案》和《关于监事会换届的议案》，以累计投票制选举产生新一届的董事人选和监事人选。

3、第十四届股东大会6月30日召开，形成了有关2005年度报告和利润分配、修改公司章程、制定股东大会议事规则、董事会议事规则监事会议事规则、续聘会计师事务所审计事务等决议，董事会根据股东大会授权严格执行了以上决议。报告期内，公司无利润分配和公积金转增股本方案，也没有配股和增发新股。

4、本公司2006年第二次临时股东大会9月8日召开，审议通过了《关于增补董事的议案》，以累计投票制选举增补3名董事。

十、本年度利润分配预案

本公司2006年度财务决算已经南方民和会计师事务所审计，本公司2006年度净利润按照国内会计准则计算为19,259,485.35元，按国际会计准则计算为42,069,000元。可分配利润为-1,022,454,478.17元。根据有关法规和本公司章程规定，本公司2006年度不具备利润分配条件，经本公司董事会讨论决定，本公司2006年度利润不分配。

十一、本公司选定的信息披露的境内外报刊无变更,境内为《中国证券报》，境外为《大公报》。

十二、独立董事对公司担保情况及执行《关于规范上市公司与关联方资金往来及上市公司对外担保若干问题的通知》规定情况的专项说明及独立意见：

我们审阅了深圳经济特区房地产（集团）股份有限公司2006年度报告、财务报告中关于公司对外担保、关联方资金占用的情况及其他相关材料，现对对外担保、关联方资金占用情况说明如下：

1、公司当期无对外担保。报告期内尚有未结清之对业主楼宇按揭担保余额3,859万元未履行完，该类担保属于行业普遍现象，担保期限处按揭银行放款之日起至按揭银行为购房者办好《房地产证》之日止，如果购房者在担保期间没有履行债务人责任，公司有权收回已售房产，因此该担保不会给公司造成实际损失，公司承担连带清偿责任可能性较小。

2、公司没有大股东占用上市公司资金情况，公司目前存在一些应收关联方款项绝大部分为以前较早年度对下属公司投资借款所形成的。

因此，我们认为：公司能较好执行《关于规范上市公司与关联方资金往来及上市公司对外担保若干问题的通知》

第九节 监事会报告

2006年，监事会按照《证券法》、《公司法》和《公司章程》的规定，在公司董事会、经营班子和广大股东的大力支持下，忠实履行法律、法规赋予的监督职责。报告期内召开监事会6次，参加股东大会4次，列席董事会7次。

一、 报告期内召开的会议情况

1、第一次会议于2006年3月6日召开，审议通过《关于监事会换届的议案》。推荐第五届监事会监事候选人为庄创辉、熊兴农、张旭熙、邓康诚；由工会委员会推荐陈俊义为职工代表监事候选人。

2、第二次会议于2006年4月11日召开，选举庄创辉为本届监事会主席。

3、第三次会议于2006年4月21日召开，审议通过2005年度报告及摘要、监事会2005年度报告、财务报告及利润分配方案、2006年第一季度报告。

4、第四次会议于2006年5月29日召开，审议通过《监事会议事规则》、《2005年度监事会工作报告》。

5、第五次会议于2006年8月21日召开，审议通过2006年中期报告及摘要。

6、第六次会议于2006年10月25日召开，审议通过2006年第三季度报告。

二、 监事会独立意见

1、报告期内公司决策程序合法，内部管理机制和控制制度进一步健全完善，严格执行了国家政策和各项法律法规。公司董事、高级管理人员没有发生违反公司章程和损害公司利益及股东利益的行为。

2、报告期内，公司经济效益有显著提高，资产质量进一步优化，资金实力较上年明显增强，成本控制取得突出成效，审计工作进一步规范，内部管控体系不断健全完善。特别是在企业"三项制度"改革的情况下，剔除了退出员工的补偿因素，整体效益仍有显著提高，做到了改革与经营两不误。报告期内，南方民和会计事务所出具的无保留意见报告准确真实，分析切合实际，客观反映了公司财务状况和经营现状。

3、公司在报告期内的关联交易公平，无损害上市公司利益。报告期内公司无收购和出售资产交易，未募集资金。

第十节　重要事项

一、重大诉讼、仲裁事项

报告期内公司涉及的重大诉讼、仲裁事项见财务报表附注八。

二、报告期内公司无重大收购和出售资产事项

三、报告期内公司关联方及关联交易事项见财务报表附注七。

四、报告期内公司未签定托管、承包、租赁等方面的重大合同，无委托理财事项。

五、担保情况

公司对外担保情况（不包括对控股子公司的担保）　　单位：（人民币）万元

担保对象名称	发生日期（协议签署日）	担保金额	担保类型	担保期	是否履行完毕	是否为关联方担保（是或否）
无						
报告期内担保发生额合计						
报告期末担保余额合计						
公司对控股子公司的担保情况						
报告期内对控股子公司担保发生额合计						2600
报告期末对控股子公司担保余额合计						2600
公司担保总额情况(包括对控股子公司的担保)						
担保总额						2600
担保总额占公司净资产的比例						2.38%
公司违规担保情况						
为控股股东及公司持股50%以下的其他关联方提供担保的金额						0.00
直接或间接为资产负债率超过70%的被担保对象提供的债务但保金额						
担保总额是否超过净资产的50%(是或否)						否
违规担保总额						0.00

报告期内尚有尚未结清之对业主楼宇按揭担保余额3,859万元未履行完，该类担保属于行业普遍现象，担保期限处按揭银行放款之日起至按揭银行为购房者办好《房地产证》之日止，如果购房者在担保期间没有履行债务人责任，公司有权收回已售房产，因此该担保不会给公司造成实际损失，公司承担连带清偿责任可能性较小。

六、公司控股股东在股权分置改革中的承诺事项及其履行情况：

1、控股股东就深深房股权分置改革有关事项承诺：

"1、本公司将遵守法律、法规和规章的规定，履行法定承诺义务；2、本公司声明：本承诺人将忠实履行承诺，承担相应的法律责任。除非受让人同意并有能力承担承诺责任，本承诺人将不转让所持有的股份；3、本公司声明：本承诺人未按承诺文件的规定履行其承诺时，应赔偿其他股东因此而遭受的损失。" 目前未触及承诺事项的条件。

2、股份过户支付对价的承诺：

鉴于深深房控股股东建设投资所持有的深深房股份尚未过户到投控公司名下，且股权过户手续正在办理之中，若股权划转过户手续在深深房股权分置改革方案实施之日前完成，则由投控公司执行对价安排；若股权划转过户手续在深深房股权分置改革方案实施之日前未能完成，则由建设投资执行对价安排。投控公司承诺在股权过户完成后，将继续履行建设投资就本次股权分置改革所做出的承诺。2006年2月15中按承诺事项履行完毕。

3、限售条件的承诺：

自改革方案实施之日起，在十二个月内不上市交易或者转让；在前项规定期满后，通过证券交易所挂牌交易出售原非流通股股份，出售数量占该公司股份总数的比例在十二个月内不得超过百分之五，在二十四个月内不得超过百分之十。承诺条件在报告期内尚未触及。（根据股权分置改革方案，2007年2月26日，公司5058.3万股限售股份解除限售。）

七、公司聘任深圳南方民和会计师事务所负责公司的2006年年审，该事务所自2001年起为本公司提供年审服务。根据协议，本公司将支付给深圳南方民和会计师事务所审计费用88万元。

八、报告期内，本公司、本公司董事会及董事没有受批评和谴责的情况。

九、公司接受调研和采访情况

报告期内，公司接受投资者电话和实地调研若干起，在接待调研时，公司及相关信息披露义务人按照《上市公司公平信息披露指引》的要求，严格遵循公平信息披露的原则，维护投资者公平获得信息的权力，没有实行差别对待政策，没有有选择的、私下的、提前的向特定对象披露、透露或泄露非公开信息的情形。

第十一节　财务报告

审计报告

深南财审报字（2007）第CA398号

深圳经济特区房地产（集团）股份有限公司全体股东：

我们审计了后附的深圳经济特区房地产（集团）股份有限公司（以下简称“深房集团”）财务报表，包括2006年12月31日的资产负债表，2006年度的利润表和现金流量表以及财务报表附注。

一、管理层对财务报表的责任

按照企业会计准则和《企业会计制度》的规定编制财务报表是深房集团管理层的责任。这种责任包括：（1）设计、实施和维护与财务报表编制相关的内部控制，以使财务报表不存在由于舞弊或错误而导致的重大错报；（2）选择和运用恰当的会计政策；（3）作出合理的会计估计。

二、注册会计师的责任

我们的责任是在实施审计工作的基础上对财务报表发表审计意见。我们按照中国注册会计师审计准则的规定执行了审计工作。中国注册会计师审计准则要求我们遵守职业道德规范，计划和实施审计工作以对财务报表是否不存在重大错报获取合理保证。

审计工作涉及实施审计程序，以获取有关财务报表金额和披露的审计证据。选择的审计程序取决于注册会计师的判断，包括对由于舞弊或错误导致的财务报表重大错报风险的评估。在进行风险评估时，我们考虑与财务报表编制相关的内部控制，以设计恰当的审计程序，但目的并非对内部控制的有效性发表意见。审计工作还包括评价管理层选用会计政策的恰当性和作出会计估计的合理性，以及评价财务报表的总体列报。

我们相信，我们获取的审计证据是充分、适当的，为发表审计意见提供了基础。

三、审计意见

我们认为，深房集团财务报表已经按照企业会计准则和《企业会计制度》的规定编制，在所有重大方面公允反映了深房集团2006年12月31日的财务状况以及2006年度的经营成果和现金流量。

深圳南方民和会计师事务所有限责任公司　　　　中国注册会计师

中国·深圳　　　　中国注册会计师

2007年4月18日

深圳经济特区房地产（集团）股份有限公司

合并资产负债表

2006年12月31日

金额单位：人民币元

资产类	附 注	2006-12-31	2005-12-31
流动资产			
货币资金	五.1	461,311,146.09	310,856,949.28
短期投资	五.2	-	1,704,214.79
应收账款	五.3	18,956,883.97	30,691,905.02
其他应收款	五.4	170,653,648.78	128,507,309.91
预付账款	五.5	7,560,118.78	11,667,789.13
应收补贴款	五.6	-	4,186,557.27
存货	五.7	1,286,967,699.69	1,326,105,743.84
待摊费用	五.8	17,303,851.68	14,169,079.43
流动资产合计		1,962,753,348.99	1,827,889,548.67
长期投资			
长期股权投资	五.9	160,073,275.68	164,643,553.06
长期债权投资	五.9	82,545,764.62	85,093,435.25
长期投资合计		242,619,040.30	249,736,988.31
固定资产			
固定资产原值	五.10	341,118,151.15	357,721,392.41
减：累计折旧	五.10	155,056,151.29	154,617,219.39
固定资产净值		186,061,999.86	203,104,173.02
减：固定资产减值准备	五.10	131,727.96	1,400,491.00
固定资产净额		185,930,271.90	201,703,682.02
在建工程		-	-
固定资产合计		185,930,271.90	201,703,682.02
无形资产及其他资产			
无形资产	五.11	3,946.60	35,782.60
长期待摊费用	五.12	135,086.34	940,746.69
无形资产及其他资产合计		139,032.94	976,529.29
资产总计		2,391,441,694.13	2,280,306,748.29

深圳经济特区房地产（集团）股份有限公司

合并资产负债表（续）

2006年12月31日

金额单位：人民币元

负债及股东权益	附 注	2006-12-31	2005-12-31
流动负债			
短期借款	五.13	165,424,900.00	291,474,378.56
应付票据		-	-
应付账款	五.14	33,911,509.50	45,093,987.01
预收账款	五.15	285,510,034.84	302,259,671.44
应付工资		16,166,492.29	16,517,761.36
应付福利费		12,842,325.58	10,506,303.98
应付股利		-	-
应交税金	五.16	4,313,435.83	8,295,637.00
其他未交款		162,194.22	187,356.70
其他应付款	五.17	500,790,212.81	315,966,218.35
预提费用	五.18	100,016,333.47	94,010,642.58
一年内到期的长期负债	五.19	110,000,000.00	26,500,000.00
流动负债合计		1,229,137,438.54	1,110,811,956.98
长期负债			
长期借款	五.20	65,000,000.00	110,000,000.00
长期应付款	五.21	20,796,326.59	20,659,024.96
其他长期负债		-	-
长期负债合计		85,796,326.59	130,659,024.96
负债合计		1,314,933,765.13	1,241,470,981.94
少数股东权益		(17,448,941.51)	(18,136,335.52)
股东权益			
股本	五.22	1,011,660,000.00	1,011,660,000.00
资本公积	五.23	978,244,858.10	978,244,858.10
盈余公积	五.24	118,910,686.94	118,910,686.94
其中 法定公益金	五.24	-	115,594,426.18
未分配利润	五.25	(1,022,454,478.17)	(1,041,713,963.52)
外币报表折算差额		7,595,803.64	(10,129,479.65)
股东权益合计		1,093,956,870.51	1,056,972,101.87
负债及股东权益总计		2,391,441,694.13	2,280,306,748.29

公司法定代表人：　　　　主管会计工作公司负责人：　　　　公司会计机构负责人：

所附附注为本会计报表的组成部分

深圳经济特区房地产（集团）股份有限公司

合并利润表

2006年度

金额单位:人民币元

项目	附注	2006	2005
一、主营业务收入	五.26	990,894,003.74	852,141,198.21
减：主营业务成本	五.26	925,814,867.74	728,408,613.27
主营业务税金及附加		47,430,076.97	38,736,637.65
二、主营业务利润		17,649,059.03	84,995,947.29
加：其他业务利润	五.27	486,437.69	664,478.90
减：营业费用		19,540,568.09	16,090,229.01
管理费用	五.28	(89,035,049.96)	66,405,980.08
财务费用	五.29	31,186,645.13	36,370,108.95
三、营业利润		56,443,333.46	(33,205,891.85)
加：投资收益	五.30	3,604,713.17	46,536,393.47
补贴收入		-	-
营业外收入	五.31	687,497.05	573,931.83
减：营业外支出	五.32	40,285,912.04	2,898,275.10
四、利润总额		20,449,631.64	11,006,158.35
减：所得税		954,500.78	2,587,339.78
少数股东损益		235,645.51	(3,681,382.22)
五、净利润		19,259,485.35	12,100,200.79
加：年初未分配利润		(1,041,713,963.52)	(1,053,814,164.31)
其他转入		-	-
六、可供分配利润		(1,022,454,478.17)	1,041,713,963.52)
减：提取法定盈余公积		-	-
提取法定公益金		-	-
七、可供股东分配的利润		(1,022,454,478.17)	(1,041,713,963.52)
减：应付优先股股利		-	-
提取任意盈余公积		-	-
应付普通股股利		-	-
转作股本的普通股股利		-	-
八、未分配利润		(1,022,454,478.17)	(1,041,713,963.52)

补充资料：

项目	2006	2005
1、出售、处置部门或被投资单位所得收益	-	46,507,481.54
2、自然灾害发生的损失	-	-
3、会计政策变更增加（或减少）利润总额	-	-
4、会计估计变更增加（或减少）利润总额	-	-
5、债务重组损失	-	-
6、其他	-	-

公司法定代表人： 主管会计工作公司负责人： 公司会计机构负责人：

所附附注为本会计报表的组成部分

深圳经济特区房地产（集团）股份有限公司

合并现金流量表

2006年度

金额单位：人民币元

项目	附注	2006
一、经营活动产生的现金流量		
销售商品、提供劳务收到的现金		985,879,388.19
收到的税费返还		12,403,584.57
收到的其他与经营活动有关的现金	五.33	146,103,994.46
现金流入小计		1,144,386,967.22
购买商品、接受劳务支付的现金		715,400,746.15
支付给职工以及为职工支付的现金		81,125,774.83
支付的各项税费		52,553,350.81
支付的其他与经营活动有关的现金	五.34	120,191,840.48
现金流出小计		969,271,712.27
经营活动产生的现金流量净额		175,115,254.95
二、投资活动产生的现金流量		
收回投资所收到的现金		1,704,214.79
其中：出售子公司所收到的现金		-
取得投资收益所收到的现金		6,079,258.39
处置固定资产、无形资产和其他长期资产所收回的现金净额		319,700.00
收到的其他与投资活动有关的现金		-
现金流入小计		8,103,173.18
购建固定资产、无形资产和其他长期资产所支付的现金净额		5,379,136.47
投资所支付的现金		--
支付的其他与投资活动有关的现金		-
现金流出小计		5,379,136.47
投资活动产生的现金流量净额		2,724,036.71
三、筹资活动产生的现金流量		
吸收投资所收到的现金		-
借款所收到的现金		244,471,720.00
收到的其他与筹资活动有关的现金		-
现金流入小计		244,471,720.00
偿还债务所支付的现金		252,021,198.56
分配股利、利润或偿付利息所支付的现金		23,333,501.23
支付的其他与筹资活动有关的现金		-
现金流出小计		275,354,699.79
筹资活动产生的现金流量净额		(30,882,979.79)
四、汇率变动对现金的影响		(2,419,331.77)
五、现金及现金等价物净增加额		144,536,980.10

深圳经济特区房地产（集团）股份有限公司

合并现金流量表（补充资料）

2006年度

金额单位：人民币元

项　目	附注	2006
1、将净利润调节为经营活动的现金流量		
净利润		19,259,485.35
加：少数股东损益		235,645.51
计提的资产减值准备		(179,934,843.99)
固定资产折旧		12,677,052.93
无形资产摊销		31,836.00
长期待摊费用摊销		805,660.35
待摊费用的减少（减：增加）		(3,134,772.25)
其他货币资金减少		(5,917,216.71)
预提费用的增加（减：减少）		6,005,690.89
处置固定资产、无形资产和其他长期资产损失（减：收益）		135,344.72
固定资产报废损失		-
财务费用		25,490,876.54
投资损失（减：收益）		(3,604,713.17)
存货的减少（减：增加）		221,139,926.30
经营性应收项目的减少（减：增加）		(15,281,370.60)
经营性应付项目的增加（减：减少）		97,206,653.08
其他		-
经营活动产生的现金流量净额		75,115,254.95
2、不涉及现金收支的投资和筹资活动		
债务转为股本		-
一年内到期的可转换债券		-
融资租入固定资产		-
3、现金及现金等价物净增加情况		
现金的期末余额	五.35	377,844,765.14
减：现金的期初余额	五.35	233,307,785.04
现金等价物的期末余额		-
减：现金等价物的期初余额		-
现金及现金等价物净增加额		144,536,980.10

公司法定代表人：　　　　主管会计工作公司负责人：　　　　公司会计机构负责人：

所附附注为本会计报表的组成部分

深圳经济特区房地产（集团）股份有限公司

资产负债表

2006年12月31日

金额单位：人民币元

资产类	附注	2006-12-31	2005-12-31
流动资产			
货币资金		259,588,370.18	232,112,611.55
短期投资		-	403,211.25
应收账款	六.1	14,843,071.01	24,108,795.35
其他应收款	六.2	713,599,278.02	612,067,308.46
预付帐款		-	250,000.00
存货	六.3	766,009,300.36	930,275,930.54
待摊费用		4,680,553.16	11,686,359.97
流动资产合计		1,758,720,572.73	1,810,904,217.12
长期投资			
长期股权投资	六.4	172,449,015.58	200,389,415.15
长期债权投资		-	-
长期投资合计		172,449,015.58	200,389,415.15
固定资产			
固定资产原值		254,260,173.55	253,936,243.55
减：累计折旧		103,838,202.39	95,711,834.83
固定资产净值		150,421,971.16	158,224,408.72
减：固定资产减值准备		131,727.96	1,400,491.00
固定资产净额		150,290,243.20	156,823,917.72
在建工程		-	-
固定资产合计		150,290,243.20	156,823,917.72
无形资产及其他资产			
无形资产		-	-
长期待摊费用		-	254,920.72
无形资产及其他资产合计		-	254,920.72
资产总计		2,081,459,831.51	2,168,372,470.71

深圳经济特区房地产（集团）股份有限公司

资产负债表（续）

2006年12月31日

金额单位：人民币元

负债及股东权益	附 注	2006-12-31	2005-12-31
流动负债			
短期借款		139,424,900.00	262,474,378.56
应付票据		-	-
应付账款		27,537,364.85	17,290,032.34
预收账款		92,675,917.54	224,622,684.36
应付工资		7,634,793.62	11,621,904.33
应付福利费		8,179,927.89	6,934,954.14
应付股利		-	-
应交税金		3,957,606.86	8,601,273.82
其他未交款		17,329.81	121,780.00
其他应付款		539,862,586.94	355,649,346.45
预提费用		52,696,211.16	75,551,744.85
一年内到期的长期负债		110,000,000.00	10,000,000.00
流动负债合计		981,986,638.67	972,868,098.85
长期负债			
长期借款		-	110,000,000.00
应付债券		-	-
长期应付款		-	-
长期负债合计		-	110,000,000.00
负债合计		981,986,638.67	1,082,868,098.85
股东权益			
股本		1,011,660,000.00	1,011,660,000.00
资本公积		978,244,858.10	978,244,858.10
盈余公积		113,936,295.79	113,936,295.79
其中：法定公益金		-	113,936,295.79
未分配利润		(1,004,367,961.05)	(1,018,336,782.03)
外币报表折算差额		-	-
股东权益合计		1,099,473,192.84	1,085,504,371.86
负债及股东权益总计		2,081,459,831.51	2,168,372,470.71

公司法定代表人：　　主管会计工作公司负责人：　　公司会计机构负责人：

所附附注为本公司报表的组成部分

深圳经济特区房地产（集团）股份有限公司

利润表

2006年度

金额单位：人民币元

项目	附注	2006	2005
一、主营业务收入	六.5	581,674,470.34	534,793,320.35
减：主营业务成本	六.5	590,646,205.38	444,718,604.05
主营业务税金及附加		32,196,166.90	28,219,681.19
二、主营业务利润		(41,167,901.94)	61,855,035.11
加：其他业务利润		816,525.48	-
减：营业费用		5,754,112.58	7,260,189.55
管理费用	六.6	(117,555,445.68)	5,883,802.09
财务费用		19,184,457.14	31,687,480.98
三、营业利润		52,265,499.50	17,023,562.49
加：投资收益	六.7	(22,967,120.87)	10,800,863.79
补贴收入		-	-
营业外收入		42,431.23	109,356.83
减：营业外支出		15,356,087.17	216,567.65
四、利润总额		13,984,722.69	27,717,215.46
减：所得税		15,901.71	13,661.81
五、净利润		13,968,820.98	27,703,553.65
加：年初未分配利润		(1,018,336,782.03)	(1,046,040,335.68)
其他转入		-	-
六、可供分配利润		(1,004,367,961.05)	(1,018,336,782.03)
减：提取法定盈余公积		-	-
提取法定公益金		-	-
七、可供股东分配的利润		(1,004,367,961.05)	(1,018,336,782.03)
减：应付优先股股利		-	-
提取任意盈余公积		-	-
应付普通股股利		-	-
转作股本的普通股股利		-	-
八、未分配利润		(1,004,367,961.05)	(1,018,336,782.03)

补充资料

项　目	2006	2005
1、出售、处置部门或被投资单位所得收益	-	10,443,101.88
2、自然灾害发生的损失	-	-
3、会计政策变更增加（或减少）利润总额	-	-
4、会计估计变更增加（或减少）利润总额	-	-
5、债务重组损失	-	-
6、其他	-	-

公司法定代表人：　　　　主管会计工作公司负责人：　　　　公司会计机构负责人：

所附附注为本公司报表的组成部分

深圳经济特区房地产（集团）股份有限公司

现金流量表

2006年度

金额单位：人民币元

项 目	附 注	2006
一、经营活动产生的现金流量		
销售商品、提供劳务收到的现金		450,320,062.17
收到的税费返还		-
收到的其他与经营活动有关的现金		284,318,716.31
现金流入小计		734,638,778.48
购买商品、接受劳务支付的现金		241,390,949.94
支付给职工以及为职工支付的现金		27,323,275.91
支付的各项税费		41,090,379.53
支付的其他与经营活动有关的现金		327,603,491.67
现金流出小计		637,408,097.05
经营活动产生的现金流量净额		97,230,681.43
二、投资活动产生的现金流量		
收回投资所收到的现金		403,211.25
其中：出售子公司所收到的现金		-
取得投资收益所收到的现金		2,357,258.68
处置固定资产、无形资产和其他长期资产所收回的现金净额		-
收到的其他与投资活动有关的现金		-
现金流入小计		2,760,469.93
购建固定资产、无形资产和其他长期资产所支付的现金净额		379,136.47
投资所支付的现金		-
支付的其他与投资活动有关的现金		-
现金流出小计		379,136.47
投资活动产生的现金流量净额		2,381,333.46
三、筹资活动产生的现金流量		
吸收投资所收到的现金		-
借款所收到的现金		168,471,720.00
收到的其他与筹资活动有关的现金		-
现金流入小计		168,471,720.00
偿还债务所支付的现金		221,521,198.56
分配股利、利润或偿付利息所支付的现金		20,245,501.23
支付的其他与筹资活动有关的现金		-
现金流出小计		241,766,699.79
筹资活动产生的现金流量净额		(73,294,979.79)
四、汇率变动对现金的影响		(1,400,374.52)
五、现金及现金等价物净增加额		24,916,660.58

深圳经济特区房地产（集团）股份有限公司

现金流量表（补充资料）

2006年度

金额单位：人民币元

项目	附注	2006
将净利润调节为经营活动的现金流量		
净利润		13,968,820.98
加：计提的资产减值准备		(179,294,598.58)
固定资产折旧		8,126,367.56
无形资产摊销		-
长期待摊费用摊销		254,920.72
待摊费用的减少（减：增加）		7,005,806.81
其他货币资金减少		(2,559,098.05)
预提费用的增加（减：减少）		(22,855,533.69)
处置固定资产、无形资产和其他长期资产损失（减：收益）		-
固定资产报废损失		-
财务费用		25,348,832.24
投资损失（减：收益）		22,967,120.87
存货的减少（减：增加）		342,617,514.78
经营性应收项目的减少（减：增加）		(93,030,878.17)
经营性应付项目的增加（减：减少）		(25,318,594.04)
其他		-
经营活动产生的现金流量净额		97,230,681.43
不涉及现金收支的投资和筹资活动		
债务转为股本		-
一年内到期的可转换债券		-
融资租入固定资产		-
现金及现金等价物净增加情况		
现金的期末余额	六.8	196,885,335.88
减：现金的期初余额	六.8	171,968,675.30
现金等价物的期末余额		-
减：现金等价物的期初余额		-
现金及现金等价物净增加额		24,916,660.58

公司法定代表人：　　主管会计工作公司负责人：　　公司会计机构负责人：

所附附注为本会计报表的组成部分

资产负债表附表1

深圳经济特区房地产（集团）股份有限公司

合并资产减值准备明细表

2006年度

金额单位：人民币元

项 目	年初余额	本期增加数	因资产价值回升转回数	本期转回数其他原因转出数	合 计	期末余额
一、坏账准备合计	337,498,346.48	859,443.83	-	1,174,640.18	1,174,640.18	337,183,150.13
其中：应收账款	19,741,086.72	-	-	689,133.64	689,133.64	19,051,953.08
其他应收款	317,757,259.76	859,443.83	-	485,506.54	485,506.54	318,131,197.05
二、短期投资跌价准备合计	-	-	-	-	-	-
其中：股票投资	-	-	-	-	-	-
债券投资	-	-	-	-	-	-
三、存货跌价准备合计	335,045,458.12	-	-	182,001,882.15	182,001,882.15	153,043,575.97
其中：库存商品	257,832.08	-	-	-	-	257,832.08
开发成本*1	102,541,667.97	-	-	3,650,997.55	3,650,997.55	98,890,670.42
开发产品*2	202,130,958.07	-	-	178,350,884.60	178,350,884.60	23,780,073.47
出租开发产品	30,115,000.00	-	-	-	-	30,115,000.00
四、长期投资减值准备合计	241,265,446.09	-	-	5,283,096.47	5,283,096.47	235,982,349.62
其中：长期股权投资*3	172,929,852.51	-	-	2,845,114.22	2,845,114.22	170,084,738.29
长期债权投资*4	68,335,593.58	-	-	2,437,982.25	2,437,982.25	65,897,611.33
五、固定资产减值准备合计	1,400,491.00	-	1,268,763.04	-	1,268,763.04	131,727.96
其中：房屋及建筑物	1,268,763.04	-	1,268,763.04	-	1,268,763.04	-
运输设备	48,134.41	-	-	-	-	48,134.41
机器设备	67,587.58	-	-	-	-	67,587.58
电子及其他设备	16,005.97	-	-	-	-	16,005.97
六、无形资产减值准备合计	-	-	-	-	-	-
其中：土地使用权	-	-	-	-	-	-
七、在建工程减值准备	-	-	-	-	-	-
八、委托贷款减值准备	-	-	-	-	-	-

*1："本期转回数-其他原因转出数"，系由于汇率变动引起。

*2："本期转回数-其他原因转出数"，系本期实现销售而转销数。

*3："本期转回数-其他原因转出数"，系由于汇率变动引起。

*4："本期转回数-其他原因转出数"，系由于汇率变动引起。

资产负债表附表2

深圳经济特区房地产（集团）股份有限公司

合并股东权益增减变动表

2006年度

金额单位：人民币元

项　目	2006	2005
一、股本		
期初余额	1,011,660,000.00	1,011,660,000.00
本期增加数	-	-
其中：资本公积转入	-	-
盈余公积转入	-	-
利润分配转入	-	-
新增股本	-	-
本期减少数	-	-
期末余额	1,011,660,000.00	1,011,660,000.00
二、资本公积		
期初余额	978,244,858.10	956,657,875.93
本期增加数	-	21,586,982.17
其中：股本溢价	-	-
接受捐赠非现金资产准备	-	-
接受现金捐赠	-	-
股权投资准备	-	-
拨款转入	-	-
外币资本折算差额	-	-
其他资本公积	21,586,982.17	
本期减少数	-	-
其中：转增股本	-	-
期末余额	978,244,858.10	978,244,858.10
三、法定和任意盈余公积		
期初余额	3,316,260.76	3,316,260.76
本期增加数	115,594,426.18	-
其中：从净利润中提取数	-	-
其中：法定盈余公积	-	-
任意盈余公积	-	-
储备基金	-	-
企业发展基金	-	-
法定公益金转入数	115,594,426.18	-
本期减少数	-	-
其中：弥补亏损	-	-
转增股本	-	-
分派现金股利或利润	-	-
分派股票股利	-	-
期末余额	118,910,686.94	3,316,260.76
其中：法定盈余公积	118,910,686.94	3,316,260.76
储备基金	-	-
企业发展基金	-	-
四、法定公益金		
期初	-	115,594,426.18
五、未分配利润		
期初未分配利润	(1,041,713,963.52)	(1,053,814,164.31)
本期净利润（净亏损以"-"号填列）	19,259,485.35	12,100,200.79
本期利润分配	-	-
期末未分配利润（未弥补亏损以"-"号填列）	(1,022,454,478.17)	(1,041,713,963.52)

深圳经济特区房地产（集团）股份有限公司

净资产收益率和每股收益有关指标计算表

2006年度

报告期利润	净资产收益率%		每股收益(元/股)	
	全面摊薄	加权平均	全面摊薄	加权平均
一、相关指标				
主营业务利润	1.61%	1.65%	0.0174	0.0174
营业利润	5.16%	5.29%	0.0558	0.0558
净利润	1.76%	1.81%	0.0190	0.0190
扣除非经常性损益后的净利润	4.97%	5.09%	0.0537	0.0537

二、计算方法

(1) 全面摊薄净资产收益率和每股收益的计算公式如下：

全面摊薄净资产收益率=报告期利润÷期末净资产

全面摊薄每股收益=报告期利润÷期末股份总数

(2) 加权平均净资产收益率(ROE)的计算公式如下：

$$ROE=\frac{P}{E0+NP\div 2+Ei\times M_i\div M_0-E_j\times M_j\div M_0}$$

其中：P为报告期利润；NP为报告期净利润；E0为期初净资产；Ei为当期发行新股或债转股等新增净资产；Ej为当期回购或现金分红等减少净资产；M0为报告期月份数；Mi为新增净资产下一月份至报告期期末的月份数；Mj为自减少净资产下一月份至报告期期末的月份数。

(3) 加权平均每股收益（EPS）的计算公式如下：

$$EPS=\frac{P}{S_0+S_1+S_i\times M_i\div M_0-S_j\times M_j\div M_0}$$

其中：P为报告期利润；S0为期初股份总数；S1为因公积金转增股本或股票股利分配等增加股份数；Si为当期因发行新股或债转股等增加股份数；Sj为当期因回购或缩股等减少股份数；M0为报告期月份数；Mi为自增加股份下一月份至报告期期末的月份数；Mj为自减少股份下一月份至报告期期末的月份数

(4) 非经营性损益扣除项目为(35,079,119.09)元，包括股票投资收益4,519,295.90元、营业外收入687,497.05元、营业外支出40,285,912.04元。由于本公司需弥补以前年度亏损，无需缴故不存在非经常性损益所产生的所得税影响数。

深圳经济特区房地产（集团）股份有限公司

会计报表附注

截至2006年12月31日止会计期间

金额单位：人民币元

一、公司基本情况

深圳经济特区房地产(集团)股份有限公司（以下简称"本公司"）系于一九九三年七月经深圳市人民政府办公厅深府办复(1993)724号文批准，在原深圳经济特区房地产总公司的基础上改组设立的股份有限公司。本公司发行的A股及B股分别于一九九三年九月十五日及一九九四年一月十日在深圳证券交易所挂牌交易，一九九四年八月三十一日，本公司发行的B股作为一级有保荐ADR在纽约柜台市场挂牌交易。本公司股本总额为1,011,660,000股，其中：A股891,660,000股，B股120,000,000股。本公司企业法人营业执照号为"深司字N23387"，注册资本为1,011,660,000.00元。

二零零四年十月十三日，根据深圳市人民政府国有资产监督管理委员会（深国资委[2004]223号）《关于成立深圳市投资控股有限公司的决定》，本公司原大股东-深圳市建设投资控股公司与其他两家市资产管理公司合并组建深圳市投资控股有限公司，深圳市投资控股有限公司为国有独资有限责任公司。由此引起本公司的股权划转变更，业经国务院国有资产监督管理委员会"国资产权[2005]689号"文批准，并经中国证券监督管理委员会"证监公司字[2005]116号"文批准豁免其要约收购义务，并于2006年2月15日在中国证券登记结算有限责任公司深圳分公司办理过户登记手续。

本公司于2006 年1 月23日召开的A股股权分置改革相关股东会议，审议通过了本公司股权分置改革方案，本公司唯一非流通股股东深圳市投资控股有限公司向流通A股股东每持有10股流通A股支付4.8股对价股份，非流通股股东共支付70,963,200股对价股份，股权分置改革于2006年2月17日实施完毕。股权分置改革完成后，本公司股本仍为1,011,660,000.00元。

本公司主要从事房地产开发及商品房销售、物业租赁及管理、商品零售及贸易、酒店业务、设备安装及维修、建筑、室内装修等业务。

二、公司主要会计政策、会计估计和合并会计报表的编制方法

1、会计制度

本公司执行中华人民共和国财政部颁布的企业会计准则和《企业会计制度》及其补充规定。

2、会计年度

会计年度为公历1月1日至12月31日。

3、记账本位币

除香港特别行政区以港币为记账本位币外，本公司中国境内公司以人民币为记账本位币，本公司注册于其他国家的子公司以注册地币种为记账本位币。

4、记账基础和计价原则

会计核算以权责发生制为记账基础，资产在取得时以实际成本为计价原则。

5、外币业务核算方法

会计年度内涉及外币的经济业务，按业务发生年初中国人民银行公布的市场汇率折合人民币记账。年末各外币货币性资产和负债项目按中国人民银行公布的年末市场汇率进行调整，汇兑损益计入当期损益。汇兑损益如属筹建期间的，计入长期待摊费用；属于与购建固定资产有关的借款产生的汇兑损益，则将其资本化。

6、外币会计报表的折算方法

在编制合并会计报表时，本公司已将境外子公司的会计报表折算为人民币，折算方法如下：

资产负债表：

资产及负债类项目均按年末中国人民银行公布的年末市场汇率折算为人民币；未分配利润以折算后的利润及利润分配表中的该项目的数额列示；其他所有者权益类项目按发生时中国人民银行公布的市场汇率折算为人民币；会计报表折算差额在股东权益中列示。

利润及利润分配表：

所有发生额均按当年度中国人民银行公布的市场汇率的平均汇率折算为人民币；年初未分配利润按上年度所折算的数额列示。

7、现金等价物的确定标准

指持有的期限短、流动性强、易于转换为已知金额现金、价值变动风险很小的投资。

8、短期投资核算

短期投资系指公司购入能随时变现并且持有时间不准备超过一年（含一年）的投资。

短期投资在取得时，以实际成本计价，即实际支付的全部价款扣除支出的价款中包含的已宣告或已到期尚未领取的现金股利或利息而确定的。短期投资持有期间收到的现金股利或利息，冲减投资的账面值，但已记入应收项目的现金股利或利息冲减原应收项目。

期末，短期投资采用成本与市价孰低法计价，以投资单项来计算并确定计提短期投资跌价损失准备。

9、坏账核算方法

坏账确认标准：a.债务人破产或死亡，以其破产财产或者遗产清偿后，仍然不能收回；b.债务人逾期未履行偿债义务超过三年仍然不能收回的应收款项。

坏账核算，采用备抵法。于每年年末在对逾期的应收款项相应的债务单位的实际财务状况和现金流量等相关信息进行合理估计的基础上，对那些预计可能发生的坏账损失提取坏账准备。

10、存货的核算方法

存货分为开发成本、开发产品、出租开发产品、库存商品、原材料、工程施工、低值易耗品等。

房地产的开发成本包括土地开发成本、房屋开发成本、配套设施开发成本等。本公司将尚未开发的土地使用权账面价值从土地开发成本中扣除，作为无形资产进行核算，待工程项目开发时再从无形资产中按账面价值转入开发成本核算。公共配套设施如属于非经营性配套设施，其成本由商品房和商品性建设场地承担，非经营性配套设施的建设如滞后于商品房的建设，在商品房完工时，则对非经营性配套设施的建设成本进行预提。

出租开发产品：本公司对本公司有意出售而临时出租的开发产品，在"存货"项目中核算；对本公司意图以出租为目的的开发产品，则在"其他长期资产"项目核算。出租开发产品的摊销以出租开发产品的账面价值除以剩余使用年限计算。

零售商品按售价核算，月末按综合差价率计算分摊进销差价。

其他各类存货的购入与入库按实际成本计价，发出按加权平均法计价，低值易耗品在领用时按一次摊销法核算。

年末，在对存货进行全面清查的基础上，对存货遭受毁损、全部或部分陈旧过时或销售价格低于成本的，以成本与可变现净值孰低法计价，并按单个存货项目的可变现净值低于成本的差额计提存货跌价准备。

11、长期股权投资核算方法

① 长期股权投资

长期股权投资

长期股权投资包括对子公司投资、合营公司投资、联营公司投资和其他股权投资。

子公司是指被本公司持有50%以上权益性资本或虽不持有50%以上权益性资本但被本公司控制的公司。本公司对子公司的投资按权益法核算，并合并其会计报表。

合营公司是指按合同规定经营性活动由投资双方或若干方共同控制的企业。本公司对合营企业具有重大影响的采用权益法核算，不具有重大影响的，采用成本法核算。

联营公司是指本公司持有20%至50%之间的权益性资本且对其具有重大影响或虽持有不足20% 权益性资本，但对其具有重大影响，不是本公司的子公司或合营公司的公司。本公司对联营公司采用权益法核算。

其他股权投资是指本公司持有20%以下权益性资本或虽持有20%以上权益性资本但对其不具有重大影响的公司。本公司对其他股权投资采用成本法核算。

股权投资差额

对采用权益法核算的长期股权投资，若长期股权投资取得时的成本与在被投资单位所有者权益中所占的份额有差额以及对长期股权投资由成本法改为权益法时，如果投资成本大于享有被投资公司所有者权益份额的差额，则将该差额按合同规定的投资期限摊销，合同没有规定投资期限的按十年的期限平均摊销；如果投资成本小于享有被投资公司所有者权益份额的差额，则将该差额直接计入资本公积。

② 长期债权投资

长期债权投资核算本公司全资附属公司香港新峰企业有限公司对联营、合作公司之长期债权。

③ 长期投资减值准备

年末，对长期投资逐项进行检查，如果长期投资的市价持续下跌或被投资单位经营状况恶化等原因导致其可收回金额低于投资的账面价值，则对可收回金额低于长期投资账面价值的部分计提长期投资减值准备，并确认为当期投资损失。对已确认损失的长期投资的价值又得以恢复的，则在原已确认的投资损失的数额内转回。

12、固定资产计价及其折旧方法

固定资产是指使用期限在一年以上的房屋、建筑物、机器、机械、运输工具以及其他与生产、经营有关的设备、器具、工具等，以及不属于生产、经营主要设备的，单位价值在人民币2000元以上并且使用年限在两年以上的资产。

固定资产按实际成本计价。

固定资产折旧采用直线法计算，并按各类固定资产的原值和估计的使用年限扣除残值(原值的5%)确定其折旧率，预计使用年限及年分类折旧率如下：

资产类别	预计使用年限	年折旧率
房屋建筑物	30年	3.17%
机器设备	7年	13.57%
运输工具	6年	15.83%
电子设备及其他	5年	19%

年末对由于技术陈旧、损坏、长期闲置等原因导致其可收回金额低于账面价值的固定资产，将其可收回金额低于其账面价值的差额作为固定资产减值准备，并计入当期损益。固定资产减值准备按单项资产计提。

13、在建工程

在建工程是指兴建中的厂房与设备及其他固定资产，在发生时按实际成本入账。在建工程的成本包括直接建筑及安装成本，以及于兴建、安装及测试期间的有关借款利息支出及外汇汇兑损益。年末，对在建工程进行全面检查，如果有证据表明在建工程已发生了减值，则计提相应的减值准备。

14、借款费用的会计处理方法：

(1) 借款费用包括借款账面发生的利息、折价或溢价的摊销和辅助费用以及因外币借款而发生的汇兑差额，因专门借款而发生的利息、折价或溢价的摊销和汇兑差额，在同时具备下列三个条件时，借款费用予以资本化：

a. 资产支出已经发生；

b. 借款费用已经发生；

c. 为使资产达到预定可使用状态所必要的购建活动已经开始。

其他的借款利息、折价或溢价的摊销和汇兑差额，在发生当期确认费用。

(2) 暂停资本化

若固定资产的购建活动发生非正常中断，并且时间连续超过3个月，则暂停借款费用的资本化，将其确认为当期费用，直至资产的购建活动重新开始。

(3) 停止资本化

当所购建的固定资产达到预定可使用状态时，停止其借款费用的资本化，以后发生的借款费用于发生当期确认费用。

15、无形资产计价和摊销方法

对购入或按法律程序申请取得的无形资产，按实际支付金额入账，对接受投资转入的无形资产，按投资各方确认的价值入账。

年末，按账面价值与可收回金额孰低计量，对可收回金额低于账面价值差额计提无形资产减值准备。

各种无形资产在其受益期和法律或合同规定的有效期之较短者内按直线法摊销。无明确受益期和法律或合同规定的有效期的按不超过10年摊销。其中软件按5年摊销，出租小汽车营运牌照按10年摊销，土地使用权按剩余可使用年限摊销。

16、长期待摊费用核算方法

开办费：在公司开始生产经营的当月起一次计入开始生产经营当月的损益；

租入固定资产改良：在租赁期限与租赁资产尚可使用年限两者孰短的期限内平均摊销。

17、收入确认原则

房地产销售收入：在与买方签定房地产买卖合同且合同已生效，房地产已移交买方，且预计相关的价款能够流入时，确认收入实现。其中以分期付款方式销售的房地产，按合同约定的收款进度确认收入实现。

物业出租收入：以合同约定的租赁时间和方法计算，且预计租金收入能够流入时，确认收入实现。

商品销售收入：已将商品所有权上的主要风险和报酬转移给买方，不再对该商品实施继续管理权和实际控制权，与交易相关的经济利益能够流入，相关的收入和成本能够可靠地计量时，确认营业收入的实现。

物业管理收入：按合同约定或提供物业管理的期限和收费标准计算，且预计相关的价款能够流入时确认收入的实现。

建筑安装工程收入：在同一会计年度开始并完成的工程，在完成工程时确认收入；跨年度工程按照完工百分比法确认相关的收入。在确认收入时，以工程合同的总收入与完工程度能够可靠的确定，与交易相关的价款能够流入，并且已经发生的成本和为完成工程将要发生的成本能够可靠的计量时确认收入的实现。

其他业务收入：在业务已经发生，实际收到价款或取得收取价款凭证，相关成本能够可靠计量时确认收入的实现。

18、所得税的会计处理方法：

本公司的所得税费用系采用应付税款法核算。

19、合并会计报表的编制方法

合并会计报表原则：对持有被投资单位有表决权资本总额50%以上，或虽不超过50%但具有实际控制权的子公司合并其会计报表。唯对已关停并转；按破产程序已宣告被清理整顿；已宣告破产；准备近期出售以及非持续经营的所有者权益为负数的子公司不合并其会计报表。

合并会计报表编制方法：以母公司及纳入合并范围的各子公司的会计报表为合并依据，合并时将母公司与各子公司相互间的重要投资、往来、存货购销等内部交易及其未实现利润抵销后逐项合并，并计算少数股东权益和少数股东损益，对抵销时发生的合并价差，在合并资产负债表中以"合并价差"项目在长期投资项目中单独反映；对符合比例合并法的合营公司的资产、负债、收入、费用、利润等按所占比例份额予以合并。

如子公司执行的会计政策与本公司不一致的，在编制合并会计报表时，已按本公司之会计政策调整一致。

三、税 项

本公司适用的主要税种和税率：

税种	计税依据	税率
营业税	房屋销售收入、租赁收入、物业管理收入	5%
	建筑工程、安装工程收入	3%
增值税	商品销售收入	17%
城建税	应纳营业税和增值税额	1%
教育费附加	应纳营业税和增值税额	3%
土地增值税	房屋销售收入	*1
企业所得税	应纳税所得额	*2

*1、2005 年11 月2 日，深圳市地方税务局发布《关于我市开征土地增值税的通告》（深地税告[2005]6 号），对2005 年11 月1 日之后（含2005 年11 月1 日）签定合同的房地产销售行为取得的增值额应缴纳土地增值税。土地增值税采用超率累进的税率，对增值比例在50%以下的按30%的比例征收增值税（普通标准住宅的增值比例在20%以下的免征土地增值税），对增值比例超过50%未超过100%的部分按40%的比例征收，对增值比例超过100%未超过200%的部分按50%的比例征收，对增值比例超过200%的部分按60%的比例征收。

*2、企业所得税税率如下：

项目	所得税税率
境内企业	
–注册于深圳的企业	15%
–注册于深圳外境内其他地区的企业	33%
注册于香港的企业	17.50%

四、子公司及合营企业

1、 纳入合并报表范围的子公司情况

公司名称	注册地	注册资本	经营范围	投资金额		投资比例	
				直接投资	间接投资	直接投资	间接投资
深圳经济特区房地产（集团）							
广州房地产有限公司	广州	¥20,000,000	房地产开发、水电、				
空调、安装、建筑设计		¥20,000,000	-	100%	-		
深圳市物业管理有限公司	深圳	¥7,250,000	物业管理服务	¥6,887,500	¥362,500	95%	5%
深圳市深房保税贸易有限公司	深圳	¥5,000,000	经营钢材、建材、装饰				
及机电设备的保税业务		¥4,750,000	¥250,000	95%	5%		
深圳市深房投资有限公司	深圳	¥10,000,000	投资、管理、兴办				
实业、国内商业		¥9,000,000	¥1,000,000	90%	10%		
深圳市深房小汽车出租							
有限公司	深圳	¥10,290,000	小汽车出租	¥10,290,000	-	100%	-
深圳圳通工程有限公司	深圳	¥10,000,000	安装、维修	¥7,300,000	¥2,700,000	73%	27%
深圳海燕大酒店有限公司	深圳	¥30,000,000	酒店服务	¥20,430,000	¥9,570,000	68.1%	31.9%
深圳市华展建设监理有限公司	深圳	¥8,000,000	建设监理服务	¥6,000,000	¥2,000,000	75%	25%
新峰企业有限公司	香港	HKD 1,000,000	投资、管理、咨询	HKD 1,000,000	-	100%	-
新峰置业有限公司	香港	HKD 1,000,000	投资控股	HKD 820,000	-	82%	-
美国长城地产有限公司	美国	USD500,000	房地产开发	USD350,000	-	70%	-
启禄有限公司	香港	HKD 1,000,000	投资控股	HKD 200,000	HKD 1,000,000	20%	80%
依烈有限公司	香港	HKD 10,000	集团公司融资	-	HKD 10,000	-	100%
启怡发展有限公司	香港	HKD 1,000,000	投资兴办实业	-	HKD 1,000,000	-	100%
柏伟置业有限公司	香港	HKD 10,000	物业投资	-	HKD 8,000	-	80%
新峰投资有限公司	香港	HKD 1,000,000	物业投资	-	HKD 550,000	-	55%
新峰房地产开发建							
筑（武汉）有限公司	武汉	US$4,000,000	房地产经营开发租赁	-	US$4,000,000	-	100%
广州黄埔新α房地							
产开发有限公司	广州	HKD39,800,000	建造经营商品房	-	HKD 39,800,000	-	100%
华林有限公司	香港	HKD10,000	投资控股	-	HKD 10,000	-	100%
汕头市华林房产开发有限公司	汕头	US$6,000,000	厂房建设、销售、出租	-	US$6,000,000	-	82%
北京新峰房地产开							
发经营有限公司	北京	US$10,000,000.00	房地产经营	¥55,483,888.90	¥21,228,000.00	75%	25%

2、未纳入合并报表范围的子公司情况：

公司名称	注册地	注册资本	经营范围	投资金额		投资比例		未合并原因
				直接投资	间接投资	直接投资	间接投资	
深圳市深房百货有限公司	深圳	¥10,000,000	国内商业物资供销	¥9,500,000	¥500,000	95%	5%	停业待清算
深圳市深房集团宝								
安开发有限公司	深圳	¥20,000,000	房地产开发及					
商品房销售		¥19,000,000		¥1,000,000		95%	5%	无实质性经营
深圳深房停车场有限公司	深圳	¥42,500,000	建设经营停车场	¥29,750,000	¥12,750,000	70%	30%	无实质性经营
深圳市数码港投资有限公司	深圳	¥20,000,000	投资兴办实业、					
信息技术咨询		¥14,000,000		-		70%	-	无实质性经营
深圳市房地产综合服务公司	深圳	¥13,710,000.00	建筑材料、					
日用百货等		¥5,958,305.26		-		100%	-	停业待清算
深圳市深房实业发展公司	深圳	¥3,000,000.00	物业管理、					
投资兴办各								
种经济实体		¥4,500,000.00			-	100%	-	停业待清算
深圳市特发房产建筑								
装修公司	深圳	¥2,210,000.00	建筑、装修	¥6,542,164.49	-	100%	-	停业待清算
深圳市联华企业有限公司	深圳	¥10,000,000.00	机械机电设备					
安装工程		¥9,500,000.00		¥500,000.00		95%	5%	停业待清算
深圳市深房集团								
龙岗开发有限公司	深圳	¥30,000,000.00	房地产开发及					
商品房销售、								
楼宇租赁管理		¥28,500,000.00		¥1,500,000.00		95%	5%	停业
北京深房物业管理								
有限责任公司	北京	¥500,000.00	物业管理服务	¥500,000.00	-	100%	-	停业待清算
澳洲柏克顿有限公司	澳大							
利亚		US$200,000.00	房地产开发	¥906,630.00	-	60%	-	停业待清算
百立有限公司	香港	HKD 500,000.00	分包承建及					
买卖建材		¥201,100.00	-			100%	-	停业待清算
加拿大长城（温								
哥华）有限公司	加拿大	JOD 1,000.00	房地产开发	¥4,526.25	-	75%	-	停业待清算
深圳市深房建筑								
装饰材料公司	深圳	¥2,680,000.00	建筑材料、百货	¥2,680,000.00	-	100%	-	停业待清算
广东省封开县联峰								
水泥制造有限公司	广东							
封开		US$8,000,000.00	生产经营水					
泥及制品		-		¥121,265,000.00		-	90%	*1
沈阳同新房产开发有限公司	沈阳	HKD 40,000,000	房地产开发	-	HKD 37,250,000	-	93.1%	*2

本公司对上述未合并报表之被投资单位已计提相应长期投资减值准备，详见附注五、9*A。

*1该公司之全部经营性资产已被拍卖偿还债务，截止期末实质已处于停业和待清算状态中，本公司自1998年度起未合并其报表，详见附注五、9.*A*1。

*2详见附注五、9.*A*2。

3、 合营企业情况：

公 司 名 称	注册地	经营范围	初始投资金额	投资比例
深圳沙头角南天商场	深圳	商品销售	￥2,500,000.00	50.00%
深圳润华汽车贸易公司	深圳	汽车贸易	￥2,000,000.00	50.00%
惠州罗浮山矿泉水饮料有限公司	惠州	饮料	￥9,969,206.09	合作
封开杏花宾馆	广东封开	旅游	￥9,455,465.38	合作
昆山调峰电力有限公司	江苏	发电	￥29,510,979.87	50.00%
江门新江房地产开发有限公司	广东江门	房地产开发	￥9,494,754.18	合作
西安新峰物业商贸有限公司	西安	房地产开发	￥25,473,600.00	合作
肇庆桂峰水泥有限公司	广东封开	水泥生产销售	￥15,112,000.00	50.00%

上述合营企业，本公司本年度未合并其报表。

本公司对上述合营企业已计提相应长期投资减值准备，详见附注五、9*A。

五、会计报表主要项目注释

1、 货币资金

项 目	2006.12.31		2005.12.31	
	原币金额	折人民币	原币金额	折人民币
现 金				
RMB	304,570.33	304,570.33	667,116.58	667,116.58
HKD	308,333.91	311,430.51	855,122.73	892,207.31
USD	2,100.00	16,461.81	2,100.00	17,039.01
现金小计		632,462.65		1,576,362.90
银行存款				
RMB	366,454,302.48	366,454,302.48	221,096,347.87	221,096,347.87
HKD	9,528,936.50	9,589,766.32	9,105,279.26	9,500,077.94
USD	98,728.09	772,307.03	89,517.91	726,058.35
CAD	55,680.80	373,853.49	55,680.80	387,725.42
AUD	3,578.52	22,073.17	3,578.52	21,212.56
银行存款小计		377,212,302.49		231,731,422.14
其他货币资金*				
RMB	40,553,926.47	40,553,926.47	35,788,338.18	35,788,338.18
HKD	20,591,516.66	20,710,589.53	16,341,336.84	17,039,111.92
USD	2,700,000.00	21,105,900.01	2,916,312.50	23,638,462.60
CAD	126,851.18	851,707.52	123,401.13	859,286.92
AUD	39,599.21	244,257.42	37,782.49	223,964.62
其他货币资金小计		83,466,380.95	77,549,164.24	
合 计		461,311,146.09		310,856,949.28

* 主要系楼宇按揭保证金存款及定期存款，定期存单抵押情况如附注九所述。

货币资金本期期末余额比上年增长48.40%，原因系本年度预售楼款增加所致。

2、短期投资

项目	2006.12.31		2005.12.31	
	投资金额	跌价准备	投资金额	跌价准备
股权投资	–	–	1,701,614.79	–
其中：股票投资	–	–	1,701,614.79	–
债券投资	–	–	2,600.00	–
其中：国债投资	–	–	–	–
其他债券投资	–	–	2,600.00	–
合计	–	–	1,704,214.79	–

短期投资已于本年度内全部出售。

3、应收账款

账龄	2006.12.31			2005.12.31		
	金额	比例%	坏账准备	金 额	比例%	坏账准备
1年以内	8,752,782.87	23.03	152,701.13	21,862,364.45	43.35	1,680,339.88
1至2年	6,125,217.71	16.12	1,533,428.75	7,181,201.02	14.24	1,671,975.55
2至3年	4,745,038.33	12.48	1,666,185.55	667,851.66	1.32	241,810.85
3年以上	18,385,798.14	48.37	15,699,637.65	20,721,574.61	41.09	16,146,960.44
合 计	38,008,837.05	100	19,051,953.08	50,432,991.74	100	19,741,086.72

应收账款本期期末余额中无持有本公司5%（含5%）以上股份的股东单位欠款，应收其他关联单位款项详见附注七、3

本期期末应收账款中前五名欠款单位金额合计为17,441,594.72元，占全部应收账款余额的45.89%。

4、其他应收款

账龄	2006.12.31			2005.12.31		
	金额	比例%	坏账准备	金额	比例%	坏账准备
1年以内	53,997,296.04	11.05	1,300,000.00	9,792,872.22	2.19	1,270,000.00
1至2年	9,197,016.55	1.88	1,270,000.00	178,127,627.00	39.92	103,188,274.69
2至3年	178,049,010.56	36.43	103,177,233.67	5,064,774.13	1.13	1,788,514.31
3年以上	247,541,522.68	50.64	212,383,963.38	253,279,296.32	56.76	211,510,470.76
合 计	488,784,845.83	100	318,131,197.05	446,264,569.67	100	317,757,259.76

本期期末余额中无持有本公司5%（含5%）以上股份的股东单位欠款，应收其他关联单位款项详见附注七、3。

本期期末其他应收款中前五名欠款单位金额合计为331,430,034.06元，占全部其他应收款余额的67.81%。

5、预付账款

账龄	2006.12.31		2005.12.31	
	金 额	比例%	金 额	比例%
1年以内	5,009,282.28	66.26	11,667,789.13	100
1至2年	2,550,836.50	33.74	–	–
合 计	7,560,118.78	100	11,667,789.13	100

6、应收补贴款

账龄	2006.12.31		2005.12.31	
	金 额	比例%	金 额	比例%
1年以内	–	–	4,186,557.27	100

应收补贴款系应收出口退税款。

7、存货

项 目	2006.12.31		2005.12.31	
	金 额	跌价准备	金 额	跌价准备
开发成本	591,349,662.00	98,890,670.42	373,163,582.56	102,541,667.97
开发产品	163,241,962.26	23,780,073.47	674,116,635.14	202,130,958.07
出租开发产品	663,109,793.50	30,115,000.00	586,821,821.55	30,115,000.00
库存商品	452,653.42	17,832.08	367,473.93	17,832.08
原材料	4,084,288.28	240,000.00	4,409,621.40	240,000.00
低值易耗品	8,048.99	–	45,971.59	–
工程施工	17,764,867.21	–	22,226,095.79	–
合 计	1,440,011,275.66	153,043,575.97	1,661,151,201.96	335,045,458.12

存货抵押情况如附注九所述。

（1）开发成本

项目名称	开工时间	预计竣工时间	预计总投资	账面成本		跌价准备
			(万元)	期末余额	期初余额	期末余额
东乐花园			–	119,038,879.44	–	
黄埔新邨二期		2006年11月	14,000	53,882,450.70	134,969,135.40	–
美国土地			–	124,937,052.00	120,488,666.21	98,890,670.42
泥岗星湖花园3#		2007年12月	–	3,685,823.00	4,105,865.57	–
汕头金叶岛六-九期别墅	2002年12月	2007年 月	–	190,578,256.86	212,667,115.38	–
海燕停车场改建	1992年12月		–	80,000.00	80,000.00	–
合 计			–	373,163,582.56	591,349,662.00	98,890,670.42

开发成本本期共资本化借款利息6,959,366.62元，其中，黄埔新ā二期本期资本化借款利息4,516,635.00元，汕头金叶岛五-九期别墅本期资本化借款利息2,442,731.62元。

(2) 开发产品

项目名称	竣工时间	账面成本				跌价准备
		期末余额	期初余额	本期增加	本期减少	期末余额
华丰/华富大厦	2000年11月	6,728,106.18	-	4,349,799.69	2,378,306.49	-
景庭苑	1999年5月	5,338,944.98	-	3,267,889.60	2,071,055.38	1,400,000.00
东 乐	1994年2月	21,331,880.97	364,914.41	794,017.84	20,902,777.54	4,907,450.51
绵绣大厦	1994年5月	9,625,404.02	-	9,373,161.93	252,242.09	-
泥岗星湖花园二期	2003年9月	3,291,964.35	-	1,570,362.85	1,721,601.50	-
翠沁阁	2004年6月	3,910,491.95	-	3,910,491.95	-	-
文锦仓库		19,213,650.50	-	-	19,213,650.50	-
碧桐海苑	2005年8月	126,265,777.30	-	125,460,635.66	805,141.64	-
泥岗星湖花园三期	2005年7月	93,894,583.83	-	82,778,340.11	11,116,243.72	-
怡泰中心		327,096,435.13	-	297,616,420.79	29,480,014.34	17,472,622.96
翠竹苑		43,515.76	-	43,515.76	-	-
汇景花园海怡阁		2,325,600.00	-	-	2,325,600.00	-
汕头金叶岛首期别墅	1996年7月	6,508,848.72	492,755.39	3,860,505.39	3,141,098.72	-
汕头金叶岛多层公寓	1997年9月	36,970,514.49	-	253,778.28	36,716,736.21	-
汕头金叶岛四期别墅	2006年11月	7,419,520.81	1,677,201.65	-	9,096,722.46	-
汕头金叶岛五期别墅	2006年11月	-	48,406,118.77	27,036,488.69	21,369,630.08	-
黄埔新邨一期	1994年10月	2,213,338.74	-	234,017.82	1,979,320.92	-
北京新峰大厦	2001年1月	1,938,057.41	41,741.64	1,307,978.38	671,820.67	-
合 计		674,116,635.14	50,982,731.86	561,857,404.74	163,241,962.26	23,780,073.47

(3) 出租开发产品

项目名称	账面成本				跌价准备
	期末余额	期初余额	本期增加	本期减少	期末余额
湖滨新村	360,090.17	-	18,790.44	341,299.73	-
翠华花园	1,882,502.65	-	108,042.33	1,774,460.32	-
国际商业大厦	-	86,545,872.00	-	86,545,872.00	
房地产大厦	15,331,221.10	-	525,634.68	14,805,586.42	-
金城大厦	7,030,804.17	-	366,845.64	6,663,958.53	-
翠田工业村	18,467,205.48	-	360,358.16	18,106,847.32	-
诗宁别墅	447,676.50	-	18,523.68	429,152.82	-
文锦花园	4,531,496.90	-	150,233.04	4,381,263.86	-
东湖丽苑	765,784.36	-	22,414.56	743,369.80	-
文锦大厦	1,657,277.53	-	1,657,277.53	-	-
湖景大厦	14,384,103.12	-	409,036.32	13,975,066.80	-
宝安商场	2,719,206.13	-	21,888.00	2,697,318.13	-
深房广场*	387,740,665.95	2,151,488.81	11,348,951.76	378,543,203.00	30,115,000.00
海燕大厦	3,106,615.77	-	68,327.76	3,038,288.01	-
华民大厦	3,074,033.92	-	161,247.84	2,912,786.08	-
友谊停车场	71,835,287.37	-	3,748,238.40	68,087,048.97	-
蛟湖路32号大院内车库一.二层*	-	166,341.13	-	166,341.13	-
联华大厦4楼*	-	2,795,144.72	-	2,795,144.72	-
半岛中心	-	7,278,339.88	177,520.48	7,100,819.40	-
深房广场五六楼	53,487,850.43	-	3,485,883.97	50,001,966.46	-
合 计	586,821,821.55	98,937,186.54	22,649,214.59	663,109,793.50	30,115,000.00

* 本期增加额系关联方以资产抵付欠本公司债务所增加的资产，详见附注七、2。

(4) 存货跌价准备

项目名称	期初余额	本期增加	本期减少	期末余额
过期商品	257,832.08	–	–	257,832.08
怡泰中心*1	194,117,349.99	–	176,644,727.03	17,472,622.96
深房广场	30,115,000.00	–	–	30,115,000.00
美国土地*2	102,541,667.97	–	3,650,997.55	98,890,670.42
华丰/华富大厦*1	1,706,157.57	–	1,706,157.57	–
东 乐	4,907,450.51	–	–	4,907,450.51
景庭苑	1,400,000.00	–	–	1,400,000.00
合 计	335,045,458.12	–	182,001,882.15	153,043,575.97

*1 本期减少系本期实现销售同时转销存货跌价准备；

*2 本期减少系因本期汇率变动而减少。

8、待摊费用

项 目	期初余额	本期增加	本期摊销	期末余额	结存原因
预收楼款营业税及附加	11,283,331.49	29,287,910.51	30,909,470.21	9,661,771.79	尚未确认收入
土地增值税	462,242.74	1,049,518.83	368,892.92	1,142,868.65	尚未确认收入
保险费	44,864.20	15,821.00	52,774.72	7,910.48	受益期内待摊
押金营业税金及附加	2,116,659.87	3,594,756.61	2,676,864.56	3,034,551.92	尚未确认收入
预收楼款所得税	–	3,456,748.84	–	3,456,748.84	
报刊费	146,748.86	166,347.00	313,095.86	–	
其 他	115,232.27	75,500.00	190,732.27	–	
合 计	14,169,079.43	37,646,602.79	34,511,830.54	17,303,851.68	

9、长期投资

项 目	期初余额	本期增加	本期减少	期末余额
长期股权投资	337,573,405.57	310,841.76	7,726,233.36	330,158,013.97
其中：对子公司投资	142,167,489.34	–	3,817,452.07	138,350,037.27
对合营公司投资	106,446,082.10	121,065.96	2,094,122.83	104,473,025.23
对联营公司投资	17,090,319.51	189,775.80	180,690.54	17,099,404.77
对其他股权投资	71,869,514.62	–	1,633,967.92	70,235,546.70
长期债权投资	153,429,028.83	–	4,985,652.88	148,443,375.95
合 计	491,002,434.40	310,841.76	12,711,886.24	478,601,389.92
减：长期投资减值准备	241,265,446.09	–	5,283,096.47	235,982,349.62
长期投资净额	249,736,988.31			242,619,040.30

长期股权投资

A 其他股权投资

被投资单位名称	投资期限	投资金额			期末余额	投资比例	减值准备
		初始投资额	本年权益调整	累计权益调整			
一、对未合并子公司投资							
深圳市深房百货有限公司	1998.6-2008.6	10,000,000.00	-	(10,000,000.00)	-	100.00%	-
深圳市深房集团宝安开发有限公司	1993.5-2013.5	20,000,000.00	(988,765.16)	600,757.61	20,600,757.61	100.00%	-
深圳深房停车场有限公司	1995.4-2015.4	42,397,523.36	(470,217.73)	(544,777.48)	41,852,745.88	100.00%	-
深圳市数码港投资有限公司	2000.5-2010.5	14,000,000.00	(278,214.78)	(6,107,131.66)	7,892,868.34	70.00%	-
深圳市房地产综合服务公司	1983-1994.8	5,958,305.26	-	(4,917,554.18)	1,040,751.08	100.00%	1,040,751.08
深圳市深房实业发展公司	1993.10-1998.6	4,500,000.00	-	(1,945,470.91)	2,554,529.09	100.00%	2,554,529.09
深圳市特发房产建筑装修公司	1983.3-	6,542,164.49	-	1,637,839.14	8,180,003.63	100.00%	8,180,003.63
深圳市联华企业有限公司	1983.10-2013.10	10,000,000.00	-	(10,000,000.00)	-	100.00%	-
深圳市深房集团龙岗开发有限公司	1993.5-	30,000,000.00	-	(30,000,000.00)	-	100.00%	-
北京深房物业管理有限责任公司	1997.8-2012.8	500,000.00	-	(500,000.00)	-	100.00%	-
澳洲柏克顿有限公司	1988.6-	906,630.00	-	(906,630.00)	-	60.00%	-
百立有限公司	1987.9-	201,100.00	-	(201,100.00)	-	100.00%	-
加拿大长城（温哥华）有限公司	1988-2000.12	4,526.25	-	(4,526.25)	-	75.00%	-
深圳市深房建筑装饰材料公司	1989.7-	2,680,000.00	-	(2,680,000.00)	-	100.00%	-
广东省封开县联峰水泥制造有限公司 *1		121,265,000.00	(2,080,254.40)	(65,036,618.36)	56,228,381.64	90.00%	56,228,381.64
沈阳同新房产开发有限公司 *2		38,840,575.00	-	(38,840,575.00)	-		
二、对合营公司投资							
深圳沙头角南天商场	1986.7-2006.5	2,500,000.00	-	350,618.06	2,850,618.06	50.00%	-
深圳润华汽车贸易公司	1992.4-	2,000,000.00	-	(554,574.44)	1,445,425.56	50.00%	1,445,425.56
广东省惠州罗浮山矿泉水饮料有限公司	1991.6-	9,969,206.09	-	-	9,969,206.09	合作	9,969,206.09
封开杏花宾馆	1990-2016	9,455,465.38	-	-	9,455,465.38	合作	9,455,465.38
肇庆桂峰水泥有限公司	2005.12-2035.12	15,112,000.00	-	-	15,112,000.00	50.00%	-
昆山调峰电力有限公司		29,510,979.87	(1,201,322.83)	2,960,259.38	32,471,239.25	50.00%	-
江门新江房地产有限公司		9,494,754.18	121,065.96	(457,683.29)	9,037,070.89	合作	912,537.16
西安新峰房地产商贸有限公司		25,473,600.00	(892,800.00)	(1,341,600.00)	24,132,000.00	合作	20,673,831.77
三、对联营公司投资							
深圳八方通铁路储运有限公司	1995.1-2025.1	10,500,000.00	-	-	10,500,000.00	35.00%	-
深圳市新峰地产顾问有限公司	1993.3-2013.3	5,140,000.00	-	(5,140,000.00)	-	20.00%	-
深圳市荣华机电工程有限公司	1990.10-2010.10	5,475,954.97	189,775.80	(3,760,537.92)	1,715,417.05	25.00%	1,076,954.64
云南鲲鹏航空服务有限公司		4,847,046.11	(171,390.55)	(214,433.39)	4,632,612.72	25.00%	-
东益地产有限公司		265,350.00	(9,299.99)	(13,975.00)	251,375.00	20.00%	-
四、对其他股权投资							
汕头新峰大厦	1992.7-	69,914,657.83	(236,619.28)	(1,183,097.40)	68,731,560.43		58,547,652.25
合　　计		507,454,838.79	(6,018,042.96)	(178,800,811.09)	328,654,027.70		170,084,738.29

*1该公司之全部经营性资产已被拍卖偿还债务，唯因该公司的清算手续尚待办理，故对其长期股权投资及其减值准备尚未转销；

*2本公司之全资子公司新峰企业有限公司持有该公司的全部股权已于2006年1月22日被拍卖，唯因股权过户手续尚待办理，故对其长期股权投资尚未转销，详见附注八、(一).4。

B 股权投资差额

被投资单位名称	初始金额	形成原因	摊销期限	本期摊销	期末余额
新峰置业有限公司	13,973,496.34	溢价收购	10年	1,397,348.64	1,503,986.27

C 长期债权投资

公司名称	投资成本	减值准备	账面价值
西安新峰物业商贸有限公司	8,708,729.61	-	8,708,729.61
沈阳同新房产开发有限公司*1	108,778,308.43	44,671,895.46	64,106,412.97
云南鲲鹏航空服务有限公司	831,628.02	-	831,628.02
东益地产有限公司	30,124,709.89	21,225,715.87	8,898,994.02
合计	148,443,375.95	65,897,611.33	82,545,764.62

*1本公司之全资子公司新峰企业有限公司持有该公司的股权已于2006年1月22日被拍卖，唯因股权过户手续尚待办理，故对其长期债权投资及相应的减值准备尚未转销，详见附注八、(一).4。

D 长期投资减值准备

项　目	期初余额	本期增加	本期减少	期末余额
长期股权投资	172,929,852.51	-	2,845,114.22	170,084,738.29
其中：对子公司投资*1	70,083,919.84	-	2,080,254.40	68,003,665.44
对合营公司投资*2	43,221,325.78	-	764,859.82	42,456,465.96
对联营公司投资	1,076,954.64	-	-	1,076,954.64
其他股权投资	58,547,652.25	-	-	58,547,652.25
长期债权投资*3	68,335,593.58	-	2,437,982.25	65,897,611.33
合计	241,265,446.09	-	5,283,096.46	235,982,349.63

*1系因汇率变动引起的对广东省封开县联峰水泥制造有限公司减值准备的减少；

*2系因汇率变动引起的对西安新峰房地产商贸有限公司减值准备的减少；

*3系因汇率变动引起的减值准备的减少。

10、固定资产及累计折旧

项　目	期初余额	本期增加	本期减少	期末余额
原　值				
房屋建筑物	325,271,950.94	2,608,269.41	19,558,952.48	308,321,267.87
运输工具	19,117,525.37	1,531,313.00	2,142,940.13	18,505,898.24
机器设备	297,115.17	21,285.00	-	318,400.17
电子及其他设备	13,034,800.93	1,321,960.34	384,176.40	13,972,584.87
合　计	357,721,392.41	5,482,827.75	22,086,069.01	341,118,151.15
累计折旧				
房屋建筑物	129,357,777.98	10,581,896.25	10,306,645.17	129,633,029.06
运输工具	14,332,996.76	1,151,250.42	1,843,666.27	13,640,580.91
机器设备	239,118.73	17,483.99	-	256,602.72
电子及其他设备	10,687,325.92	926,422.27	87,809.59	11,525,938.60
合　计	154,617,219.39	12,677,052.93	12,238,121.03	155,056,151.29
净　值		203,104,173.02		186,061,999.86
减：固定资产				
减值准备*1	1,400,491.00	-	1,268,763.04	131,727.96
净　额	201,703,682.02			185,930,271.90

固定资产抵押情况详见附注九。

* 1固定资产减值准备

类别	期初余额	本期增加	本期减少*	期末余额
房屋建筑物	1,268,763.04	-	1,268,763.04	-
运输工具	48,134.41	-	-	48,134.41
机器设备	67,587.58	-	-	67,587.58
电子设备及其他16,005.97	-	-	16,005.97	
合　计	1,400,491.00	-	1,268,763.04	131,727.96

* 本期减少系由于价值回升转回所计提的减值准备。

11、无形资产

类别	取得方式	原值发生额	期初余额	本期增加额	本期转出	本期摊销额	累计摊销额	期末余额	剩余摊销年限
软件	购置	174,652.94	35,782.60	-	-	31,836.00	170,706.34	3,946.60	1年

12、长期待摊费用

项目	原始发生额	期初余额	本期增加	本期摊销	累计摊销	期末余额
装修费	1,327,936.69	610,686.12	-	495,048.67	1,212,299.24	115,637.45
临时建筑	3,558,006.54	254,920.72	-	235,471.83	3,538,557.65	19,448.89
其 他	305,375.31	75,139.85	-	75,139.85	305,375.31	-
合 计	5,191,318.54	940,746.69	-	805,660.35	5,056,232.20	135,086.34

13、短期借款

借款条件及币种	利率	2006.12.31 原币	2006.12.31 折人民币	2005.12.31 原币	2005.12.31 折人民币
抵押借款：					
人民币	5.58%-7.02%	46,000,000.00	46,000,000.00	92,470,000.00	92,470,000.00
美 元	7.1894%	2,700,000.00	21,105,900.00	2,900,000.00	23,506,240.00
港 币	6.7396%	58,000,000.00	58,319,000.00	58,979,705.15	61,498,138.56
保证借款：					
人民币		-	-	94,000,000.00	94,000,000.00
信用借款：					
人民币	6.7320%	40,000,000.00	40,000,000.00	20,000,000.00	20,000,000.00
合 计			165,424,900.00		291,474,378.56

本期期末余额中无逾期借款。

短期借款本期期末余额比上年减少43.25%，系本期偿还到期借款所致。

14、应付账款

应付账款本期期末余额中无应付持本公司5%以上表决权资本的股东款项，应付其他关联单位款项详见附注七、3。

15、预收账款

账 龄	2006.12.31 金 额	2006.12.31 比例	2005.12.31 金 额	2005.12.31 比例
1年以内	208,051,800.96	72.87	194,053,345.11	64.20
1至2年	3,076,301.22	1.08	68,720,773.33	22.74
2至3年	68,720,773.33	24.07	-	-
3年以上	5,661,159.33	1.98	39,485,553.00	13.06
合 计	285,510,034.84	100	302,259,671.44	100

预收账款本期期末余额中无预收持本公司5%以上表决权资本的股东款项。

预收账款主要系预收的售房款，其中账龄超过一年以上的主要原因系预售的楼宇尚未办妥验收交接手续，预收账款未能结转收入。

本期期末预收售房款主要明细：

项目名称	期初余额	期末余额	预计竣工时间	账 龄
广州黄埔雅苑	-	105,438,965..00	已竣工	1年以内
怡泰中心	35,936,349.00	18,349,479.00	已竣工	1年以内
碧桐海苑	74,136,563.60	439,287.78	已竣工	1年以内
汕头金叶岛国际花园第四期	-	10,221,676.00	已竣工	1年以内
汕头金叶岛国际花园第五期	42,354,630.60	34,554,413.60	已竣工	1年以内
国兴大厦项目*	68,720,773.33	68,720,773.33	已竣工	2至3年
小 计	260,668,374.45	237,724,594.71		

* 预收国兴大厦项目68,720,773.33元，详见附注八、(一).1。

16、应交税金

税 种	2006.12.31	2005.12.31
增值税	(2,101,716.16)	(1,523,026.08)
营业税及城建税	2,138,757.53	4,884,100.58
企业所得税	566,453.75	372,817.62
个人所得税	265,269.17	888,659.16
房产税	3,157,516.71	2,954,978.95
土地增值税	287,154.83	718,106.77
合 计	4,313,435.83	8,295,637.00

17、其他应付款

其他应付款本期期末余额为500,790,212.81元，比上年增长58.49%，主要系由于本期收到下列账龄在1年以内的款项。

本期期末大额其他应付款明细：

债权人	金额	账龄	款项性质或内容
深圳市投资控股有限公司*	88,209,619.24	1年以内	借款本金及利息
沈阳春天百货有限公司服饰礼品工艺品商场	60,000,000.00	1至2年	沈阳项目转让款
沈阳春天教育投资有限公司	20,000,000.00	1年以内	沈阳项目转让款
沈阳春天百货有限公司	9,200,000.00	1年以内	沈阳项目转让款
业主及租户押金往来金等	34,359,170.04	历年形成	押金及往来款
暂收洪宝亮等款	43,000,000.00	1至2年	售厂房暂收款项

* 系应付持本公司5%以上表决权资本的股东款项。

本期期末应付其他关联单位款项详见附注七、3。

18、预提费用

项 目	2006.12.31	2005.12.31
工程配套款	60,224,898.87	84,771,724.57
三项改革补偿金*	30,104,265.52	-
诉讼及仲裁损失	5,807,533.26	5,807,533.26
利 息	1,966,200.00	2,050,000.00
其 他	1,913,435.82	1,381,384.75
合 计	100,016,333.47	94,010,642.58

* 系根据深圳市人民政府国有资产监督管理委员会、深圳市劳动和社会保障局、深圳市人事局《关于进一步规范市属国有企业劳动关系的意见》（深国资委[2006]358号）及深国资委[2006]359号《关于市属国有企业做好深化劳动人事分配制度改革工作的通知》，本公司与员工达成协议，对同意与本公司除解劳动合同的员工，按规定标准计提的经济补偿金。

19、一年内到期的长期负债

借款条件及币种	月利率	借款期限	2006.12.31	
			原 币	折人民币
抵押借款：				
人民币	4.575‰	2004.09.30-2007.09.29	70,000,000.00	70,000,000.00
人民币	4.8‰	2004.12.24-2007.12.23	40,000,000.00	40,000,000.00
合 计				110,000,000.00

20、长期借款

借款条件及币种月利率		借款期限	2006.12.31		2005.12.31	
			原币	折人民币	原币	折人民币
抵押借款：						
人民币	5.2833‰	2006.1.4-2008.1.4	50,000,000.00	50,000,000.00	-	-
人民币	4.1175‰	2005.3.22-2008.6.09	15,000,000.00	15,000,000.00	-	-
人民币	4.575‰	2004.9.30-2007.9.29		*	70,000,000.00	70,000,000.00
人民币	4.8‰	2004.12.24-2007.12.23		*	40,000,000.00	40,000,000.00
合 计				65,000,000.00		110,000,000.00

* 将于一年内到期的长期借款在附注五、19列示。

21、长期应付款

项 目	2006.12.31		2005.12.31	
	原 币	折人民币	原币	折人民币
Antoncourt Co.,Ltd	HKD8,122,500.00	8,167,173.75	HKD8,122,500.00	8,469,330.75
Heykar Investment Ltd	HKD4,021,250.00	4,043,366.88	HKD4,021,250.00	4,192,957.38
物业管理维修基金	RMB 8,585,785.96	8,585,785.96	RMB7,996,736.83	7,996,736.83
合计		20,796,326.59		20,659,024.96

22、股 本

2005.12.31（股权分置改革前）			2006.12.31（股权分置改革后）		
项 目	期初余额	比例	项 目	期末余额	比例
一、尚未流通股份	743,820,000.00	73.52%	一、有限售条件的流通股	672,864,200.00	66.51%
发起人股份	743,820,000.00	73.52%	国家及国有法人持股	672,856,800.00	66.51%
其中：国家股	743,820,000.00	73.52%	高管股份	7,400.00	
二、已流通股份	267,840,000.00	26.48%	二、无限售条件的流通股	338,795,800.00	33.49%
境内上市的人民币普通股	147,840,000.00	14.61%	境内上市的人民币普通股	218,795,800.00	21.63%
境内上市的外资股	120,000,000.00	11.86%	境内上市的外资股	120,000,000.00	11.86%
三、股份总数	1,011,660,000.00	100%	三、股份总数	1,011,660,000.00	100%

本公司于2006 年1 月23日召开的A股股权分置改革相关股东会议，审议通过了本公司股权分置改革方案，本公司唯一非流通股股东深圳市投资控股有限公司向流通A股股东每持有10股流通A股支付4.8股对价股份，非流通股股东共支付70,963,200股对价股份，股权分置改革于 2006年2月17日实施完毕。至2007年2月26日，已有50,580,300股有限售条件的流通股可上市流通。

23、资本公积

项 目	期初余额	本期增加	本期减少	期末余额
股本溢价	557,433,036.93	-	-	557,433,036.93
资产评估增值	293,136,904.90	-	-	293,136,904.90
债务重组收益	10,870,200.00	-	-	10,870,200.00
股权投资准备	1,475,482.87	-	-	1,475,482.87
无法支付的负债*1	93,742,251.23	-	-	93,742,251.23
关联交易价差*2	21,586,982.17	-	-	21,586,982.17
合 计	978,244,858.10	-	-	978,244,858.10

*1系以前年度计提的土地增值费，由于没有支付对象，故转入资本公积；

*2系本公司于2005年度将怡泰大厦裙楼1-5层商业房产(面积11,931.54平方米)及怡泰大厦B座9-11层48套商品房产(面积2,812.05平方米)，作价人民币118,760,002.00元出售给深圳市投资控股有限公司而产生的关联交易收益。

24、盈余公积

项 目	期初余额	本期增加	本期减少	期末余额
法定盈余公积	3,316,260.76	115,594,426.18	-	118,910,686.94
法定公益金	115,594,426.18	-	115,594,426.18	-
合计	118,910,686.94	-	-	118,910,686.94

根据2006 年1 月1 日起施行的《公司法》第167 条，本公司不再提取法定公益金。根据中华人民共和国财政部颁布的《关于〈公司法〉施行后有关企业财务处理问题的通知》，本公司对2005 年12 月31 日的公益金结余人民币115,594,426.18元，转作法定盈余公积金管理使用。

25、未分配利润

	2006年	2005年
净利润	19,259,485.35	12,100,200.79
加：期初未分配利润	(1,041,713,963.52)	(1,053,814,164.31)
减：提取法定盈余公积	-	-
提取任意盈余公积金	-	-
分配股利	-	-
期末余额	(1,022,454,478.17)	(1,041,713,963.52)

26、主营业务收入及成本

分行业信息：

行 业	营业收入		营业成本		营业毛利	
	2006年	2005年	2006年	2005年	2006年	2005年
房地产开发	598,353,091.09	531,061,153.71	594,599,961.34	451,687,250.23	3,753,129.75	79,373,903.48
租 赁	45,452,221.21	55,377,640.94	29,457,622.86	27,312,385.67	15,994,598.35	28,065,255.27
建筑安装	177,026,747.42	98,446,923.89	166,024,854.99	92,404,217.83	11,001,892.43	6,042,706.06
物业管理	75,360,126.32	64,047,096.58	68,968,715.53	57,260,870.63	6,391,410.79	6,786,225.95
旅游酒店						
饮食服务	28,153,786.53	25,577,582.81	14,963,656.43	14,966,455.12	13,190,130.10	10,611,127.69
商品流通	60,798,063.27	92,151,416.61	59,762,591.59	91,170,799.58	1,035,471.68	980,617.03
其他	10,749,967.90	7,320,366.38	2,987,216.54	980,709.33	7,762,751.36	6,339,657.05
内部抵销	(5,000,000.00)	(21,840,982.71)	(10,949,751.54)	(7,374,075.12)	5,949,751.54	(14,466,907.59)
合计	990,894,003.74	852,141,198.21	925,814,867.74	728,408,613.27	65,079,136.00	123,732,584.94

分地域信息：

项 目	营业收入		营业成本		营业毛利	
	2006年	2005年	2006年	2005年	2006年	2005年
境内	995,148,841.18	848,778,358.29	936,764,619.28	717,283,119.12	89,564,221.90	131,495,239.17
境外	745,162.56	25,203,822.63	-	18,499,569.27	745,162.56	6,704,253.36
内部抵销	(5,000,000.00)	(21,840,982.71)	(10,949,751.54)	(7,374,075.12)	5,949,751.54	(14,466,907.59)
合计	990,894,003.74	852,141,198.21	925,814,867.74	728,408,613.27	65,079,136.00	123,732,584.94

本期收入前五位客户销售额合计40,821,557.74元，占全部收入的4.12%。

27、其他业务利润

项 目	其他业务收入		其他业务支出		其他业务税金		其他业务利润	
	2006年	2005年	2006年	2005年	2006年	2005年	2006年	2005年
房租及水电管理费	4,563,106.02	5,309,862.84	4,936,469.85	4,199,245.60	36,723.96	509,132.51	(410,087.79)	601,484.73
其他	1,037,136.37	173,109.69	90,839.80	110,115.52	49,771.09	-	896,525.48	62,994.17
合计	5,600,242.39	5,482,972.53	5,027,309.65	4,309,361.12	86,495.05	509,132.51	486,437.69	664,478.90

28、管理费用

管理费用本年度(89,035,049.96)元，上年66,405,980.08元，本年度比上年大幅减少，主要系本年度销售怡泰大厦房产时转销以前年度计提的存货跌价准备176,644,727.03元（上年度转销的存货跌准备为56,020,203.06元）。

29、财务费用

项 目	2006年	2005年
利息支出	23,071,544.77	32,310,316.47
减：利息收入	4,245,461.40	3,162,400.48
汇兑损失	13,956,542.60	9,639,857.28
减：汇兑收益	2,386,732.58	3,379,743.97
其他	790,751.74	962,079.65
合计	31,186,645.13	36,370,108.95

30、投资收益

项 目	2006年	2005年
股票投资收益	4,519,295.90	69,753.49
收到联营或合营企业分配的利润	1,559,962.49	1,660,097.38
未合并公司权益法调整	(1,104,150.84)	(1,278,060.58)
股权投资差额摊销	(1,397,348.64)	(1,397,348.64)
股权、债权投资处置收益	-	46,507,481.54
计提长期投资减值准备	-	(3,069,704.88)
其他投资收益	26,954.26	4,044,175.16
合计	3,604,713.17	46,536,393.47

投资收益本年度比上年度大幅减少，主要系由于上年度转让哈尔滨建峰科技发展公司、吉林制药股份有限公司、深圳竹园企业有限公司股权及债权投资取得收益46,507,481.54元。

31、营业外收入

项 目	2006年	2005年
赔偿收入	14,389.06	-
违约金收入	42,431.23	13,024.37
出售废旧物资	252,118.71	148,312.67
罚款收入	-	44,250.00
处置固定资产净收益	302,680.00	76,768.54
其他	75,878.05	291,576.25
合计	687,497.05	573,931.83

32、营业外支出

项 目	2006年	2005年
三项改革经济补偿金*	37,410,074.07	-
违约金及罚款支出	157,089.23	197,933.89
诉讼赔偿损失	3,291,150.94	1,164,150.94
处置固定资产净损失	167,335.28	1,385,716.78
固定资产减值准备转回	(1,268,763.04)	-
捐赠支出	34,000.00	69,000.00
其 他	495,025.56	81,473.49
合 计	40,285,912.04	2,898,275.10

* 营业外支出本年度比上年度大幅增长，主要系由于本年度计提三项制度改革经济补偿金37,410,074.07元，详见附注五、18。

33、收到的其他与经营活动有关的现金

项目	2006年
外部公司往来	70,545,872.00
其他往来	24,218,236.00
押金	2,753,668.80
维修基金	3,579,226.13
利息收入	11,294,471.99
其他	12,432,519.54
合计	124,823,994.46

34、支付的其他与经营活动有关的现金

项目	2006年
外部公司往来	44,493,926.47
广告费及代理费	5,754,112.58
保证金及押金	4,844,077.08
律师等中介机构费	9,061,746.12
其他货币资金增加额	5,917,216.71
其他销售费用	4,327,073.00
其他管理费用	32,963,518.99
其他	12,830,169.53
合计	120,191,840.48

35、现金和现金等价物调节表

项目	2006.12.31	2005.12.31
货币资金余额（附注五、1）	461,311,146.09	310,856,949.28
减：其他货币资金*83,466,380.95	77,549,164.24	
本期未合并报表公司期初数	-	-
现金及现金等价物	377,844,765.14	233,307,785.04

* 其他货币资金见附注五、1。

六、母公司财务报表主要项目附注

1、应收账款

账龄	2006.12.31			2005.12.31		
	金额	比例%	坏账准备	金额	比例%	坏账准备
1年以内	7,933,839.48	48.94	152,701.13	19,691,115.01	77.29	146,911.13
1至2年	4,334,344.19	26.74	-	5,785,000.24	22.71	1,220,408.77
2至3年	3,942,207.24	24.32	1,214,618.77	-	-	-
合计	16,210,390.91	100	1,367,319.90	25,476,115.25	100	1,367,319.90

2、其他应收款

账 龄	2006.12.31			2005.12.31		
	金额	比例%	坏账准备	金额	比例%	坏账准备
1年以内	197,743,802.79	11.78	3,259,580.42	125,726,839.69	8.05	1,270,000.00
1至2年	96,301,803.93	5.73	28,061,667.33	277,849,366.44	17.80	108,466,412.34
2至3年	244,497,043.15	14.56	103,188,273.67	24,885,387.82	1.59	3,450,231.03
3年以上	1,140,737,480.67	67.93	831,171,331.10	1,132,807,413.07	72.56	836,015,055.19
合 计	1,679,280,130.54	100	965,680,852.52	1,561,269,007.02	100	949,201,698.56

3、存 货

项 目	2006.12.31		2005.12.31	
	金额	跌价准备	金额	跌价准备
开发成本	123,224,745.01	-	3,765,823.00	-
开发产品	90,672,621.18	23,780,073.47	625,422,094.49	202,130,958.07
出租开发产品	606,007,007.64	30,115,000.00	533,333,971.12	30,115,000.00
合计	819,904,373.83	53,895,073.47	1,162,521,888.61	232,245,958.07

4、长期投资

项 目	期初余额	本期增加	本期减少	期末余额
长期股权投资*	292,659,402.87	303,980.48	28,244,380.05	264,719,003.30
其中：对子公司投资	169,931,531.91	114,204.68	26,610,412.13	143,435,324.46
对合营公司投资	38,832,715.09	-	-	38,832,715.09
对联营公司投资	12,025,641.25	189,775.80	-	12,215,417.05
对其他股权投资	71,869,514.62	-	1,633,967.92	70,235,546.70
长期债权投资	-	-	-	-
合计	292,659,402.87	303,980.48	28,244,380.05	264,719,003.30
减：长期投资减值准备**	92,269,987.72	-	-	92,269,987.72
长期投资净额	200,389,415.15			172,449,015.58

* 长期投权投资

A 其他股权投

公司名称	投资期限	初始投资金额	本期权益调整	累计权益增（减）	期末余额	直接投资比例	间接投资比例	减值准备
一、对子公司投资								
深圳经济特区房地产（集团）广州房地产有限公司	1993.9-	20,000,000.00	(548,241.60)	246,270 81	20,246,270.81	100%	-	-
深圳市物业管理有限公司	1986.12-2016.12	6,887,500.00	(18,303,728.70)	(7,320,145.41)	(432,645.41)	95%	5%	-
深圳市深房保税贸易有限公司	1994.5-2014.5	4,750,000.00	-	(4,750,000.00)	-	95%	5%	-
深圳市深房投资有限公司	1997.9-2027.9	9,000,000.00	-	(1,057,783.22)	7,942,216.78	90%	10%	-
深圳市深房小汽车出租有限公司	1996.10-2006.10	11,809,500.00	(1,106,771.42)	(328,961.79)	11,480,538.21	100%	-	-
深圳圳通工程有限公司	1981.11-2011.10	4,600,000.00	(1,763,847.92)	(492,194.48)	4,107,805.52	73%	27%	-
深圳海燕大酒店有限公司	1993.10-2013.10	20,430,000.00	(3,593,895 85)	4,938,022.33	25,368,022.33	68.10%	31.90%	-
深圳市华展建设监理有限公司	1994.11-2009.11	6,000,000.00	114,204.68	(629,394.18)	5,370,605.82	75%	-	-
新峰企业有限公司	1987.2-	556,500.00	-	(556,500.00)	-	100%	-	-
新峰置业有限公司	1992.5-	902,000.00	-	(902,000.00)	-	82%	-	-
美国长城地产有限公司	1988.4-	1,435,802.00	-	(1,435,802.00)	-	70%	-	-
启禄有限公司	1993.4-	214,000.00	-	(1,720.00)	212,280.00	20%	80%	-
北京新峰房地产开发经营有限公司	1994.5-	55,483,888.90	-	(55,483,888.90)	-	75%	25%	-
深圳市深房百货有限公司	1998.5-2008.5	9,500,000.00	-	(9,500,000.00)	-	95%	5%	-
深圳市深房集团宝安开发有限公司	1993.5-2013.5	19,000,000.00	(988,765.16)	600,757.61	19,600,757.61	95%	5%	-
深圳深房停车场有限公司	1995.4-2015.4	29,750,000.00	(26,946.70)	121,320.65	29,871,320.65	70%	30%	-
深圳市数码港投资有限公司	2000.5-2010.5	14,000,000.00	(278,214.78)	(6,107,131.66)	7,892,868.34	70%	-	-
深圳市房地产综合服务公司	1983-1994.8	5,958,305.26	-	(4,917,554.18)	1,040,751.08	100%	-	1,040,751.08
深圳市深房实业发展公司		4,500,000.00	-	(1,945,470.91)	2,554,529.09	100%	-	2,554,529.09
深圳市特发房产建筑装修公司		6,542,164.49	-	1,637,839.14	8,180,003.63	100%	-	8,180,003.63
深圳市联华企业有限公司	1983.10-2013.10	10,000,000.00	-	(10,000,000.00)	-	100%	-	-
深圳市深房集团龙岗开发有限公司	1993.5-	30,000,000.00	-	(30,000,000.00)	-	100%	-	-
北京深房物业管理有限责任公司	1997.8-2012.8	500,000.00	-	(500,000.00)	-	100%	-	-
澳洲柏克顿有限公司	1988.6-	906,630.00	-	(906,630.00)	-	60%	-	-
百立有限公司	1987.9-	201,100.00	-	(201,100.00)	-	100%	-	-
加拿大长城（温哥华）有限公司	1988-2000.12	4,526.25	-	(4,526.25)	-	75%	-	-
深圳市深房建筑装饰材料公司	1989.7-	2,680,000.00	-	(2,680,000.00)	-	100%	-	-
二、对合营公司投资								
深圳沙头角南天商场	1986.7-2011.5	2,500,000.00	350,618.06	2,850,618.06		50%	-	-
深圳润华汽车贸易公司	1992.4-	2,000,000.00	(554,574.44)	1,445,425.56		50%	-	1,445,425.56
广东省惠州罗浮山矿泉水饮料有限公司	1991.6-	9,969,206.09	9,969,206.09			合作	-	9,969,206.09
峰开杏花宾馆	1990-2016	9,455,465.38	9,455,465.38			合作	-	9,455,465.38
肇庆桂峰水泥有限公司	2005.12-2035.12	15,112,000.00	15,112,000.00			50%	-	-
三、对联营公司投资								
方通铁路公司	1995.1-2025.1	10,500,000.00	10,500,000.00			35%	-	-
深圳市新峰地产顾问有限公司	1993.3-2013.3	4,883,000.00	(4,883,000.00)			20%	-	-
深圳市荣华机电工程有限公司	1990.10-2010.10	4,975,954.97	189,775.80	(3,260,537.92)	1,715,417.05	25%	-	1,076,954.64
四、对其他股权投资								
汕头新峰大厦	1992.7	69,914,657.83	(236,619.28)	(1,183,097.40)	68,731,560.43	-	-	58,547,652.25
合计		404,922,201.17	(26,543,050.93)	(141,707,184.14)	263,215,017.03			92,269,987.72

B 股权投资差额

被投资单位名称	初始金额	形成原因	摊销期限	摊销方法	本期摊销金额	期末余额
新峰置业有限公司	13,973,496.34	溢价收购	10年	直线法	1,397,348.64	1,503,986.27

**** 长期投资减值准备**

项目	期初余额	本期增加	本期减少	期末余额
长期股权投资	92,269,987.72	–	–	92,269,987.72
其中：对子公司投资	11,775,283.80	–	–	11,775,283.80
对合营公司投资	20,870,097.03	–	–	20,870,097.03
对联营公司投资	1,076,954.64	–	–	1,076,954.64
其他股权投资	58,547,652.25	–	–	58,547,652.25
合计	92,269,987.72	–	–	92,269,987.72

5、主营业务收入与成本

行业	主营业务收入		主营业务成本		主营业务毛利	
	2006年	2005年	2006年	2005年	2006年	2005年
房地产开发	543,057,160.53	491,471,315.68	562,943,721.88	419,843,778.75	(19,886,561.35)	71,627,536.93
租 赁	37,703,129.31	42,338,240.07	27,300,685.87	24,473,244.37	10,402,443.44	17,864,995.70
停车场	914,180.50	983,764.60	401,797.63	401,580.93	512,382.87	582,183.67
合 计	581,674,470.34	534,793,320.35	590,646,205.38	444,718,604.05	(8,971,735.04)	90,074,716.30

6、管理费用

管理费用本年度比上年大幅减少主要系由于本年度销售怡泰大厦房产时转销以前年度计提的存货跌价准176,644,727.03元（上年度转销的存货跌准备为56,020,203.06元）。

7、投资收益

项目	2006年	2005年
子公司权益法调整（纳入合并范围）	(22,822,880.07)	(321,022.10)
未合并公司权益法调整	(1,104,150.84)	(1,278,060.58)
股权投资差额摊销	(1,397,348.64)	(1,397,348.64)
股权投资处置收益	–	10,443,101.88
股票投资收益	2,330,304.42	–
其他投资收益	26,954.26	3,354,193.23
合计	(22,967,120.87)	10,800,863.79

8、现金和现金等价物调节表

项 目	2006年	2005年
货币资金余额	259,588,370.18	232,112,611.55
减：其他货币资金*	62,703,034.30	60,143,936.25
现金及现金等价物	196,885,335.88	171,968,675.30

* 其他货币资金见附注五、1。

七、关联方关系及其交易

1、关联方关系

存在控制关系的关联方

本公司除如附注四、1及附注四、2所述以外，尚有下列存在控制关系的关联方：

关联方 称	经济性质或 类 型	法定代表人	注册地址与本公司关系	主营业务
深圳市投资控股有限公司	有限责任公司（国有独资）	陈洪博	深圳母公司	*

*为市属国有企业提供担保；对市国资委直接监管企业之外的国有股权进行管理；对所属企业进行资产重组、改制和资本运作；投资；市国资委授权的其他业务。

存在控制关系的关联方的注册资本及其变化

关联方名称	年初数	本年增加数	本年减少数	年末数
深圳市投资控股有限公司	400,000万元	-	-	400,000万元

其他存在控制关系的关联方的注册资本及其变化如附注四、1及附注四、2所述，本期无变化。

存在控制关系的关联方所持股份或权益及其变化

本公司所持存在控制关系的关联方股份或权益及其变化如附注四、1及附注四、2所述，本期无变化。

控制本公司之关联方所持股份或权益及其变化如附注五、22所述。

不存在控制关系的关联方关系的性质

关联方名称	与本企业的关系
深圳润华汽车贸易公司	合营公司
惠州罗浮山矿泉水饮料有限公司	合营公司
昆山调峰电力有限公司	合营公司
江门新江房地产开发有限公司	合营公司
西安新峰物业商贸有限公司	合营公司
肇庆桂峰水泥有限公司	合营公司
深圳八方通铁路公司	联营公司
云南鲲鹏航空服务有限公司	联营公司
深圳市新峰地产顾问有限公司	联营公司
深圳市荣华机电工程有限公司	联营公司

2、关联交易

销售商品

关联方名称	2006年度		2005年度	
	金额	占年度产品销售收入百分比	金额	占年度产品销售收入百分比
深圳市投资控股有限公司	-	-	118,760,002.00	13.94%

定价政策：根据标的物年限、建筑成本等因素，参考市场价格协商确定。

向关联方借款

项目	2006.12.31	2005.12.31
深圳市投资控股有限公司	86,848,819.24	-

因上述借款而支付的借款利息

项目	2006.12.31	2005.12.31
深圳市投资控股有限公司	504,000.00*	-

*系从2006年12月开始计息。

利率：根据双方签订的借款协议，利率为月利率6.3‰。

接受担保

项目	2006.12.31	2005.12.31
深圳市投资控股有限公司	-	80,000,000.00

因上述接受担保而支付担保费

项目	2006.12.31	2005.12.31
深圳市投资控股有限公司	-	720,000.00

资产抵债

深圳市联华企业有限公司将联华大厦第4层房产（建筑面积690.34平方米），以其账面价值2,795,144.72元抵付其欠本公司的债务2,795,144.72元；将蛟湖32号大院内车库一、二层（建筑面积286.28平方米），以其账面价值166,341.13元抵付其欠本公司的债务166,341.13元。

深圳市深房保税贸易有限公司将深房广场A座803、804两套房地产（建筑面积353.10平方米），以其账面价值2,151,488.81元抵付其欠本公司的债务2,151,488.81元。

3、关联方应收应付款项

项目	关联方名称	年末余额		占全部应收(付)款项余额的比例	
		2006.12.31	2005.12.31	2006.12.31	2005.12.31
其他应收款	罗浮山矿泉水饮料公司	10,465,168.81	10,465,168.81	2.14%	2.35%
	深圳润华汽车贸易公司	3,072,764.42	3,072,764.42	0.63%	0.69%
	深圳市联华企业公司	15,881,101.15	20,527,721.00	3.25%	4.60%
	加拿大长城（温哥华）有限公司	89,035,748.07	89,035,748.07	18.19%	19.95%
	澳洲柏克顿有限公司	12,559,290.58	12,559,290.58	2.57%	2.81%
	百立有限公司	19,197,730.76	19,197,730.76	3.93%	4.30%
	深圳市深房百货有限公司	189,179.82	139,693.51	0.04%	0.03%
	沈阳同新房产开发有限公司	16,841,909.86	943,790.76	3.45	0.21%
	深圳市房地产综合服务公司	927,136.22	927,136.22	0.19%	0.21%
	深圳市深房建筑装饰材料公司	8,327,180.71	8,327,180.71	1.70%	1.87%
	深圳市荣华机电工程有限公司	475,223.46	475,223.46	0.10%	0.11%
	深圳市深房集团龙岗开发有限公司	45,204,135.84	44,574,775.84	9.24%	9.99%
	深圳八方通铁路公司	814,000.00	175,000.00	0.17%	0.04%
	西安新峰物业商贸有限公司	8,419,205.19	8,088,027.32	1.72%	1.81%
应收账款	深圳市新峰地产顾问有限公司	4,334,344.19	3,499,022.78	11.40%	6.94%
其他应付款	深圳市特发房产建筑装修公司	598,012.16	1,028,012.16	0.12%	0.33%
	深圳深房停车场公司有限公司	42,626,885.27	42,223,212.82	8.51%	13.36%
	深圳市深房集团宝安开发有限公司	13,177,053.67	13,045,114.33	2.63%	4.13%
	深圳市数码港投资有限公司	6,026,357.00	5,600,000.00	1.20%	1.77%
	深圳市投资控股有限公司	88,209,619.24	10,000,000.00	17.61%	3.16%
	深圳市新峰地产顾问有限公司	-	228,760.69	0.07%	0.07%

八、或有事项

（一）未结诉讼、仲裁

1、国兴大厦诉讼案

1997年3月21日，本公司与保兴房地产开发（深圳）有限公司（以下简称保兴公司）签订一份《国兴大厦股权转让合同书》，根据合同规定，本公司将所持有的国兴大厦项目68%的权益以人民币14,500万元转让给保兴公司，且原本公司欠付工程款1,500万元亦由保兴公司承担。保兴公司支付4,500万元后，尚欠10,000万元权益转让款及1,500万元工程款未支付给本公司，但相关房产产权已登记至保兴公司名下，本公司遂因此提起法律诉讼。经广东省高级人民法院“（2001）粤高法经一初字第7号”民事判决书于2002年9月28日判决：保兴公司须支付尚欠本公司的转让款98,948,060.00元及利息、2003年、此案经二审审理判决维持原判、2004年、本公司已执行回部分款项、2005年，广

东省高级人民法院于2005年7月7日作出"（2005）粤高法执指字第35号"指定执行决定书，指定由广东省汕尾市城区人民法院负责该案件的执行。唯因查不到被执行人可供执行的财产，本公司对上述交易未确认收入成本。由于国兴大厦的产权已登记至保兴公司名下，本公司将该房产的成本166,109,047.00元转至其他应收款核算，扣除在预收账款核算的已收款68,720,773.33元后，已全额计提了坏账准备。

2、西安项目诉讼案

西安新峰物业商贸有限公司（以下简称"西安新峰公司"）是本公司之全资子公司香港新峰企业有限公司在西安成立的中外合资企业，其中香港新峰企业有限公司以现金出资占股84%，西安市商贸委直属企业西安商贸大厦以土地使用权出资占股16%，主营业务是房地产开发，开发项目为西安商贸大厦。该项目于1995年11月28日开工，由于合作双方在项目经营方针上发生严重分歧，迫使项目在1996年停工，1997年西安市政府决定将西安新峰公司投资项目收回，调整给西安市商贸委下属企业——西安商贸旅游有限责任公司（以下简称"商贸旅游公司"）。但双方对于投资补偿款发生诉讼，2001年12月19日经陕西省高级人民法院"（2000）陕经一初字第25号"判决书判决：1、商贸旅游公司于判决生效后一个月向西安新峰公司支付补偿款3662万元及其利息，逾期履行时，加倍支付迟延履行期间的债务利息；2、西安市商贸委对上述补偿款的利息承担连带责任。2005年度，本公司已执行收回11,500,000.00元。2005年5月30日，陕西省高级人民法院下发"（2002）陕执民债字第007号"《债权凭证》，确认上述两被执行人尚欠西安新峰公司的未受偿债权余额本金2154万元及利息。本公司目前尚在与西安市人民政府协商解决方案。截止2006年12月31日，本公司账面对西安新峰公司债权余额为17,127,934.80元，长期股权投资余额24,132,000.00元，本公司已计提长期投资减值准备20,673,831.77元。

3、汕头新峰大厦诉讼案

本公司之汕头分公司（以下简称"汕头分公司"）于1993年6月23日，与汕头经济特区松山厂房开发有限公司（以下简称"松山公司"）签订了《合资开发兴建新峰大厦项目合同书》，1996年5月8日，本公司又与松山公司签订了《关于合资开发新峰大厦项目合同书有关事项实施协议》作为补充协议。此后，该项目一直未实际开发，2000年1月20日，本公司与松山公司达成协议，在该项目用地上建设了一个临时肉菜市场，并经营至今。2004年8月16日，松山公司向汕头市中级人民法院起诉汕头分公司，请求：一、解除上述相关合同；二、汕头分公司赔偿其经济损失约751万元；三、汕头分公司将新峰大厦项目及临时肉菜市场的全部政府批准证照及管理权移交给其。汕头分公司于2004年10月15日向汕头市中级人民法院反诉松山公司，请求：一、确认相关合同和协议不具有法律效力；二、判令松山公司返还港币41,774,110.00元、人民币100万元及相应利息。2005年11月15日，经汕头市中级人民法院"（2004）汕中法民一初字第24号"民事调解书调解：各方当事人于2005年11月14日签定了一揽子解决纠纷的调解协议，法院予以确认，该协议具有法律效力。

根据该协议，汕头分公司收购松山公司全部股权，以达到收购松山公司持有新峰大厦20%的权益（另80%的权益由汕头分公司持有）。截止2006年12月31日，本公司账面该项长期投资余额68,731,560.43元，已计提长期投资减值准备58,547,652.25元。

4、沈阳项目诉讼案

沈阳同新房产开发有限公司（以下简称"沈阳同新公司"）是本公司之全资子公司香港新峰企业有限公司（以下简称"新峰公司"）在沈阳成立的子公司，主营业务是房地产开发，开发项目为沈阳新峰商业广场。2005年1月5日，本公司与新峰公司、沈阳同新公司签定《债权债务确认及还款协议书》：新峰公司确认对本公司的该项目借款本金人民币87,181,320.88元，并承诺在2005年1月30日前偿还本公司该借款；沈阳同新公司对该借款债务承担连带清偿担保责任，担保责任限额为其向新峰公司的借款本金人民币59,026,688.18元及利息。由于新峰公司和沈阳同新公司未按期履行协议，本公司于2005年3月1日向深圳市中级人民法院提起诉讼。2005年5月10日，本公司与新峰公司和沈阳同新公司达成和解协议，继续确认了上述借款及连带责任的本金及利息；该调解协议已由深圳市中级人民法院"（2005）深中法民四初字第91号"民事调解书确认并具有法律效力。但由于该两被执行人未按调解协议履行义务，本公司于

2005年6月21日向法院申请强制执行。2005年10月9日，经执行法院深圳市中级人民法院委托深圳市国众联资产评估房地产估价咨询有限公司对本案可供执行财产（新峰公司持有的沈阳同新公司93.1%股权）的价值进行评估，作为深圳市中级人民法院执行拍卖的依据。2005年11月23日，经深圳市中级人民法院"（2005）深中法执字第737号"民事裁定书裁定：拍卖新峰公司持有的沈阳同新公司93.1%股权，并于2006年1月22日以8,920万元拍卖。新峰公司持有的沈阳同新公司93.1%股权的过户手续尚在办理之中。

（二） 债务担保

截至2006年12月31日，本公司尚未结清的担保余额如下：

项目	币别	金额（万元）
集团内相互担保	人民币	2,600
尚未结清之对业主楼宇按揭担保余额	人民币	3,859.59

九、抵押

截至2006年12月31日，本公司资产抵押情况如下：

抵押物	币别	抵押物帐面价值（万元）
定期存单	港币	1,500.00
定期存单	美元	270.00
存 货	人民币	21,775.40
固定资产	人民币	3,546.59

上述资产已被用于抵押向银行贷款人民币22,100万元，港币5,800万元，美元290万元。

十、承诺事项

本公司无应披露的重要的承诺事项。

十一、期后事项

2007 年2 月16 日中国国际经济贸易仲裁委员会仲裁庭委托深圳联合拍卖有限公司对深圳八方通铁路储运有限公司的100%股权进行了公开拍卖，由黄家投资控股有限公司以9100 万元人民币的价格竞得。本公司持有深圳八方通铁路储运有限公司35%股权，按持股比例计算可分得3185 万元，扣除对该公司的投资成本及债权后，本公司预计将获得2053 万元的收益。

十二、补充资料

财务报表差异调节表

	净利润（千元）	净资产（千元）
按国际会计准则	42,069	1,035,466
转回投资物业的折旧及摊销费用	23,131	135,354
短期投资市价的调整	(1,718)	-
上年费用确认的时间性差异	1,397	11,205
固定资产成本确认的差异	-	(202,148)
冲销购入子公司而导致的商誉	-	(2,901)
按<企业会计制度>	19,259	1,093,956

审阅报告

深南审阅报字（2007）第SY012号

深圳经济特区房地产（集团）股份有限公司全体股东：

我们审阅了后附的深圳经济特区房地产（集团）股份有限公司（以下简称"深房集团"）新旧会计准则股东权益差异调节表（以下简称"差异调节表"）。按照《企业会计准则第38号——首次执行企业会计准则》和"关于做好与新会计准则相关财务会计信息披露工作的通知"（证监发[2006]136号，以下简称"通知"）的有关规定编制差异调节表是深房集团管理层的责任。我们的责任是在实施审阅工作的基础上对差异调节表出具审阅报告。

根据"通知"的有关规定，我们参照《中国注册会计师审阅准则第2101号——财务报表审阅》的规定执行审阅业务。该准则要求我们计划和实施审阅工作，以对差异调节表是否不存在重大错报获取有限保证。审阅主要限于询问公司有关人员差异调节表相关会计政策和所有重要的认定、了解差异调节表中调节金额的计算过程、阅读差异调节表以考虑是否遵循指明的编制基础以及在必要时实施分析程序，审阅工作提供的保证程度低于审计。我们没有实施审计，因而不发表审计意见。

根据我们的审阅，我们没有注意到任何事项使我们相信差异调节表没有按照《企业会计准则第38号——首次执行企业会计准则》和"通知"的有关规定编制。

此外，我们提醒差异调节表的使用者关注，如后附差异调节表中重要提示所述：差异调节表中所列报的2007年1月1日股东权益（新会计准则）与2007年度财务报告中所列报的相应数据可能存在差异。

深圳南方民和会计师事务所
有限责任公司

中国·深圳

中国注册会计师

中国注册会计师

2007年4月18日

新旧会计准则股东权益差异调节表

重要提示：

本公司已于2007年1月1日起开始执行财政部于2006年颁布的《企业会计准则》（以下简称"新会计准则"），目前本公司正在评价执行新会计准则对本公司财务状况、经营成果和现金流量所产生的影响，在对其进行慎重考虑并参照财政部对新会计准则的进一步讲解后，本公司在编制2007年度财务报告时可能对编制"新旧会计准则股东权益差异调节表"（以下简称"差异调节表"）时所采用相关会计政策或重要认定进行调整，从而导致差异调节表中所列报的2007年1月1日股东权益（新会计准则）与2007年度财务报告中所列报的相应数据之间可能存在差异。

编制单位：深圳经济特区房地产（集团）股份有限公司　　　　金额单位：人民币元

项目	注释	项目名称	金额
		2006年12月31日股东权益（现行会计准则）	1,093,956,870.51
1		长期股权投资差额	-
	2	其中：同一控制下企业合并形成的长期股权投资差额	(1,503,986.27)
		其他采用权益法核算的长期股权投资贷方差额	-
2		拟以公允价值模式计量的投资性房地产	-
3		因预计资产弃置费用应补提的以前年度折旧等	-
4		符合预计负债确认条件的辞退补偿	-
5		股份支付	-
6		符合预计负债确认条件的重组义务	-
7		企业合并	-
		其中：同一控制下企业合并商誉的账面价值	-
		根据新会计准则计提的商誉减值准备	-
8		以公允价值计量且其变动计入当期损益的金融资产以及可供出售金融资产	-
9		以公允价值计量且其变动计入当期损益的金融负债	-
10		金融工具分拆增加的权益	-
11		衍生金融工具	-
12	3	所得税	30,433,178.19
13	4	少数股东权益	(12,705,986.19)
14	5	其他	(4,960,550.27)
		2007年1月1日股东权益（新会计准则）	1,105,219,525.97

后附差异调节表附注为本差异调节表的组成部分。

企业负责人：　　主管会计工作的负责人：　　财务总监：　　会计机构负责人：

深圳经济特区房地产（集团）股份有限公司

新旧会计准则股东权益差异调节表附注

截至2006年12月31日

（除特别注明外，金额单位为人民币元）

一、编制目的

公司于2007年1月1日起开始执行新会计准则。为分析并披露执行新会计准则对上市公司财务状况的影响，中国证券监督管理委员会于2006年11月颁布了"关于做好与新会计准则相关财务会计信息披露工作的通知"（证监发[2006]136号，以下简称"通知"），要求公司按照《企业会计准则第38号—首次执行企业会计准则》和"通知"的有关规定，在2006度财务报告的"补充资料"部分以差异调节表的方式披露重大差异的调节过程。

二、编制基础

差异调节表系公司根据《企业会计准则第38号——首次执行企业会计准则》第五条至第十九条和"通知"的有关规定，结合公司的自身特点和具体情况，以2006年度合并财务报表为基础，并依据重要性原则编制。

对于《企业会计准则第38号——首次执行企业会计准则》第五条至第十九条中没有明确的情况，本差异调节表依据如下原则进行编制：

1、子公司、合营企业和联营企业按照《企业会计准则第38号——首次执行企业会计准则》第五条至第十九条的规定进行追溯调整，对于影响上述公司留存收益并影响本公司按照股权比例享有的净资产份额的事项，公司根据其业务实际情况相应调整留存收益或资本公积。

2、编制合并财务报表时，公司按照新会计准则调整少数股东权益，并在差异调节表中单列项目反映。

三、主要项目附注

1、2006年12月31日股东权益（现行会计准则）的金额取自公司按照现行企业会计准则和《企业会计制度》（以下简称"现行会计准则"）编制的2006年12月31日合并资产负债表。该报表业经深圳南方民和会计师事务所有限责任公司审计，并于2007年4月18日出具了深南财审报字（2007）第CA398号的无保留意见审计报告。该报表相关的编制基础和主要会计政策参见本公司2006年度财务报告。

2、同一控制下企业合并形成的长期股权投资差额

根据《企业会计准则第20 号——企业合并》的有关规定，公司2007年1月1日对尚未摊销完的属于同一控制下企业合并形成的股权投资借方差额1,503,986.27元全额冲销，调减留存收益1,503,986.27元，其中，减少归属于母公司的所有者权益为1,503,986.27元。

3、所得税

根据《企业会计准则第18 号——所得税》的有关规定，公司2007年1月1日对资产、负债的账面价值与计税基础不同形成的暂时性差异的所得税影响进行追溯调整，并将影响金额调整留存收益。据此，公司因坏账准备、存货跌准备、预提费用等所形成的，资产账面价值小于资产计税基础及负债的账面价值大于负债的计税基础的所得税影响金额20,713,660.69元调增留存收益。其中，增加归属于母公司的所有者权益20,713,660.69 元。

根据《企业会计准则第18 号——所得税》的有关规定，公司2007年1月1日对税法允许用以后年度所得弥补的可抵扣亏损的所得税影响进行追溯调整，并将影响金额调整留存收益。据此，公司因可抵扣亏损的所得税影响金额10,980,628.58元调增留存收益。其中，增加归属于母公司的所有者权益9,719,517.50元，增加归属于少数股东的权益1,261,111.08元。

4、少数股东权益

根据《企业会计准则第33 号——合并财务报表》的有关规定，现行会计制度下的单列的少数股东权益，应当在合并资产负债表中所有者权益下以少数股东权益项目列示。因此，公司2007年1月1日将少数股东权益(17,448,941.51)元列于股东权益，同时，因上述调增的归属于少数股东的权益1,261,111.08 元，亦列示于股东权益。

根据《企业会计准则第33 号——合并财务报表》的有关规定，母公司应当将其全部子公司纳入合并财务报表的合并范围。公司2007年1月1日将以前未合并子公司的财务报表纳入合并范围，相应增加归属于少数股东的权益3,481,844.24元。

5、其他

根据《企业会计准则第33 号——合并财务报表》的有关规定，母公司应当将其全部子公司纳入合并财务报表的合并范围。公司2007年1月1日将以前未合并子公司的财务报表纳入合并范围，由于个别子公司净资产为负数，从而减少留存收益4,960,550.27元，其中，减少归属于母公司的所有者权益4,960,550.27元。

第十二节　备查文件目录

1、载有法定代表人、主管会计工作负责人、会计机构负责人签名并盖章的会计报表。

2、载有会计师事务所盖章、注册会计师签名并盖章的审计报告原件。

3、报告期内在《中国证券报》、《大公报》上公开披露过的所有公司文件正本及公告的原稿。

深圳经济特区房地产（集团）股份有限公司

董 事 会

2007年4月20日

Important Notes

The Board of Directors, the Supervisory Committee, directors, supervisors and senior executives of Shenzhen Special Economic Zone Real Estate & Properties (Group) Co., Ltd. (hereinafter referred to as the Company) hereby ensure that there are no false records, misleading statements, or significant omissions in the materials of this report, and will assume individual and joint responsibilities concerning the authenticity, accuracy and integrity of its contents.

Director Li QiuSheng did not attend the Board meeting due to personal reason and did not entrust another to vote.

Chairman of the Board Shao Zhihe, person in charge of accounting work Guo Hongzhuang and person in charge of accounting organ Chen Jincai hereby ensure the authenticity and integrity of the Financial Report enclosed in the Annual Report.

The annual Report is written in both English and Chinese. In case of any discrepancy between the two versions, Chinese version prevails.

Contents

Section II.Company Profile

1.	Legal Name of the Company	
	In Chinese:	深圳经济特区房地产（集团）股份有限公司
	In English:	SHENZHEN Special Economic Zone Real Estate & Properties (Group) Co., Ltd.
	Short Form in Chinese:	深房集团
	Short Form in English:	SPG
2.	Legal Representative:	Shao Zhihe
3.	Secretary of the Board:	Chen Ji
	Securities Affairs Representative:	Feng Hongwei
	Contact Address:	47/F, SPG Plaza, Renmin South Road, Shenzhen
	Tel.:	(0755) 82293000-4718, 4715
	Fax:	(0755) 82294024
	E-mail:	spg@163.net
4.	Registered Address:	47/F, SPG Plaza, Renmin South Road, Shenzhen
	Office Address:	45/F-48/F, SPG Plaza, Renmin South Road, Shenzhen
	Postal Code:	518001
	E-mail:	spg@163.net
5.	Newspapers for Disclosing the Information:	
	Domestic:	China Securities Journal
	Overseas:	Ta Kung Pao
	Internet Website Designated by CSRC for Publishing the Annual Report:	http://www.cninfo.com.cn
	The Place Where the Annual Report is Prepared and Placed:	47/F of SPG Plaza, Renmin South Road, Shenzhen
6.	Stock Exchange Listed with:	Shenzhen Stock Exchange
	Short Forms of the Stock:	SHENSHENFANG (Stock Code: 000029)
		SHENSHENFANG B (Stock Code: 200029)
7.	Other Information of the Company	
	Initial registration date:	Jan. 8, 1980
	Registration place:	Shenzhen Administration Bureau for Industry and Commerce
	Registration code of corporate business license:	4403011002426
	Registration code of taxation:	440301192179585
	Name and address of Certified Public Accountant engaged by the Company:	
	Name:	Shenzhen Nanfang Minhe Certified Public Accountants
	Address:	8/F, Electronics Tech. Bldg., No. 2007, Shennan Middle Road, Shenzhen

Section III. Abstract of Accounting Highlights and Business Highlights

I The financial indexes for the year 2006

Unit: RMB

Total profit realized by the Company as of the year 2006	20,449,631.64
Net profit	19,259,485.35
Net profit after deducting non-recurring gains and losses	54,338,604.44
Profit from main operations	17,649,059.03
Profit from other operations	486,437.69
Operating profit	56,443,333.46
Investment income	3,604,713.17
Subsidy income	0.00
Net non-operating income/expense	-39,598,414.99
Net cash flows arising from operating activities	175,115,254.95
Net increase in cash and cash equivalents	144,536,980.10

The amount of items of non-recurring gains and losses that had been deducted was RMB -35,079,119.09, including investment income on stocks of RMB 4,519,295.90, non-operating income of RMB 687,497.05, as well as non-operating expense of RMB 40,285,912.04. Because the Company need to make up the losses occurred over the previous years, thus, no income tax had to be paid in 2006, there existed no influenced on income tax arising from non-recurring gains and losses.

Difference between A-share and B-share:

Effect on net profit and net assets calculated under IFRS and reconciliation:

	Net profit(RMB'000)	Net assets (RMB'000)
According to IFRS	42,069	1,035,466
Switching back of depreciation charges and amortization charges of invested property	23,131	135,354
Adjustment of market price of short-term investment	-1,718	
Timing difference in recognition of expenses accrued in previous year	1,397	11,205
Difference in confirmed cost of fixed assets		-202,148
Goodwill arising from acquisition of subsidiaries		-2,901
Others		
According to Accounting System for Enterprises	19,259	1,093,956

II. Main accounting data and financial indexes of the Company over the past three years

	2006	2005	2004
Income from main operations (RMB'0000)	99,089.40	85,214.12	57,054.17
Net profit (RMB'0000)	1,925.95	1,210.02	-14,230.78
Total assets (RMB'0000)	239,144.17	228,030.67	251,899.27
Shareholders' equity (excluding minority shareholders' equity, unit: RMB'0000)	109,395.69	105,697.21	100,206.94
Earnings per share - diluted (RMB)	0.019	0.0120	-0.1407
Earnings per share – weighted (RMB)	0.019	0.0120	-0.1407
Earnings per share – deducting non-recurring gains and losses (RMB)	0.0537	-0.0400	-0.1271
Net assets per share (RMB)	1.0813	1.0448	0.9905
Net assets per share after adjustment (RMB)	1.03	0.9840	0.9304
Net cash flow per share arising from operating activities	0.1731	0.2632	0.0078
Return on equity – diluted (%)	1.76	1.14	-14.20
Return on equity – weighted (%)	1.81	1.20	-13.26
Return on equity after deducting non-recurring gains and losses – weighted (%)	5.09	-4.02	-11.98

III. Changes in shareholders' equity during the report period and the reasons for changes

Item	Share capital (0,000 share)	Capital reserve (RMB'0000)	Surplus reserve (RMB'0000)	Including: public welfare fund (RMB'0000)	Retained profit (RMB'0000)	Translation balance in foreign currency statement (RMB'0000)	Total hareholders' equity (RMB'0000)
Amount at the beginning of the report period	101,166	97,824.49	11,891.07	11,559.44	-104,171.40	-1,012.95	105,697.21
Increase in this period	0	0	0	0	1,925.95	1,772.53	3,698.48
Decrease in this period	0	0	0	11,559.44			
Amount at the end of the report period	101,166	97,824.49	11,891.07	0	-102,245.45	759.58	109,395.69
Reason for change				Note 1	profit in the report period		

Note 1: In accordance with the Article 167 of Company Law implemented since Jan. 1, 2006, the Company no longer withdrew statutory public welfare fund. In accordance with the Circular on Financial Treatment for Enterprises Subsequent to the Enacting of "Company Law" promulgated by the Ministry of Finance, the retained welfare fund of RMB 115,594,426.18 as at Dec. 31, 2005 was transferred into the surplus reserve.

Section IV. Change of Share Capital and Particulars of Shareholders

I. Statement of change in share capital

(I) The Company has completed the share merger reform on Feb. 15, 2006. In accordance with the share merger reform plan, there were 50,583,000 shares subject to moratorium were freed from the trading moratorium as shares not subject to moratorium. The Company's equity structure was adjusted as follows:

	Before the change		Change in this time (+,-)					After the change	
	Number of shares (10,000 shares)	Proportion (%)	Allotment of new shares	The number shares were free from the trading moratorium	Capitalization of public reserve	Others	Subtotal	Number of shares (10,000 shares)	Proportion (%)
I. Shares subject to trading moratorium	67286.42	66.51		-5058.30			-5058.30	62228.12	61.51
1. Shares held by the State	67285.68	66.51		-5058.30			-5058.30	62227.38	61.51
2. Shares held by state-owned legal persons									
3. Shares held by other domestic investors									
Of which:									
Shares held by domestic legal persons									
Shares held by domestic natural persons	0.74							0.74	
4. Shares held by foreign investors									
Of which:									
Shares held by overseas legal persons									
Shares held by overseas natural persons									
II. Shares not subject to moratorium	33879.58	33.49		5058.30			5058.30	38937.88	38.49
1. RMB ordinary shares	21879.58	21.63		5058.30			5058.30	26937.88	26.63
2. Domestically listed foreign shares	12000	11.86						12000	11.86
3. Overseas listed foreign shares									
4. Others									
III. Total shares	101,166	100						101,166	100

II. Issuance and listing of shares

1. Over the past three years as at the end of the report period, the Company issued neither new shares nor derived securities.

2. On Feb. 26, 2007, the shares subject to moratorium amounting to 50,583,000 shares held by Shenzhen Investment Holding Co., Ltd., the only shareholder holding non-tradable shares, was freed from the trading moratorium, taking up 5% of the total share capital of the Company, 7.52% of the total shares subject to moratorium, as well as 14.93% of total shares not subject to moratorium.

3. The Company's inner employees shares were listed for trading through approval on Aug. 26, 1994. At present, the Company has no inner employees' shares.

III. About shareholders

1. The number of shareholders and shares held by the shareholders

Total number of shareholders 95523

Particulars about shares held by the top ten shareholders

Name of shareholder	Type of shareholders	Proportion	Total number of shares held	Total number of shares subject to moratorium held	Share pledged or frozen
SHENZHEN CONSTRUCTION INVESTMENT HOLDINGS CORP	State-owned shareholder	66.51%	672,856,800	672,856,800	0
YANG CONG RONG	Foreign shareholder	0.11%	1,121,500	0	0
JIANDE DATONG INDUSTRIAL CORPORATION, ZHEJIANG	Other	0.10%	1,028,000	0	0
CHENG KANG LIANG	Foreign shareholder	0.09%	890,382	0	0
MIN ZHEN	Other	0.08%	830,000	0	0
CHINA LIFT INSURANCE COMPANY LTD.	Other	0.08%	792,992	0	0
ABN AMRO BANK NV	Foreign shareholder	0.08%	786,800	0	0
HUANG XIA LIAN	Other	0.07%	764,600	0	0
SBCI FINANCE ASIA LTD A/C HONG KONG	Foreign shareholder	0.07%	749,960	0	0
CHU KOON YUK	Foreign shareholder	0.07%	720,000	0	0

Particulars about shares held by the top ten shareholders holding tradable shares

Name of shareholders	Numbers of tradable shares held	Type of shares
YANG CONG RONG	1,121,500	Domestically listed foreign share
JIANDE DATONG INDUSTRIAL CORPORATION, ZHEJIANG	1,028,000	RMB ordinary share
CHENG KANG LIANG	890,382	Domestically listed foreign share
MIN ZHEN	830,000	RMB ordinary share
CHINA LIFT INSURANCE COMPANY LTD.	792,992	RMB ordinary share
ABN AMRO BANK NV	786,800	Domestically listed foreign share
HUANG XIA LIAN	764,600	RMB ordinary share
SBCI FINANCE ASIA LTD A/C HONG KONG	749,960	Domestically listed foreign share
CHU KOON YUK	720,000	Domestically listed foreign share
CHEN ZU DE	692290	Domestically listed foreign share
Explanation on associated relationship among the above shareholders or acting-in-concert	Unknown	

2. The controlling shareholder of the Company:

Shenzhen Investment Holdings Co., Ltd. is a sole state-funded company limited, who was founded on Oct. 13, 2004 with a registered capital of RMB 4 billion as well as legal representative Chen Hongbo. Its business scope included: providing guarantees for municipal state-owned enterprises, management of state-owned equity, and assets restructure, reformation, capital operation and equity investment of enterprises, etc . The ultimate controller of the Company was Shenzhen State-owned Assets Supervision Administrative Committee. SASAC of Shenzhen was located at Investment Building, Shennan Av., Futian District, Shenzhen, as well as the post code 518029.

The property right and controlling relationship between the Company and the actual controller are as follows:

SASAC of Shenzhen

Shenzhen Investment Holdings Co., Ltd.

The Company

Section V. Particulars of Directors, Supervisors, Senior Administrative Personnel and Employees

I. About directors, supervisors and senior executives:

Name	Position	Gender	Age	Office term	Shares held at the beginning of the year	Shares held at the end of the year	Reason of the change
Shao Zhihe	Chairman of the Board	Male	56	Dec. 28, 2002 till now	5,000	7,400	
Gu Hongzhuang	Director, GM	Male	48	Sep. 8, 2006 till now	0	0	
Zhuang Chuanghui	Chairman of the Supervisory Committee	Male	52	Jan. 28, 2003 till now	0	0	
Xu Zhenhan	Director	Male	53	Jan. 28, 2003 till now	0	0	
Peng Naidian	Director	Male	57	Sep. 28, 1996 till now	0	0	
Li Qiusheng	Independent director	Male	43	Feb. 2, 2005 till now	0	0	
Zong Dechun	Independent director	Male	65	Jun. 28, 2004 till now	0	0	
Hou Liying	Independent director	Female	52	Jun. 28, 2004 till now	0	0	
Liu Ying	Director	Female	44	Sep. 8, 2006 till now	0	0	
Wen Li	Director	Female	37	Sep. 8, 2006 till now	0	0	
Chen Junyi	Supervisor	Male	49	Apr. 11, 2006 till now	0	0	
Zhang Xuxi	Supervisor	Male	30	Apr. 11, 2006 till now	0	0	
Xiong Xingnong	Supervisor	Male	49	Jun. 28, 2004 till now	0	0	
Deng Kangcheng	Supervisor	Male	39	Jun. 28, 2004 till now	0	0	
Luo Kunquan	Deputy GM	Male	51	Jan. 28, 2003 till now	0	0	
Luo Zichao	Deputy GM	Male	46	Aug. 12, 2003 till now	0	0	
Song Gongli	Deputy GM	Male	50	Aug. 21, 2006 till now	0	0	
Yang Jiayong	Deputy GM	Male	34	Aug. 21, 2006 till now	0	0	
Chen Ji	Secretary of the Board	Male	34	Jan. 28, 2003 till now			

Note: Xu Zhenhan, Liu Ying and Wen Li, the director of the Company, and Deng Kangcheng, the supervisor of the Company, held positions in shareholding units. For their positions and office term, please refer to "Section V. II".

II. Particulars about the main working experiences and concurrent posts of the directors, supervisors and senior administrative personnel

1. Shao Zhihe: Aug. 1981 - Sep. 1983, commander, 13th company, 4th barrack, 302 regiment, Capital Construction Engineer Corps; Sep. 1983 – Oct. 1995, Manager, Installation Branch, Shenzhen Municipal Engineering Corporation; Oct. 1995 – May 1999, Vice General Manager of Shenzhen Tonge Group; May 1999 – Dec. 2002, General Manager and Vice Secretary of CPC, Shenzhen Urban Construction Investment & Development Company; Dec. 2002 till now, Secretary of the CPC and Chairman of the Board of the Company.

2. Guo Hongzhuang, male, the Han nationality, party member of CPC, on-the-job master degree, Engineer. He was born in Chaoyang, Guangdong in Dec. 1958. He ever took posts of clerk in Cadre Department, the 16th regiment, Capital Construction Engineer Corps; of director of the Office of Shenzhen Nanyang Enterprise Corporation, of clerk of Labor Union and secretary of GM in Shenzhen Construction (Group) Corporation, of Deputy GM in Shenzhen Construction Engineering General Contract Corporation, of Manager in Longgang Real Estate Company of Shenzhen Construction (Group) Corporation, of Deputy GM in Real Estate Develop ment in Shenzhen Construction Investment Holding Corporation, of Secretary of CPC and GM in Shenzhen Kingon (Group) Co., Ltd., of Vice Secretary of CPC, GM, Secretary of CPC and Chairman of the Board in Shenzehn Cities Construction Development (Group) Corporation. He acted as GM, Vice Secretary of CPC and Director of the Company since Aug. 2006.

3. Zhuang Chuanghui: Feb. 1983 – Mar. 1986, promulgation chief, Cannon Regiment, 42 Army; Mar. 1986 – Dec. 1987, deputy section chief of the Cadre Section, deputy director of the Office, Economic Work Department, Huizhou Local CPC Committee; Dec. 1987 – Jul. 1989, deputy director of the Office, section chief of the Statistics Section, Huizhou local Administration for Industry & Commerce; Jul. 1989 – Feb. 1997, senior staff member, principal staff member, discipline inspector of deputy section chief level, vice director of the Office (section chief level), No. 1 Office, Shenzhen Commission for Discipline Inspection; Feb. 1997 - May 1999, Vice Secretary of Commission for Discipline Inspection, Shenzhen Construction Investment Holdings Corporation; May 1999 - Jan. 2003, Vice Secretary of CPC, director in SPG. Jan. 2003 till now, Vice Secretary of CPC, Chairman of the Supervisory Committee of the Company

4. Xu Zhenhan: once had been commander-level secretary in charge, 802 Regiment, Capital Construction Engineer Corps; clerk, Vice Secretary of Discipline Inspection Committee, director at the CPC Office, Secretary of Discipline Inspection Committee, Vice Secretary of the CPC in Shenzhen Mechanical Equipment Installation Company; Vice Secretary of Discipline Inspection Committee, Shenzhen Construction Investment Holdings Corporation. He held the post of Vice Secretary of Discipline Inspection Committee of Shenzhen Investment Holdings Co., Ltd. since Oct. 2004.

5. Peng Naidian: Jul. 1973 - Dec. 1984, section chief, vice minister, and standing member, Secretary Department, Young Farmer Department, Publicity Department, Secretariat, Communist Youth League Guangdong Committee, and concurrently director of the Publicity Department; Jan. 1985 - May 1992, superintendent, and member of the CPC Organization, Guangdong Institute of Foreign Trade & Economic Development; Jun. 1992 - Sep. 1996, Assistant General Manager, Chairman of the Labor Union in Shenzhen Huihua Group Co., Ltd.; Sep. 1996 till now, Director and Vice Secretary of Discipline Inspection Committee.

6. Li Qiusheng, male, nationality of Han, party member of CPC, was born in Hunan in July 1963, three-year college education, CPA and Certified Tax Agent. He ever held the posts of section chief of Hunan Hengshan County Auditing Bureau, auditor of Shenzhen Special Economic Zone Auditors Firm, deputy principal of Shenzhen Minzheng Certified Public Accountants. Now he acts as deputy principal of Shenzhen Zhongheng Certified Public Accountants.

7. Zong Dechun: Jan. 1981 - Aug. 1983, Director of the Political Department, 304 Regiment, Capital Construction Engineer Corps; Sep. 1983 - Feb. 1986, Vice Secretary of the CPC, Shenzhen No. 5 Construction Engineering Co., Ltd.; Mar. 1986 - Nov. 1996, Division Chief of the HR Department, Chairman of the Labor Union, Chairman of the Supervisory Committee, Shenzhen Construction Group; Dec. 1996 - Jun. 2002, Secretary of the Discipline Inspection Committee, Chairman of the Supervisory Committee in Shenzhen Construction Investment Holdings Corporation; Jul. 2002, retired; Jun. 2004, independent director of the Company.

8. Hou Liying: Aug. 1982 - Aug. 1984, Assistant Economist, Development & Design Research Institute, China National Offshore Oil Corp.; Sep. 1984 till now, associate professor, masters' instructor, College of Management, Shenzhen University. Jun. 2004, she was engaged as the independent director of the Company.

9. Liu Ying, female, the Han nationality, bachelor degree, economic engineer. She was born in Changchun, Jili in Jul. 1962. She ever took the posts of clerk and Senior Staff Member in China Power Equipment Bidding Center of State Commodities Bureau, of Principal Staff Member and League Secretary in China Power Equipment Bidding Center of Economic and Trade commission of the State Council, of Deputy Manager of Security Dept., Manager and Director of GM Office in Shenzhen Hongchang Industrial Co., Ltd., of Deputy Director of the Office and principal Head of Assets Operation Dept. in Shenzhen Trade Investment Holding Corporation, and of senior Head of the Assets Operation and Management Dept. and principal Head of the Property Management Dept. in Shenzhen Investment Holdings Co., Ltd.

10. Wen Li, female, the Han nationality, master degree, engineer as well as economic engineer. She was born in Sichuan in Dec. 1969. She ever took the posts of Engineer of Real Estate Development Dept. in Shenzhen Zhenye (Group) Co., Ltd., of Assistant GM, Project Manager as well as Manager of Market Planning Dept. in Fantasia Investment Development Co., Ltd., and of Deputy Manager in Shenzhen Investment Holdings Co., Ltd.

11. Chen Junyi, male, aged 49, party member of CPC, bachelor degree, political engineer. He was born in Xiangyin, Hunan. He ever took the posts of Section Chief of Organization Department in Bureau of Mine, of Director of GM Office in Shenzhen Xinguang Milk Union Corporation, of Director of GM Office in Shenzhen North-South Industrial Co., Ltd., of Section Chief and Deputy Director of Shenzhen Huihua Group Corporation, of Deputy Director of Discipline Inspection Supervisory Office in SPG Group, of Deputy GM in Shenzhen Properties & Resources Development (Group) Ltd., of Deputy GM and concurrently Secretary of Labor Union in Shenzhen Petrel Hotel Co., Ltd. He now acts as Deputy Director of Work Dept. of CPC and Discipline Inspection Commission in SPG Group. From Apr. 11, 2006, he acted as the employee supervisor of the Company.

12. Zhang Xuxi, male, the Han nationality He was born in Meizhou, Guangdong in May 1976. He ever took the posts of Enterprise Law Adviser and Deputy Manager of Law Affair Office in the Company. From Apr. 11, 2006, he acted as the employee supervisor of the Company.

13. Xiong Xingnong: Jan. 1982 - Jan. 1983, trainee, Party school, Guangzhou Railway Administration; Jan. 1983 - Dec. 1995, office secretary, consultant, section chief, Guangzhou Railway Administration; Jan. 1996 - Mar. 2004, office director of SPG; Mar. 2004 till now, Vice Director of Office of the Supervisory Committee. From Jun. 2004, he took the post of supervisor of the Company.

14. Deng Kangcheng: Jul. 1991 - Dec. 1991, technician of Shenzhen Luohu Material Trading Center; Dec. 1991- Mar. 1997, Assistant Engineer, deputy section chief and section chief in Shenzhen Construction Earthwork Mechanical Engineering Company; Apr. 1997 - Sep. 2004, supervisor, vice director and director in Discipline Inspection and Supervision Office of Shenzhen Construction Investment Holdings Corporation; Oct. 2004 till now, deputy director of the Office of Shenzhen Investment Holdings Co., Ltd.. In Jun. 2004, he was elected as supervisor of the Company.

15. Luo Kunquan: Oct. 1987 - Sep. 1990, vice factory director, Guangdong Xingning County Brewage Machinery Factory; Sep. 1990 - Jul. 1993, Manager, Guangdong Xingning County Foreign-Invested Enterprise Resources Company; Aug. 1993 - Dec. 1993, General Manager, Shenzhen Communist Youth Industrial Park Industrial Company; Dec. 1993 - Jun. 1994, Manager of Shenzhen Shenhua Enterprise Company; Jun. 1994 - Nov. 1998, Manager of Shenzhen Shenhua Property Development Company; Nov. 1998 - Dec. 2002, Deputy General Manager of Shenzhen Shenhua Group Company; Dec. 2002 - Dec. 2005, Deputy General Manager of the Company. He took the post of Standing Deputy General Manager of the Company since Dec. 2005.

16. Luo Zichao: Oct. 1984 - May 1993, assistant, office director, chief assistant, Shenzhen Design & Decoration Engineering Company; May 1993 - Jul. 2003, General Manager and Vice Secretary of the CPC Committee in Shenzhen Design & Decoration Engineering Company; May 1999 - Jul. 2003, General Manager, Shenzhen Construction Engineering Contractor Corporation; May 1999 - Jul. 2002, Chairman of the Board, Shenzhen Architectonic Industrial Co., Ltd.; he took the post of Deputy General Manager of the Company since Jul. 2003.

17. Song Gongli, male, the Han nationality, party member of CPC, master degree. He was born in Changgeng, Henan in June 1956. He ever took the posts of officer and Senior Staff Member of budget office in Guizhou Provincial Department of Finance, of Principal Staff Member of Economic Development Bureau of Shenzhen Municipality Office, of Deputy Manager in Shenzhen Foreign Trade Investment Corporation, of Deputy Division Chief of Travel Service and Division Chief of Planning & Financial Division in Shenzhen Trade Development Bureau, of Director General in Shenzhen Travel Bureau Quality Supervision Institute; of the Principal in charge of Financing, Head of Enterprise Management Dept, Director of the Office and Assistant President in Shenzhen Trade Investment Holding Corporation, of Director of the Office in Shenzhen Investment Holdings Co., Ltd. Since Aug. 2006, he acted as the post of Deputy GM of the Company.

18. Yang Jiayong, male, the Han nationality, party member of CPC, master degree, economic engineer. He was born in Maoming, Guangdong in Nov. 1972. He ever took the posts of Assistant Economic Engineer, Assistant Manager of HR Dept. in Shenzhen Tonge (Group) Co., Ltd, of Director of the Office, Secretary of Party General Branch, Manager of HR Dept. and Assistant GM in Shenzhen Cities Construction Investment Development Corporation, of Director of the Office and Assistant GM in SPG, of GM and Secretary of Party General Branch in Shenzhen SPG Tariff Free Trade Co., Ltd. Since Jul. 2006, he acted as the post of Deputy GM of the Company.

19. Chen Ji: Jul. 1995 - Jul. 1996, secretary in charge of the Comprehensive Office, Tonge Truck Transportation Company; Jul. 1996 - Mar. 2001, secretary of the CPC Office in Shenzhen Construction Investment Holdings Corporation; Mar. 2001 - Dec. 2002, director of the CPC Office of Shenzhen Urban Construction Investment Development Company; Dec. 2002 till now, he took the posts of Secretary of the Board, Director of the Board Office of the Company and office director.

III. Annual remunerations

Annual payment system had been introduced into the rewards for directors, supervisors and senior executives, of which the salaries for Chairman of the Board and General Manager had been checked and set by relevant municipal sections, while those for other senior executives had been set according to relevant systems of the Company.

Name	Position	Gender	Age	Office term	Total payment drawn from the Company in the report period (RMB'0000)	Drawing payment from the shareholding companies or other related parties or not (Yes / No)
Shao Zhihe	Chairman of the Board	Male	56	Dec. 28, 2002 till now	30.53	No
Guo Hongzhuang	Director, GM	Male	48	Sep. 8, 2006 till now	12.72	No
Zhuang Chuanghui	Chairman of the Supervisory Committee	Male	52	Jan. 28, 2003 till now	30.53	No
Xu Zhenhan	Director	Male	53	Jan. 28, 2003 till now	0	Yes
Peng Naidian	Director	Male	57	Sep. 28, 1996 till now	24.43	No
Li Qiusheng	Independent director	Male	43	Feb. 2, 2005 til now	3.6	No
Zong Dechun	Independent director	Male	65	Jun. 28, 2004 till now	3.6	No
Hou Liying	Independent director	Female	52	Jun. 28, 2004 till now	3.6	No
Liu Ying	Director	Female	44	Sep. 8, 2006 till now	0	Yes
Wen Li	Director	Female	37	Sep. 8, 2006 till now	0	Yes
Chen Junyi	Supervisor	Male	49	Apr. 11, 2006 till now	16.18	No
Zhang Xuxi	Supervisor	Male	30	Apr. 11, 2006 till now	14.65	No
Xiong Xingnong	Supervisor	Male	49	Jun. 28, 2004 till now	14.65	No
Deng Kangcheng	Supervisor	Male	39	Jun. 28, 2004 till now	0	Yes
Luo Kunquan	Deputy GM	Male	51	Jan. 28, 2003 till now	24 43	No
Luo Zichao	Deputy GM	Male	46	Aug. 12, 2003 till now	24.43	No
Song Gongli	Deputy GM	Male	50	Aug. 21, 2006 till now	10.18	No
Yang Jiayong	Deputy GM	Male	34	Aug. 21, 2006 till now	12.21	No
Chen Ji	Secretary of the Board	Male	34	Jan. 28, 2003 till now	18.31	No
Total					244.05	

Xu Zhenhan, Liu Ying and Wen Li, the director of the Company, Deng Kangcheng, the supervisor of the Company, drew their salaries from shareholding companies, not from the Company.

Annual allowance for each independent director in 2006 was RMB 36,000 (tax included), and they received no other rewards besides this from the Company.

IV. Particulars about leaving post, engaging and dismissing

1. In the report period, directors, supervisors and senior executives leaving his post are as follows: (1) Yang Shaojia, the independent director of the Company, and Xie Guangliang, the director of the Company, no longer took their positions for the expiration of their office term; (2) Wu Zhiyong and Lin Huimei, the supervisor of the Company, no longer took the post of supervisor for the expiration of their office term; (3) Shen Yuesheng, the deputy general manager of the Company, resigned from such post for individual reason.

2. In the report period, the Company newly added directors, supervisors and senior executives as follows, director: Guo Hongzhuang, Liu Ying and Wen Li; supervisor: Chen Junyi and Zhang Xuxi; senior executives (deputy GM): Song Gongli and Yang Jiayong.

V. The number of employees, professional/occupational composition, education background and retired employees

By the end of the year 2006, the Group had totally 2323 employees, including 1355 production personnel, 51 sales personnel, 489 technicians, 117 financial personnel and 311 administrative personnel. Among them, 221 undergraduates or above, 263 graduated from 3-years regular college, 297 from technical secondary school, 1542 from senior high school or below. The Company had 275 retirees.

Section VI. Corporate Governance

I. Actual status of corporate governance

In accordance with the requirements of Company Law, Securities Law, Administrative Rules for Listed Companies and Stock Listing Rules of Shenzhen Stock Exchange and other laws and regulations, the Company continuously perfected its corporate governance, standardized its operation, and actively established and amplified modern enterprise system. In the report period, the Company strictly carried out the spirit of new Company Las and Securities Law, and revised such standardization documents as the Articles of Association of the Company, Rules of Procedure for the Shareholders' General Meeting, Rules of Procedure for the Board of Directors and Rules of Procedure for the Supervisory Committee timely, which provided the strong safeguard for perfecting corporate governance and standardizing operation. Meanwhile, the Company also paid attention to the internal controlling system to perfect the structure of business process and management and supervision system actively.

1. Shareholders and Shareholders' General Meeting: preparations and holding of the shareholders' general meeting and disclosure of the meetings were carried through normatively in line with the regulations; all shareholders were on an equal footing and could fully exercise their legal rights.

2. Directors and the Board of Directors: preparations and holding of the Board meeting and disclosure of the meetings were carried through normatively in line with the Articles of Association of the Company and Rules of Procedure for the Board of Directors; the Board of Directors could normally exert its decision-making right. All directors and independent directors could perform their obligations in an honest and diligence manner.

3. Supervisors and the Supervisory Committee: the members composing of the Supervisory Committee are reasonable. The Supervisory Committee conducted the supervision and inspection for the significant events of the Company strictly in accordance with the Rules of Procedure for the Supervisory Committee, and exert its supervision right effectively and brought its supervision function into full play.

4. Information Disclosures: the Board of Directors seriously performed information disclosure obligations strictly according to the relevant laws and regulations and the Articles of Association of the Company, and could publish all significant information in true, accurate, complete and timely manner.

II. Implementation of duties of independent directors

In the report period, the Company's independent directors fully performed their duties regulated in the laws and the Articles of Associations, seriously examined all proposals and expressed independent opinion on the following matters such as engaging and dismissing of senior executives and election of newly-added directors, did not propose objection to any proposals. Of which, independent director Mr. Li Qiusheng and Zong Dechun took part in examination and voting of all proposals examined by all Board meetings held by means of field voting; independent director Hou Liying took part in examination and voting of proposals examined by all Board meetings held by means of field voting except that she entrusted other director to vote on her behalf due to business for two times.

III. The Company was independent from the controlling shareholders in business, personnel, assets, organization and financing of the Company, possessed independent operation capabilities facing market.

1. Business: The Company possessed independent production, supply and distribution system;

2. Personnel: the Company was absolutely independent in management of labor, personnel and salaries from the controlling shareholders. All the senior executives of the Company took no office title concurrently and received no remunerations from the Shareholder Company.

3. Assets: The Company possessed independent and integrated assets and the property of the Company is transparent.

4. Organization: The Board of Directors and the Supervisory Committee operated independently. There existed no superior-inferior relationship between the controlling shareholder and its function department and the Company.

5. Financing: the Company has independent financial department, independently accounted and paid taxes according to the law. The Company established a complete set of accounting systems and financial accountng system and financial administrative systems. The Company opened independent bank accounts.

IV. The equity encouragement plan to senior executive of the Company was preparing.

Section VII. Particulars about the Shareholders' General Meeting

I. The 1st Extraordinary Shareholders' General Meeting 2006: the Company held the 1st extraordinary shareholders' general meeting 2006 at 9:30 am of Apr. 11, 2006. The relevant public notice on resolutions was published in China Securities Journal and Ta Kung Pao and website appointed by CSRC dated Apr. 12, 2006.

II. The 2nd Extraordinary Shareholders' General Meeting 2006: the Company held the 2nd extraordinary shareholders' general meeting 2006 at 9:30 am of Sep. 8, 2006. The relevant public notice on resolutions was published in China Securities Journal and Ta Kung Pao and website appointed by CSRC dated Sep. 9, 2006.

III. The Annual Shareholders' General Meeting 2005 (the 14th Shareholders' General Meeting): the Company held the annual shareholders' general meeting 2005 (the 14th shareholders' general meeting) at 9:30 am of June 30, 2006. The relevant public notice on resolutions was published in China Securities Journal and Ta Kung Pao and website appointed by CSRC dated July 2, 2006.

Section VIII. Report of the Board of Directors

I. Analysis on overall operation in the report period

(I) Discussion and Analysis of the Management

The Year 2006 is deepen year of macro-control for the Company in the real estate industry. Under the general environment that the growing speed of industry development slowed step by step and the industry competition was fierce day by day, the whole Group developed the spirit of "solidify, work hard, strenuous and promising", surrounded two keys of the operation work and construction of spiritual civilization, exert ourselves two re-establishments promotion such as enterprise brand benefit and enterprise spirit, insisted on constructing the harmonious enterprise and sustainable development way, and each task of the Company went to a new step and showed a good development situation. In 2006, the development and property management of the real estate industry, the main operation of the Company, gained the enhancement, the basic financing continued to straighten up, the enterprises under the Company done well in the turn loss into gain, the issues left over from history were settled, the management level and supervision function obtained the intensification, the cost reduced continually, the brand benefit and enterprise image has upgrade, the enterprise spirit civilization construction was strengthened. The atmosphere of "solidification, harmonious and advancement" has came into being primarily.

(II) Overall operation

In 2006, the Company realized income from main operation amounting to RMB 990.89 million, with an increase of RMB138.75 million compared with RMB 852.14 realized in the same period of previous year, as well as growing range of 16.28%; achieved total profit amounting to RMB 20.45 million, an increase of 85.74% compared with RMB 11.01 million realized in the same period of previous year; realized net profit amounting to RMB 19.26 million, an increase of RMB 12.1 million compared with the same period of previous year, as well as growing range of 59.17%.

The increase or decrease of main operations is as follows:

(1) The sales income from real estates industry, the core industry of the Company, was RMB 598.35 million, up 12.67% compared with RMB 531.06 million realized in the same period of last year, which was mainly because that the headquarters of SPG achieved the sales income of RMB 543.06 million, of which got RMB 194.03 million, RMB 199.25 million, RMB 123.22 million and RMB 26.56 million from the sales of Yitai Building, BiTongHai Garden, Star Lake Garden and former building.

(2) Income from housing lease was RMB 45.45 million, a decrease of 17.93% compared with RMB 55.38 million realized in the same period of last year, which was mainly due to decrease of leasing areas.

(3) Income from construction fixing was RMB 177.03 million, an increase of RMB 78.58 million, namely up 79.82% compared with RMB 98.45 million realized in the same period of last year, which was mainly because the income from construction of Zhentong Company (the company under the Company) has increase by a big margin.

(4) Income from property management, hotel & dietetic service and other industries have increase a few over the same period of last year. Income from commodity communication industry has decrease by 34.02% compared with the same period of last year, which was mainly because that Bonded Trade Co., Ltd. (the company under the Company) stopped to operate the import & export in Aug. 2006.

II. Scope of main operation and status

1. The Company belongs to real estate industry and is engaged in the development of real estate and sales of commercial house, lease and management of property, construction decoration and fixing, retail and trade of commodities and hotel and dietetic service.

2. Particulars about composing of income from main operations and profit from main operations classified according to industry:

Industries	Operating income		Operating cost		Operating gross profit	
	2006	2005	2006	2005	2006	2005
Development real estate	598,353,091.09	531,061,153.71	594,599,961.34	451,687,250.23	3,753,129.75	79,373,903.48
Income from lease of housing	45,452,221.21	55,377,640.94	29,457,622.86	27,312,385.67	15,994,598.35	28,065,255.27
Construction fixing	177,026,747.42	98,446,923.89	166,024,854.99	92,404,217.83	11,001,892.43	6,042,706.06
Property management	75,360,126.32	64,047,096.58	68,968,715.53	57,260,870.63	6,391,410.79	6,786,225.95
Travel, hotel meal service	28,153,786.53	25,577,582.81	14,963,656.43	14,966,455.12	13,190,130.10	10,611,127.69
Commodity circulation	60,798,063.27	92,151,416.61	59,762,591.59	91,170,799.58	1,035,471.68	980,617.03
Other	10,749,967.90	7,320,366.38	2,987,216.54	980,709.33	7,762,751.36	6,339,657.05
Internal offsetting	(5,000,000.00)	(21,840,982.71)	(10,949,751.54)	(7,374,075.12)	5,949,751.54	(14,466,907.59)
Total	990,894,003.74	852,141,198.21	925,814,867.74	728,408,613.27	65,079,136.00	123,732,584.94

3. Particulars about composing of income from main operations and profit from main operations according to areas:

Items	Operating income		Operating cost		Operating gross profit	
	2006	2005	2006	2005	2006	2005
Domestic	995,148,841.18	848,778,358.29	936,764,619.28	717,283,119.12	89,564,221.90	131,495,239.17
Overseas	745,162.56	25,203,822.63	-	18,499,569.27	745,162.56	6,704,253.36
Internal offsetting	(5,000,000.00)	(21,840,982.71)	(10,949,751.54)	(7,374,075.12)	5,949,751.54	(14,466,907.59)
Total	990,894,003.74	852,141,198.21	925,814,867.74	728,408,613.27	65,079,136.00	123,732,584.94

III. Operations achievements (the consolidated statement) of wholly-owned affiliated company and shareholding company

Names of companies	Business scope	Income from main operations (RMB)	Total profit (RMB)	Net profit RMB)	Registered capital (RMB'0000)
Shenzhen Petrel Hotel Co, Ltd.	Hotel Service	28,153,787	-3,593,896	-3,593,896	3000
Shenzhen Property Management Co., Ltd.	Property management service	86,929,724	-17,198,486	-17,640,601	725
Shenzhen Zhentong Engineering Co, Ltd.	Fixing and maintenance of projects	173,518,894	-1,763,848	-1,763,848	1000
Shenzhen SPG Mini-bus Rent Co., Ltd.	Rent of mini-bus	4,150,297	-357,386	-452,112	1029
Shenzhen SP Bonded Trade Co., Ltd	Import & Export trade and bonded business	60,798,063	-742,055	-742,055	500
Shenzhen Special Economic Zone Real Estate (Group) Guangzhou Real Estate Co., Ltd.	Development and operation of real estate	220,000	24,653	2,226	2000
Xin Feng Property Co., Ltd.	Investment and holding	53,112,520	1,476,982	1,097,652	HKD100
Xin Feng Enterprise Co., Ltd.	Investment, management, and consultancy	3,083,233	-16,175,442	-16,175,442	HKD100
Shenzhen Huazhan Construction Supervision Co., Ltd.	Construction and supervision	3,507,853	152,273	152,273	800

IV. Main suppliers and customers

Unit: RMB'0000

Total amount of purchase of the top five suppliers	4,082.16	Proportion in the total amount of purchase	4.12%
Total amount of sales of the top five sales customers	3,685.71	Proportion in the total amount of sales	6.83%

V. Problems, difficulties, and dissolution plans in operation

1. Operation problem and difficulty: (1) the operation of auxiliary industry is hard, the profit capability still need to strengthen. This year, the profit capability of enterprises under the Company has improved, but still stayed in the situation of low-interest in the whole, especially such enterprises as the construction of project and hotel, their competition ability and self-development ability await further upgrade.

(2) The limited resource reserve and the smaller development scale, and the development program of main operations are put off as a whole. Owing to the lack of land reserve, the on-building project is on the low side. In the year 2006, the Company made the effort to find land, but did not obtain progress due to many reasons, the main operation of the Group faced the problem of sustainable development.

(3) The single financing channels and the limited self-owned funds. The Company's financing mainly relied on mortgage loan with the difficult in increase of financing scale. Being under the control of history issues, the Company's self-owned funds were hard to plenitude by self-accumulation during the short term, so as to limit the ability obtaining resource.

(4) The lack of resource integration capacity and marking capacity. Especially, in the respect of innovation of product conceptual, launch of market hot spot and realization of integration marketing, the Company has fallen behind. In the respect of value create of product development, the function value was strong, while the create capacity of investment value and brand service value was short, thereby, the market calling of brand was lack.

2. Proposed solutions for the above problem and difficulty:

(1) Break through the former management system of parent-subsidiary company, upgrade independent living ability, enhance independent operation, initiate a new aspect of independent development, (2) slow not where we may quick, breakthrough bottleneck of project development to step up efficiency level and benefit level of main operation; (3) quicken financing capacity innovation, breakthrough capital bottleneck, advance resource reserve capacity; (4) Reinforce management, increase income and cut expense, to perform overall budget management; (5) reinforce the integration marketing capacity of enterprise and train enterprise brand.

VI. Investment

1. In the report period, the Company had no raised proceeds, nor raised proceeds lasting to the report period.

2. Investment with non-raised proceeds

Unit: RMB'0000

Name of projects	Amount of projects	Rate of progress of projects	Income from projects
BiTonghai Garden		Joining partnership in Aug. 2005	Switching back sale income of RMB 199257600, as well as gross profit 62,916,300
Star Lake Garden		Joining partnership in Aug. 2005	Switching back sale income of RMB 123,222,200, as well as gross profit 39,053,100
Di Jing Ming Garden of East Lake	11,903.89	Planning Permit for Using Land for Construction Purposes obtained	Not settled
Yitai Center		Joining partnership in 2006	Switching back sale income of RMB 194,028,400, as well as gross profit -105,856,000
The 6th -9th phase of Jinye Island International Garden	2208.89	Development by stages	Not settled
The3# Building phase of Star Lake Garden	42	Construction in preparation	Naught
Whampoa Garden	8108.67	The projects have been accomplished basically at the end of 2006, Equipments testing had been ready for check and accepting.	Not settled
Total	22263.45	-	-

VII. In the report period, analysis on financial status and operating results

(I) Analysis of financial status

Change in balance sheet year-on-year

Items	Dec. 31, 2006		Dec. 31, 2006		Growing percentage point of proportion in total assets
	Amount (RMB)	Proportion in total assets (%)	Amount (RMB)	Proportion in total assets (%)	
Total assets	2,391,441,694.13	100.00	2,280,306,748.29	100.00	
Current assets	1,962,753,348.99	82.07	1,827,889,548.67	80.16	1.91
Monetary fund	461,311,146.09	19.29	310,856,949.28	13.63	5.66
Short-term investment			1,704,214.79	0.07	- 0.07
Accounts receivable	18,956,883.97	0.79	30,691,905.02	1.35	- 0.55
Other receivables	170,653,648.78	7.14	128,507,309.91	5.64	1.50
Accounts in advance	7,560,118.78	0.32	11,667,789.13	0.51	- 0.20
Subsidiary receivable			4,186,557.27	0.18	- 0.18
Inventory	1,286,967,699.69	53.82	1,326,105,743.84	58.15	- 4.34
Deferred and prepaid expenses	17,303,851.68	0.72	14,169,079.43	0.62	0.10
Long-term equity investment	160,073,275.68	6.69	164,643,553.06	7.22	- 0.53
Long-term credit investment	82,545,764.62	3.45	85,093,435.25	3.73	- 0.28
Net – fixed assets	185,930,271.90	7.77	201,703,682.02	8.85	- 1.07
Construction work in progress					-
Intangible assets and other	139,032.94	0.01	976,529.29	0.04	- 0.04
					-
Current liabilities	1,229,137,438.54	51.40	1,110,811,956.98	48.71	2.68
Short-term loan	165,424,900.00	6.92	291,474,378.56	12.78	- 5.86
Accounts payable	33,911,509.50	1.42	45,093,987.01	1.98	- 0.56
Advance receivable	285,510,034.84	11.94	302,259,671.44	13.26	- 1.32
Salary payable	16,166,492.29	0.68	16,517,761.36	0.72	- 0.05
Welfare payable	12,842,325.58	0.54	10,506,303.98	0.46	0.08
Dividend payable			-	-	-
Tax payable	4,313,435.83	0.18	8,295,637.00	0.36	- 0.18
Other unpaid expenses	162,194.22	0.01	187,356.70	0.01	- 0.00
Other payables	500,790,212.81	20.94	315,966,218.35	13.86	7.08
Accrual Expense	100,016,333.47	4.18	94,010,642.58	4.12	0.06
Long-term liabilities due with one year	110,000,000.00	4.60	26,500,000.00	1.16	3.44
Total long-term liabilities	85,796,326.59	3.59	130,659,024.96	5.73	- 2.14
Long-term loan	65,000,000.00	2.72	110,000,000.00	4.82	- 2.11
Long-term accounts payable	20,796,326.13	0.87	20,659,024.96	0.91	- 0.04
Total liabilities	1,314,933,765.13	54.98	1,241,470,981.94	54.44	0.54

The composing of balance sheet is going to become rational day by day, the quality of assets had a little improving, the ratio of debts to assets of 54.98% stayed in the lower level in the same industry, the financial status was in steadiness, which provided the solid foundation for the sustaining development of the Company.

Explanation on change of each item:

(1) Monetary fund was RMB 461.31 million, an increase of RMB 150.45 million compared with RMB 310.86 million realized in the same period of last year, with the growing range of 48.4%, which was mainly because of net cash arising from operating activities.

(2) Accounts receivable has decreased by 38.19%, which was mainly because that the Company received the part of accounts receivable in the report period.

(3) Increase of other receivables was mainly because that Xinfeng Enterprise and Shantou Hualin Company paid un-drawn funds to the Company.

(4) Decrease of inventory was mainly because that the house selling cost was more than input in 2006.

(5) Increase of deferred and prepaid expenses was mainly due to increase of income tax of house funds from receivable in advanced.

(6) Decrease of reserve for impairment of fixed assets was mainly because that reserve for impairment withdrew due from switching back of value recovery of housing or building.

(7) Decrease of short-term loan was mainly because the Company borrowed RMB 80 million from Shenzhen Investment Holding Co., Ltd. instead of Shenzhen Construction Group – Financial Company.

(8) The balance of accounts payable as at the end of period has decreased by 24.79% compared with the period-being, which was mainly because the Company paid engineering funds in the report period.

(9) The balance of other payables as at the end of period was RMB 500.79 million, up 58.49% over the last year, which was because that conversion-in amounts from loans, projects and deposit of owner and others.

(10) Change in long-term loan is as follows: two long-term loans of RMB 110 million from Rural Credit Cooperatives borrowed by the Company were transferred in long-term liabilities due within one year in 2007, and the Company added two long-term loans of RMB 65 million in the report period.

(II) Analysis of operating results

1. In 2006, the Company realized the profit from main operations amounting to RMB 17.65 million, which has decreased by a big margin compared with RMB 85 million realized in the same period of last year; the profit margin on main operations was 4.78%, a decrease of 5.19% compared with 9.97% realized in the same period of last year, which was mainly because the gross profit ratio of real estate industry of 0.63% has decreased by a large margin compared with the same period of last year. The essential reasons are as follows: the Company carried forward the income from Yitai Building amounting to RMB 194.03 million, corresponding, carried forward the cost amounting to RMB 299.88 million, as well as gross profit ratio of -35.3%. Yitai Building is the problems left over by history with such disadvantage as high historical accumulative cost, imperfect geographical environment and sale price lower than cost. The Company withdrew the reserve for falling price of inventories on Yitai Building in the year 1998 and 2001, corresponding, wrote off reserve for falling price of inventories withdrawn over the previous years amounting to RMB 176.64 million.

2. Administrative expense was RMB -89.04 million in the report period, which has decrease by a big margin compared with RMB 66.4 million used in the same period of last year, which was mainly because that wrote off reserve for falling price of inventories withdrawn over the previous years amounting to RMB 178.35 million when Yitai Building was sold in 2006 (the reserve for falling price of inventories written off in the last year is RMB 56.02 million).

3. Financial expense

Item	Year 2006	Year 2005
Interest expenditure	23,071,544.77	32,310,316.47
Minus: interests income	4,245,461.40	3,162,400.48
Exchange loss	13,956,542.60	9,639,857.28
Minus: exchange gains	2,386,732.58	3,379,743.97
Other	790,751.74	962,079.65
Total	31,186,645.13	36,370,108.95

The financial expense as of this report period has decreased by 14.24% compared with the last period, which was mainly because that net exchange loss has increased by RMB 4.32 million due to fluctuations in exchange rates as of this report period, corresponding, the interest expenditure has decreased by RMB 9.24 million.

Investment income as of this year has decreased by a larger margin compared with the last year, which was mainly because of income obtained from equity and debt investment of RMB 46,507,481.54 of Haerbin Jianfeng Technology Development Company, Jilin Pharmaceutic Co., Ltd. and Shenzhen Bamboo Garden Enterprise Co., Ltd. transferred by the Company.

4. Investment income amounted to RMB 3.6 million, which has decreased by a big margin compared with the same period of last year, the details are as follows:

Items	Year 2006	Year 2005
Income from stock investment	4,519,295.90	69,753.49
Profit distributed by affiliated company and associated enterprises	1,559,962.49	1,660,097.38
Adjustment of equity of unconsolidated company	(1,104,150.84)	(1,278,060.58)
Amortization of equity investment	(1,397,348.64)	(1,397,348.64)
Income from disposal of equity and debt investment	-	46,507,481.54
Withdrawing long-term reserve for impairment of long-term investment	-	(3,069,704.88)
Other investment income	26,954.26	4,044,175.16
Total	3,604,713.17	46,536,393.47

5. Non-operating expense

Items	Year 2006	Year 2005
Three-system Reformation Economic Compensation funds*1	37,410,074.07	-
Expenditure of contractual fine and penalty	157,089.23	197,933.89
Losses due from lawsuit and arbitration	3,291,150.94	1,164,150.94
Net loss from disposal of fixed assets	167,335.28	1,385,716.78
Switching back of reserve for impairment of fixed assets	(1,268,763.04)	-
Donation expenditure	34,000.00	69,000.00
Other	495,025.56	81,473.49
Total	40,285,912.04	2,898,275.10

Non-operating expense as of this year has increased by a big margin compared with the last year, which was due to three-system reformation economic compensation funds as of this year of RMB 37.41 million, for which on the basis of the Opinion on Further Standardizing Labor Relationship in State-owned Enterprises (Shen SASAC [2006] No. 358) and the Circular on Doing Well and Deepen the Reform of Labor and Personnel Distribution System in State-owned Enterprises (Shen SASAC [2006] No. 359) issued by SASAC of Shenzhen Municipality, Labor and Social Security Bureau of Shenzhen Municipality, and Bureau of Personnel of Shenzhen Municipality, the Company came to an agreement with the staff, and agreed the staff dismissing the labor contract with the Company to withdraw the economic compensation in accordance with the provisions.

6. Net cash flow arising from operating activities was RMB 175.12 million, a decrease of RMB 91.15 million compared with RMB 266.27 million realized in the same period of last year, which was mainly because that cash received from selling commodities and providing labor services amounted to RMB 985.88 million, an increase of RMB 45.56 million compared with RMB 940.32 million realized in the same period of last year, by 4.85%; cash paid for purchasing commodities and receiving labor service amounted to RMB 715.4 million, an increase of RMB 215.52 million compared with RMB 499.88 million realized in the same period of last year, by 43.11%. The growth range of cash inflow arising from operating activities was far less than one of cash outflow, thus, the Company's cash flow arising from operating activities showed a bad tendency over the last year. But the whole net increase of cash flow of RMB 144.54 million has increased by RMB 38.21 million compared with RMB 106.33 million realized in the same period of last year, with growing range of 35.97%, which was mainly because that bank loan returned by the Company was less than the same period of last year. In the whole, the Company's cash flow showed a good tendency, which is beneficial to development of the Company for the future.

VIII. The Company's outlook for the future development

The year 2007 is a struggle year that the Company quickened its development speed and promoted its raise. The uncertain influence from macro-control of real estate is main factor that the Company's operation environment gets direct impact, the Company will persist in market and benefit as guidance, in line with the guideline of "tamping foundation, standardizing management and slow not where we may quick", take to enlarge scale of main operation, perfect management and control system, convert operation mechanism and intensify implementation enforce as keys, deeply develop the activity of "development of management year", further enhance the competition capacity of the Company, strive to achieve the system innovation and new breakthrough of operation performance, which set a new aspect for SPG Group into the good roll development.

(I) To set up and perfect management control system, optimize management flow, tamp management foundation, improve run efficiency. Firstly, to build management and control system according with the fact in all around, the Company will further determine the key management relationship, partition of right and responsibility and key management flow with headquarter of the Group as well as each enterprise, advance the pertinence to business field, organization structure, so as to reach to an effect of enhancement of integration of resources. Secondly, to build and perfect each business flow in all around, the Company will take the flow management as creed to promote the improvement of integration management level, turn the effort and result that the Company upgrades management capacity as the system, establish standard for each operation management activity; highlight stress field, absorb some lesson in the recent years, reinforce quality management, progress management, cost management and marketing management, so at to promote the improvement of operation capacity of main operation.

(II) To slow not where we may quick, breakthrough bottleneck of project development to step up efficiency level and benefit level of main operation. In 2007, the main operation developed by the Group will stay in the investment phase of reproduction cycle, new development projects will be increased and investment scale will be enlarged, besides project of Shantou Jiyedao, the 3rd phase of Star Lake Garden, Di Jing Ming Garden of East Lake and dragon-phoenix villa will star formally.

The following investment projects will be planned to construct in 2007:

Name of project	Type of project	Station of project	Total investment
3# building of Star Lake Garden	High-rise Residential building	Within Nigang village of Shenzhen	RMB 25 million
Dragon-Phoenix Villa	Multi-Story Residential building, High-rise Residential building	Xinsheng Village, Longgang District	RMB 490 million
Di Jing Ming Garden of East Lake	High-rise Residential building	The cross of Buxin Road and Aiguo Road, Shenzhen	RMB 30 million
Shantou Jiyedao International Garden	Villa and Multi-Story Residential building and Less High-rise Residential building	Sea area of Xinjin River, Shantou City	RMB 70 million
Shantou Xinfeng Building	undecided	The cross of Zhongshan Road and Longyan South Road, Shantou	undecided

(III) To quicken financing capacity innovation, breakthrough capital bottleneck, advance resource reserve capacity. (1) to solid and innovate the financing channels, upgrade resource acquirement capacity; (2) to pay attention to grasp opportunity to increase resource reserve; (3) to change conception and increase reserve in the right field.

(IV) Possible changes in accounting policies and estimates subsequent to implementation of new accounting standard and the impact on the Company's financial status and financial performance

1. Analysis on difference in shareholders' equity calculated between the current accounting standard and the new accounting standard on Jan. 1, 2007, the day of the first time adoption of accounting standard for business enterprises

Item	Note	Title	Amount
		Shareholder's Equity as at Dec.31, 2006 (current Accounting Standards)	1,093,956,870.51
1		Balance of long-term equity investment	-
	2	Of which: balance of long-term equity investment formed in the merger of an enterprise under the same control	(1,503,986.27)
		Credit balance for long-term equity investment calculated based on equity method	-
2		Investment real estate measured based on fair value model	-
3		Depreciation over the past years supplemental withdrew due to dismantling cost of assets	-
4		Employee termination indemnity according with projected liability	-
5		Share based payments	-
6		Reorganization obligation according with projected liability	-
7		Business Combinations	-
		Of which: Book value of goodwill formed in the merger of an enterprise under the same control	-
		Reserve for impairment of goodwill withdrawn based on new accounting standards	-
8		Financial assets measured in line with fair value and its change amounts was recognized in profit or loss of current period and available-for sale financial assets	-
9		Financial liability measured in line with fair value and its change amounts was recognized in profit or loss of current period	-
10		Equity increased due to division of financial instruments	-
11		Derivative financial instruments	-
12	3	Income Tax	30,433,178.19
13	4	Minority interests	-12,705,986.19
14		Other	-4,960,550.27
		Shareholder Equity as at Jan. 1, 2007 (New Accounting Standard)	1,106,698,232.00

(1) The balance of long-term equity investment formed in the merger of an enterprise under the same control

In accordance with the provision of Accounting Standard for Business Enterprise No. 20 – Business Combinations, on Jan. 1, 2007, the debt balance of long-term equity investment unamortized formed in the merger of an enterprise under the same control amounting to RMB 1,503,986.27 would be written off in total, corresponding, the retained income would be deceased by RMB 1,503,986.27, of which, the owners' equity under the Company would be decreased by RMB 1,503,986.27.

(2) Income tax

In accordance with the provision of Accounting Standard for Business Enterprise No. 18 – income tax, on Jan. 1, 2007, the Company retroactively adjusted the effect of the temporary difference between the book value of asset and liabilities and its tax base on the income tax, and adjusted the retained income according to the said effect amount. Hereby, the effect amount of the book value of asset less than its tax base and the book value of liabilities more than its tax base on the income tax formed due to reserve for bad debt, reserve for falling price of inventory and accrued expense amounting to RMB 20,713,660.69 was adjusted into the retained income, of which, the owners' equity under the Company would be increased by RMB 20,713,660.69.

In accordance with the provision of Accounting Standard for Business Enterprise No. 18 – income tax, on Jan. 1, 2007, the Company retroactively adjusted the effect amount which can be deducted pursuant to the tax law in the future years on the income tax, and adjusted the retained income according to the said effect amount. Hereby, the effect amount which can be deducted on the income tax amounting to RMB 10,980,628.58 was adjusted into the retained income, of which, the owners' equity under the Company would be increased by RMB 9,719,517.50, and the owners' equity of minority interests would be increased by RMB 1,261,111.08.

(3) Minority interests

In accordance with the provision of Accounting Standard for Business Enterprise No. 33 – Consolidated financial statement, the minority interest was separate presented according to the current accounting standard, while it was presented by minority interests under owners' equity in the consolidated balance sheet according to the new accounting standard. Thus, the minority interest of RMB 17,448,941.51 as at Jan. 1, 2007 was recorded into shareholders' equity, at the same time, owners' equity of minority interests increased of RMB 1,261,111.08 was also listed under shareholders' equity.

According to the regulations of Accounting Standard for Business Enterprises No. 33 - Consolidated financial statements, parent company should take all its subsidiaries in the consolidation scope of consolidated financial statements. On Jan. 1, 2007, the Company took the financial statements of subsidiaries into consolidation scope, which increased RMB 3,481,844.24 belonged to minority shareholders' equity. While financial statements of subsidiaries were not taken into the consolidation scope in current policies. (4) Others According to the regulations of Accounting Standard for Business Enterprises No. 33 - Consolidated financial statements, parent company should take all its subsidiaries in the consolidation scope of consolidated financial statements. On Jan. 1, 2007, the Company took the financial statements of subsidiaries into consolidation scope, while financial statements of subsidiaries were not taken into the consolidation scope in current policies. Owing to the subtractive net assets of some special subsidiaries, retained income for RMB 4,960,550.27 was increased, including decrease of owns' equity belonged to parent company for RMB 4,960,550.27.

2. Possible changes in accounting policies and estimates subsequent to implementation of new accounting standard and the impact on the Company's financial status and financial performance

(1) In accordance with the provision of Accounting Standard for Business Enterprise No. 2 – Long-term equity investment, the long-term equity investment of subsidiary shall be measured based on equity method under the current accounting standard, while it shall be measured based on cost method under the new accounting standard, as a result, the impact on the current investment income of the parent company due to operating loss of subsidiary shall be reduced. There is no influence on the Company's consolidated statement due to change of such accounting policies.

(2) In accordance with the provision of Accounting Standard for Business Enterprises No. 3 – Investment properties, the investment properties shall be measured as inventory under the current accounting standard, while it shall be measured as investment properties based on cost method according to the new accounting standard. There is no influence on the Company's profit and shareholders' equity due to change of such accounting policies.

(3) In accordance with the provision of Accounting Standard for Business Enterprises No. 18 – Income tax, the Company shall change accounting treatment of income tax from the former taxes payable method under the current accounting standard to balance sheet approach. The difference

between the book value of the asset or liability and its tax base, the deferred income tax asset or the deferred income tax liability shall be determined according to these Standards, the deferred income tax assets and deferred income tax liabilities recognized shall be recorded in the income tax expenses, as a result, the possible influence on the income tax expenses of the current period shall be occurred, corresponding, the Company's profit and shareholders' equity shall be affected.

(4) In accordance with the provision of Accounting Standard for Business Enterprises No. 33 – Consolidated Financial Statement, the minority interests shall be separate presented under item "minority interests" in the consolidated financial statement according to the current accounting standard, while it shall be presented under item "minority interest" under item "shareholders' equity" in the consolidated balance sheet according to the new accounting standard. The net profit in the consolidated financial statement consists of minority interest, and consolidated net assets also consist of minority interest. Such change shall affect the calculation standard of shareholders' equity and profit.

IX. Routine work of the Board of Directors

(I) In the report year, particulars about meeting of the Board and contents of the resolutions

In 2006, particulars about holding of meetings of the Board were as follows:

1. The 1st meeting was held at the meeting room of the Group on Mar. 6, 2006, 6 directors attended the meeting and 1 director entrusted another to vote. The meeting examined and approved the following proposals: Proposal on Reelection of the Board of Directors, Proposal on Holding the 1st Extraordinary Shareholders' General Meeting 2006 and etc.

The resolutions related with the Board meeting were published in China Securities Journal and Ta Kung Pao dated Mar 8, 2006.

2. The 2nd meeting was held on Apr. 11, 2006, 6 directors attended the Board meeting and 1 director were absent from the meeting. The meeting examined and approved the following proposals. Proposal on Electing the Chairman of the 5th Board of Directors, Proposal on Engaging Secretary of the Board and etc.

The resolutions related with the Board meeting were published in China Securities Journal and Ta Kung Pao dated Apr. 12, 2006.

3. The 3rd meeting was held on Apr. 21, 2006, 6 directors attended the Board meeting and 1 director were absent from the meeting. The meeting examined and approved the following proposals: Annual Report 2005 and its Summary, 2005 Profit Distribution Plan and the 1st Quarterly Report 2006 and etc.

The resolutions related with the Board meeting were published in China Securities Journal and Ta Kung Pao dated Apr. 25, 2006.

4. The 4th meeting was held on May 29, 2006, 6 directors attended the Board meeting and 1 director entrusted other director to vote. The meeting examined and approved the following proposals: the Report of the Board of Directors for 2005, Proposal on Engaging Certified Public Accountants, Articles of Association of the Company, Rules of Procedure for the Shareholders' General Meeting, Rules of Procedure for the Board of Directors, Proposal on Holding Annual Shareholders' General Meeting 2005 and etc.

The resolutions related with the Board meeting were published in China Securities Journal and Ta Kung Pao dated May 30, 2006.

5. The 5th meeting was held on Aug. 21, 2006, 5 directors attended the Board meeting and 2 directors entrusted other directors to vote, at which examined and approved the following proposals: Interim Report 2006 and its Summary, Proposal on Engaging Senior Executives, Proposal on Additionally Electing Directors, Proposal on Holding the 2nd Extraordinary Shareholders' General Meeting 2006and etc.

The resolutions related with the Board meeting were published in China Securities Journal and Ta Kung Pao dated Aug. 23, 2006.

6. The 6th meeting was held on Sep. 7, 2006, 5 directors attended the Board meeting and 2 directors were absent from the meeting, at which examined and approved the resolution on Jointing Auction of Land Use Right for Plots of G02113-0019, G01064-0259, A104-0111, A412-0045.

7. The 7th meeting was held on Oct. 25, 2006, 7 directors attended the Board meeting and 2 directors entrusted other directors to vote, in which examined and approved the proposal on 3rd Quarterly Report 2006

(II) The Board's implementation of the resolutions made by the Shareholders' General Meeting

1. The Company held the shareholders' general meeting related with the share merger reform of A-share market on Jan. 23, 2006, and successfully implemented the share merger reform plan.

2. The 1st Extraordinary Shareholders' General Meeting 2006 of the Company was held on Apr. 11, 2006, at which examined and approved the proposals such as proposal on reelection of the Board of Directors and proposal on reelection of the Supervisory Committee, and elected new directors and supervisors by means of accumulative voting system.

3. The 14th Shareholders' General Meeting of the Company held on June 30, 2006 had formed such resolutions concerning annual report 2005, the profit distribution plan of 2005, amendment of the Articles of Association and establishing Rules of Procedure for the Shareholders' General Meeting, Rules of Procedure for the Board of Directors, Rules of Procedure for the Supervisory Committee and Reengagement of Certified Public Accountants and so on. Authorized by the Shareholders' General Meeting, the Board had strictly carried out the aforesaid resolutions. In the report period, the Company had no plans of profit appropriation or conversion of public reserve into share capital, nor was there any rationed share or issuance of new share.

4. The 2nd Extraordinary Shareholders' General Meeting 2006 of the Company was held on Sep. 8, 2006, at which examined and approved the proposal on additionally electing directors, and additionally elected 3 directors by means of accumulative voting system.

X. Profit distribution preplan for the year 2006

The Company's financial settlement for the year 2006 has been audited by Shenzhen Nanfang Minhe Certified Public Accountants, as calculated according to Chinese Accounting Standards, the Company's net profit for the year 2006 after auditing was RMB 19,259,485.35, while as calculated according to International Accounting Standards, the Company's net profit was RMB 42,069,000. Thus, the profit available for distribution for the year 2006 was RMB -1,022,454,478.17. In accordance with the relevant rules and the regulations of the Articles of Association of the Company, there was no profit distribution condition, thus, the Board of Directors decided that the Company would not distribute profit for the year 2006 after discussion.

XI. The newspapers chosen by the Company for information disclosure remained unchanged, namely China Securities Journal (domestic) and Ta Kung Pao (overseas).

XII. Special explanation of independent directors on the Company's guarantee and performing the regulations of Circular Concerning Some Issues on Regulating the Funds between Listed Companies and Associated Parties and Listed Companies' Provision of Guaranty to Other Parties and independent opinions

We checked and approved the external guarantee, capital occupied by related parties disclosed in Annual Report 2006 and Financial Report of SHENZHEN Special Economic Zone Real Estate & Properties (Group) Co., Ltd. and the relevant information, and made the following explanation on the external guarantee and capital occupied by related parties:

1. No external guarantee occurred in the report period. There was the balance of mortgage guarantee amounting to RMB 38.59 million the Company did not settle yet in the report period. The said guarantee belongs to a general situation in the industry. Within the guarantee period, namely from the date of money set out by mortgage banker to certificate of real estate of house buyers was transacted by mortgage banker, if house buyer did not perform the debtor's duties, the Company can take back the property sold, thus, there was no actual losses occurred to the Company, and possibility of jointly discharging responsibility borne by the Company due from the said guarantee is little.

2. The largest shareholder of the Company did not occupy capital of the Company. Some existing accounts receivable from related parties are due to loan that the Company invested subsidiaries over the past years.

Thus, we believed that the Company could quite perform Circular Concerning Some Issues on Regulating the Funds between Listed Companies and Associated Parties and Listed Companies' Provision of Guaranty to Other Parties.

Section IX. Report of the Supervisory Committee

In 2006, the Supervisory Committee had dutifully performed the supervisory obligations endowed by laws and regulations in accordance with regulations of Company Law, Securities Law, and Articles of Association of the Company and with the support of the Board, the management team and the vast shareholders, In the report period, the Supervisory Committee had held 6 meetings, presented at 4 shareholders' general meetings and attended 7 meetings of the Board as non-voting delegates.

I. Meetings held in the report period

1. The 1st meeting was held on Mar. 6, 2006, at which examined and approved the proposal on reelection of the Supervisory Committee. Zhuang Chuanghui, Xiong Xingnong, Zhang Xuxi and Deng Kangcheng were nominated the supervisor candidate of the 5th Supervisory Committee; Chen Junyi was nominated the employee supervisor candidate by the Labor Union Committee.

2. The 2nd meeting was held on Apr. 11, 2006, at which Zhuang Chuanghui was elected as the Chairman of the Supervisory Committee.

3. The 3rd meeting was held on Apr. 21, 2006, at which examined and approved the following proposals on Annual Report 2005 and its Summary, Report 2005 of the Supervisory Committee, Financial Report and Profit Distribution Plan and the 1st Quarterly Report 2006.

4. The 4th meeting was held on May 29, 2006, at which examined and approved the proposal on Rules of Procedure for the Supervisory Committee and Work Report 2005 of the Supervisory Committee.

5. The 5th meeting was held on Aug. 21, 2006, at which examined and approved the Interim Report 2006 and its Summary.

6. The 6th meeting was held on Oct. 25, 2006, at which examined and approved the 3rd Quarterly Report 2006.

II. Independent opinions of the Supervisory Committee

1. In the report period, the decision-making procedure of the Company was legal, and the inner management and control system further perfected, strictly performed policies and each law and rule of the State. While performing their duties, the directors and senior executives of the Company had no deeds that were against the Articles of Association of the Company, or had done harm to the interests of the shareholders or the Company.

2. In the report period, the Company's economic benefit improved obviously, assets quality was further optimized, capital strength strengthened gradually over the last year, cost control obtained outstanding effect, auditing work obtained further standardization, internal management mechanism was strengthened and perfected further, especially, under the situation of "three-system reformation", eliminated the factor of employee's compensation, the whole benefit was still remarkable improvement, ensured reform and operation. In the report period, the unqualified report issued by Nanfang Minhe Certified Public Accountants had been true and accurate, and its analyses practical. It had objectively reflected the financial status and the present operation of the Company.

3. The related transactions occurred in the report period were fair, and no harm had been done to the interests of the Listed Company. In the report period, the Company had not purchase and sell any assets, nor raise any funds.

Section X. Significant Events

I. Significant lawsuits and arbitrations

As to the significant lawsuits and arbitrations in which the Company had been involved in the report period, please refer to Note 8 of the Financial Statements.

II. The Company had not made any significant purchases or sales of assets in the report period.

III. Please refer to Note 7 of the Financial Statements for related parties of and related transactions of the Company.

IV. The Company had not signed any important contracts of entrustment, contracting or leasing in the report period, nor had it entrusted others with assets management.

V. Guarantees

Unit: RMB'0000

External guarantees of the Company (excluding guarantees for holding subsidiaries)						
Name of the guarantee	Date of happening (the agreement-signing day)	Amount of guarantee	Type of guarantee	Guarantee term	Accomplished or not	For related parties or not
Naught						
Total guarantee amount in the report period Total guarantee balance at the end of the report period						
Guarantees for holding subsidiaries of the Company						
Total guarantee amount for holding subsidiaries in the report period						2600
Total guarantee balance for holding subsidiaries at the end of the report period						2600
Total guarantee amount of the Company (including guarantees for holding subsidiaries)						
Total guarantee amount						2600
Total guarantee amount taking up the net assets of the Company						2.38%
Irregular guarantees of the Company						
Amount of the guarantees for holding shareholders and other related parties of which the Company held less than 50% shares						0.00
Amount of the debt guarantees directly or indirectly for guarantees with an asset-liability ratio exceeding 70%						
Guarantee amount exceeding 50% of the net assets or not (yes or no)						No
Total irregular guarantee amount						0.00

In the report period, there was a balance of mortgage guarantee for the owner's building amounting to RMB 38.59 million still remaining unaccomplished. The kind of guarantee belongs to a general situation in the industry. Within the guarantee period, namely from the date of money set out by mortgage banker to certificate of real estate of house buyers was transacted by mortgage banker, if house buyer did not perform the debtor's duties, the Company can take back the property sold, thus, there was no actual losses occurred to the Company, and possibility of jointly discharging responsibility borne by the Company due from the said guarantee is little.

VI. Commitments made by the controlling shareholder of the Company in the share merger reform and performance

1. The controlling shareholder of the Company promised on the relevant matters related with the share merger reform plan of SPG: "1. the company would abide by the relevant laws, regulations and rules, and fulfilling the legal responsibilities promised obligation; 2. the company declared: "The

Promisor would dutifully fulfill its commitments and shoulder corresponding legal responsibilities. Only if the assignee agree and have the ability to shoulder the commitment responsibility, the Promisor would never transfer the shares held by it." ; and, 3. the company made the commitment: "The Promisor hereby promises that, should the Promisor failed to fulfill its commitment or not fully fulfill its commitment, it would compensate other shareholders for their losses suffered thereafter" . At present, the company did not touch the conditions of commitments.

2. Commitments of consideration paid in course of shares transfer: herein Shenzhen Construction Investment Holdings Corporation, the controlling shareholder of SPG, did not transfer its shares of SPG to Shenzhen Investment Holdings Co., Ltd., and share transfer procedure was in handling, if shares transfer procedure would finish before the date of accomplishment of share merger reform plan of SPG, then the consideration would be arranged by Shenzhen Investment Holdings Co., Ltd., while, if shares transfer procedure would finish after the date of accomplishment of share merger reform plan of SPG, then the consideration would be arranged by Shenzhen Construction Investment Holdings Corporation. Shenzhen Investment Holdings Co., Ltd. promised that it would continue to perform the commitments made by Shenzhen Construction Investment Holdings Corporation in share merger reform after accomplishment of share transfer procedure. On Feb. 15, 2006, the commitments were performed over.

3. Commitments of conditional sale: Nontradable shares held by it would not be traded or transferred within 12 months from the date the Share Merger Reform Plan was implemented; after the expiration of the aforesaid promise, the proportion in the total shares of the Company taken up by the originally nontradable shares sold through listing and trading at Stock Exchange would not exceed five percent within 12 months, and not exceed ten percent within 24 months. In the report period, the commitment condition was not reach. (According to the share merger reform plan, 50583000 shares subject to moratorium of the Company was freed from the trading moratorium on Feb. 26, 2007.)

VII. The Company engaged Shenzhen Nanfang Minhe Certified Public Accountants to take care of the auditing work for the year 2006 of the Company. The said Certified Public Accountants had provided annual auditing services to the Company since 2001. According to agreement, the Company would pay RMB 0.88 million to Shenzhen Nanfang Minhe Certified Public Accountants as the auditing fee.

VIII. In the report period, the board of directors of the Company and its directors were not investigated by CSRC, administratively punished or publicly criticized by CSRC or publicly condemned by Shenzhen Stock Exchange.

IX. Reception of investigation and news interviews

In the report period, the Company receipted the interviews, investigations and factory visits from investors. In the process of reception, the Company and the obligor related with the information disclosure strictly obeyed the principle of fair information disclosure in accordance with the requirements of Guidelines on Fair Information Disclosure of Companies Listed, and safeguard the right of investors obtaining information in fair. The Company is failed to disclose or let out nonpublic significant information to specifically investors in advance.

Section XI. Financial Report

SHENZHEN SPECIAL ECONOMIC ZONE REAL ESTATE & PROPERTIES (GROUP) CO., LTD.
Report and Financial Statements
for the year ended December 31, 2006

INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF
SHENZHEN SPECIAL ECONOMIC ZONE REAL ESTATE & PROPERTIES (GROUP) CO., LTD.
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying consolidated financial statements of Shenzhen Special Economic Zone Real Estate & Properties (Group) Co., Ltd. (the "Company") and its subsidiaries (together with the Company referred to as the "Group"), which comprise the consolidated balance sheet as at 31 December 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2006, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards.

Moore Stephens Shenzhen Nanfang Minhe
Certified Public Accountants
April 18, 2007

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2006

	Note	2006 RMB'000	2005 RMB'000
Turnover	4	943,464	813,405
Cost of sales		(724,332)	(610,776)
Gross profit		219,132	202,629
Other operating income		17,349	3,823
		236,481	206,452
General and administrative expenses		(129,602)	(138,356)
Other operating expenses		(19,541)	(16,090)
(Loss) / profit from operations	5	87,338	52,006
Finance costs	8	(45,032)	(38,885)
Share of (losses) / profits of non-consolidated subsidiaries, associates, and contractual joint ventures			
		954	48,227
(Loss) / profit before taxation		43,260	61,348
Taxation	9	(955)	(2,587)
(Loss) / profit after taxation		42,305	58,761
Minority interests		(236)	3,681
Net (loss) / profit for the year		42,069	62,442
(Loss) / earnings per share			
Basic	10	RMB0.04	RMB0.06
Diluted	10	N/A	N/A

The notes on pages 6 to 35 form part of these financial statements.

CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2006

	Note	2006 RMB'000	2005 RMB'000
ASSETS			
Non-current assets			
Property, plant & equipment	11	69,231	84,522
Investment properties	12	682,899	583,962
Non-consolidated subsidiaries	13	110,723	126,560
Associates	14	31,376	24,191
Contractual joint ventures	15	70,683	80,302
Long term investments	16	10,184	10,420
Intangible assets	17	4	35
		975,100	909,992
Current assets			
Properties under development for sale	18	492,459	270,622
Completed properties for sale	19	139,462	471,986
Inventories	20	22,420	27,159
Short term investments		-	3,422
Accounts receivable		14,623	30,692
Prepayments, deposits and other debtors		165,248	109,393
Cash and bank balances		461,311	310,857
		1,295,523	1,224,131
Current liabilities			
Customers' deposits		285,510	302,260
Accounts payable and accrued expenses	21	601,298	417,110
Tax payable	22	4,577	8,585
Bank loans	24	275,425	317,974
		1,166,810	1,045,929
Net current Assets/(liabilities)		128,713	178,202
Total assets less current liabilities		1,103,813	1,088,194
Non-current liabilities	23	(85,796)	(130,659)
Minority interests		17,449	18,136
NET ASSETS		1,035,466	975,671
CAPITAL AND RESERVES			
Share capital	25	1,011,660	1,011,660
Reserves		23,806	(35,989)
		1,035,466	975,671

The notes on pages 6 to 35 form part of these financial statements.

Approved and authorized for issue by the board of directors on April 18, 2007

DIRECTOR DIRECTOR

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2006

	Note	2006 RMB'000	2005 RMB'000
OPERATING ACTIVITIES			
Cash received from sales of goods or rendering of services		985,879	940,323
Other cash received relating to operating activities		137,228	71,400
Cash paid for goods and services		(715,401)	(481,452)
Cash paid to and on behalf of employees		(77,834)	(81,798)
Taxation paid		(52,553)	(54,955)
Cash paid relating to other operating activities		(115,090)	(141,467)
Interest paid		(23,334)	(37,592)
Net cash (used in) / generated from operating activities		138,895	214,459
INVESTING ACTIVITIES			
Cash received from disposal of investments		402	145,543
Dividends received and interest received		4,089	2,073
Net cash received from the sale of fixed assets, intangible assets and other long-term assets		320	190
Cash paid to acquire fixed assets, intangible assets and other long-term assets		(5,379)	(3,974)
Net cash generated from investing activities		(568)	143,832
FINANCING ACTIVITIES			
Proceeds from borrowings		244,472	482,824
Repayments of borrowings		(230,741)	(732,198)
Net cash generated from / (used in) financing activities		13,731	(249,374)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS		152,058	108,917
Cash and cash equivalents at beginning of year	26	270,341	161,424
Cash and cash equivalents at end of year	26	422,399	270,341

The notes on pages 6 to 35 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Share Capital RMB'000	capital reserve RMB'000	Cumulative translation reserve RMB'000	General reserve RMB'000	Staff welfare fund RMB'000	Accumulated losses RMB'000	Total RMB'000
Balance at December 31, 2004	1,011,660	686,308	9,940	3,317	115,594	(934,804)	892,015
Profit for the year	-	-	-	-	-	62,442	62,442
Others	-	-	21,214	-	-	-	21,214
Balance at December 31, 2005	1,011,660	686,308	31,154	3,317	115,594	(872,362)	975,671
Profit for the year	-	-	-	-	-	42,069	42,069
Others	-	-	17,726	115,594	(115,594)	-	17,726
Balance at December 31, 2006	1,011,660	686,308	48,880	118,911	-	(830,293)	1,035,466

PRC laws and regulations require PRC companies to provide statutory reserves. General reserve is appropriated at 10% and staff welfare fund at within 10% from net profits after taxation as reported in the financial statements prepared under the Accounting Standards for Business Enterprises of PRC. Provision for the general reserve ceases when the accumulated general reserve amounts to 50% of the share capital. All statutory reserves, including the general reserve fund and staff welfare fund, are for specific purposes and are not distributed in the form of cash dividends.

Based on the corporation law implemented in China on January 1st, 2006, the company has not provided staff welfare fund this year. And for the balance (BMB 115,594,426.18) of 2005, the company made an adjustment into general reserve.

The Company declares dividends based on the lower of net profit after appropriation to reserves as reported in the financial statements prepared under the Accounting Standards for Business Enterprises and Accounting Systems for Business Enterprises in PRC and as reported in the financial statements prepared under IFRS. For the year ended December 31, 2006, the directors have not declared any dividends to its shareholders.

The notes on pages 29 to 45 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

1.GENERAL

Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd. (the "Company") was incorporated in January 1980 in the People's Republic of China (the "PRC") and was reorganized as a joint stock limited company in July 1993. A and B shares were issued by the Company on September 15, 1993 and January 10, 1994 respectively.

In 2004, this company original major stockholder – Shenzhen Constructs Investment Holding company to set up Shenzhen with other two cities property management consolidation of corporation to Investment Shareholding Limited Company. This issue of consolidated has been authorized and the registration changing has been done at 15th of Feb 2006.

This period, this company entered the stockholder's rights minute to set at the reform procedure, the reform plan main point is: This company only non-circulation stock shareholder to circulate a share of shareholder to have 10 to circulate A every time to pay 4.8 to the price stock; And to this corporate management level implementation stockholder's rights drive plan. It has been authorized by State-owned Assets Supervision and Administration Commission of ShenZhen Municipal Government, and has been passed though A market shareholder's minute set at the reform related shareholder conference' of this company, implements in February 16, 2006. Only this company's management level stockholder's rights in drove the plan the detailed plan still at formulates at present.

The Company and its subsidiaries (the "Group") are principally engaged in property development, investment and management, hotel operations, construction, fitting-out, equipment installation and maintenance, retail operations and trading.

2.BASIS OF PREPARATION

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board under the historical cost basis except for the revaluation of investment properties. The accounting policies adopted by the Company under IFRS differ from the accounting policies used in the financial statements of the Group which were prepared in accordance with Accounting Standards for Enterprise Business and Accounting Systems for Enterprise Business in the PRC. Adjustments to restate the results of operations and the net assets in compliance with IFRS will not be taken up in the accounting books of the companies in the Group. Details of impacts of such adjustments on the net assets as at 31 December 2003 and net profit for the year then ended are included in note 35 to the financial statements.

3.PRINCIPAL ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the

Company and its subsidiaries made up to 31 December each year. The results of subsidiaries acquired or disposed of during the year, if any, are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. The results of operations of subsidiaries are included in the consolidated income statement and the share attributable to minority interests is excluded from the consolidated net profit. All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of subsidiaries:

For acquisitions before January 1, 2001, positive goodwill is eliminated against reserves.

For acquisitions on or after January 1, 2001, positive goodwill is amortized on a straight-line basis over its estimated useful life. Positive goodwill is stated in Consolidated Balance Sheet at cost less any accumulated amortization and any impairment losses.

On disposal of a subsidiary, any attributable amount of purchased goodwill not previously amortized through the Consolidated Income Statement or which has previously been dealt with as a movement on group reserves is included in the calculation of the profit or loss on disposal.

Subsidiaries

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or where the Company controls the composition of its board of directors or equivalent governing body.

Investments in subsidiaries are included in the Company's balance sheet at cost less provision, if necessary, for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Subsidiaries not consolidated

In the consolidated balance sheet the unconsolidated subsidiaries are recorded at cost less provision for impairment losses. The consolidated income statement reflects the Group's share of the results of operations of the subsidiaries.

Investments in subsidiaries excluded from consolidation are stated at cost less provision for any impairment losses and the results of the subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Associates

An associate is a company over which the Group is in a position to exercise significant influence, but not control, through participation in the financial and operating policy decisions of the investee.

The consolidated income statement includes the Group's share of the post-acquisition results of associates for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associates plus the unamortized goodwill less capital reserves on acquisition of the associates.

In the Company's balance sheet the investment in associates are stated at cost less provision, if necessary, for impairment losses.

Contractual joint ventures

A contractual joint venture is a venture that operates under a contractual agreement whereby the Group or Company and at least one other party undertake an economic activity that is subject to control and none of the parties involved unilaterally has control over the economic activity.

Contractual joint ventures

The consolidated income statement includes the Group's share of the post-acquisition results of its contractual joint venture for the year. In the consolidated balance sheet, interests in contractual joint venture are accounted under the equity method and are stated at cost, less goodwill, and adjusted for the post acquisition change in the Group's share of the contractual joint venture's net assets.

Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and that are subject to an insignificant risk of changes in value.

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, bank balances and time deposits within three months of maturity when acquired.

Property, plant & equipment

Property, plant & equipment except investment properties is stated at cost less accumulated depreciation and any impairment losses.

The cost of an asset comprises its purchase price and any directly attributable cost of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the asset has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the profit and loss account in the year in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset. When an asset is sold, its cost and accumulated depreciation are removed from the financial statements and any gain or loss resulting from the disposal, being the difference between the net disposal proceeds and the carrying amount of the asset, is included in the profit and loss account.

Depreciation is provided to write off the cost of property, plant & equipment over their estimated useful lives on a straight-line basis. Estimated useful lives are summarized as follows:

Land use rights and buildings in the PRC	25 – 30 years
Plant and machinery	7 years
Motor vehicles	6 years
Furniture, fixtures and office equipment	5 years

Construction-in-progress represents plant and properties under construction and includes the costs of construction plus interest charges arising from borrowings used to finance the construction during the construction period. No depreciation is provided for construction-in-progress until they are completed and put in use.

Investment properties

Investment properties are completed properties that are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their fair value based on independent professional valuations or directors' valuations at the balance sheet date. Any gain or loss arising from a change in the fair value of investment property should be included in the income statement. Gains or losses arising from the retirement or disposal of investment property should be determined as the difference between the net disposal proceeds and the carrying amount of the asset and should be recognized as an income or expense in the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

Impairment of assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized as an expense immediately, unless the relevant asset is land or buildings other than investment property carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Completed properties and properties under development

Completed properties and properties under development held for sale are stated at the lower of cost and net realizable value. Cost includes the cost of land, development expenditure, borrowing costs capitalized in accordance with the Group's accounting policy and other attributable expenses. Net realizable value is determined by the management based on prevailing market conditions.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost, which comprises all costs of purchase and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first in first out method. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Long-term investments

Long-term investments where the Group is not in a position to exercise significant influence or exert control are stated at cost less provision for impairment losses, where the investment's carrying amount exceeds its estimated recoverable amount.

Short-term investments

Short-term investments are stated in the balance sheet at fair value. Changes in fair value are recognized in the income statement.

Revenue recognition

Turnover comprises (i) proceeds from sales of properties, (ii) revenue from retail sales of merchandise, (iii) revenue from hotel services, (iv) revenue from sales of goods, (v) billings related to construction, fitting-out, equipment installation and maintenance contracts, and (vi) rental income from investment properties.

Income from sales of properties together with the interest earned on deposits from the installment sales of flats are recognized upon the execution of a binding sales agreement or upon the issuance of an occupation permit completion certificate by the relevant authority, whichever is the later. Deposits received from forward sales of properties are carried in the balance sheet under current liabilities.

Installment sales of developed properties are recognized to the extent that installments are received or become due under the relevant sales contracts.

Revenue from hotel services, property management services and taxi services is recognized when the services are rendered.

Revenue from the sale of goods, other than merchandise, is recognized upon delivery of the goods to customers and entitlement to the sales consideration is obtained.

Profit from construction, fitting-out, equipment installation and maintenance contracts, which are mainly short-term in nature, is recognized under the completed-contract method, whereby billings and costs are accumulated and deferred, together with the related profit, until completion of the work.

Rental income, including rental invoiced in advance from properties under operating leases, is recognized on a straight-line basis over the terms of the relevant leases.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Retirement benefit costs

In accordance with local government regulations, the Group is required to make contributions to a retirement insurance fund which is administered by the local social security bureau in accordance with government regulations. The amount of contributions is determined at a fixed percentage of the basic salaries of the Group's existing PRC staff.

Retirement benefits are paid directly from the fund and are calculated based upon a retired employee's basic monthly salary and their number of years' service.

The amount charged to the income statement represents the amount of contribution payable to the scheme by the Group.

Deferred income tax

Deferred taxation is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred tax. It is recognized in the financial statements to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized.

Intangible assets

Intangible assets represent the cost of acquisition of taxi licenses and computer software and are stated at cost less amortization and provision, if any, for impairment losses. Amortization is provided to write off the cost of taxi licenses over the license period granted by relevant authorities, namely 10 years, by equal installments. Amortization is provided to write off the cost of computer software over 5 years.

Foreign currency translation

Foreign currency transactions are converted at exchange rates ruling at January 1 of the current year. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Exchange differences arising in these transactions are dealt with in the income statement.

On consolidation, the financial statements of overseas subsidiaries maintained in foreign currencies are translated at exchange rates ruling on the balance sheet date. Exchange difference arising on consolidation, if any, are dealt with in reserves.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from borrowing costs eligible for capitalization.

All other borrowing costs are recognized in net profit or loss in the period in which they are incurred.

Provisions, contingent liabilities and contingent assets

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognized as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognized but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognized.

4.BUSINESS AND GEOGRAPHICAL SEGMENTS

For management purposes, the Group is organized into five major operating divisions – property, retailing and trading, transportation and catering services, construction technical support and others. The divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Property	- construction and development, sales, leasing and management ofproperties
Retailing and trading	- sale of general merchandise
Transportation and catering service	- hotel and restaurant operation and provision of taxi services
Construction technical support	- construction, fitting out and equipment installation and maintenance
Others	- corporate financing, etc.

The Group's business is principally conducted in the mainland of People's Republic of China (PRC) with its turnover for the year ended December 31, 2006 identified by geographical segments as follows:

	RMB'000
PRC	939,938
Hong Kong	2,781
The United States of America	745
	943,464

Segment information relating to the businesses for the year ended December 31, 2006 is presented below:

	Properties RMB'000	Retailing and trading RMB'000	Transportation and catering services RMB'000	Construction technical support RMB'000	Others RMB'000	Eliminations RMB'000	Consolidated RMB'000
REVENUE							
External sales	569,712	57,888	104,034	168,553	43,277	–	943,464
Inter-segment sales	–	–	5,000	–	–	(5,000)	–
Total revenue	569,712	57,888	109,034	168,553	43,277	(5,000)	943,464

Inter-segment sales are charged at prevailing market rates.

	Properties	Retailing and trading	Transportation and catering services	Construction technical support	Others	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
RESULTS							
Segment results	132,704	(587)	4,567	(36,212)	(47)	12,122	88,303
Unallocated corporate expenses							(965)
Profit from operation							87,338
Finance costs							(45,032)
Share of losses of non-consolidated subsidiaries, associates, and contractual joint ventures							954
Profit before tax							43,260
Taxation							(955)
Profit after tax							42,305
Minority interests							(236)
Net profit for the year							42,069
OTHER INFORMATION							
Segment assets	1,876,073	1,376	141,409	28,792	7		2,047,657
Non-consolidated subsidiaries	97,637	49	8,896	(3,752)	7,893		110,723
Associates	13,485	–	–	1,928	15,963		31,376
Contractual joint ventures	20,249	2,851	–	–	47,583		70,683
Unallocated corporate assets							10,184
Consolidated total assets							2,270,623
Segment liabilities	1,199,651	2,778	20,734	22,520	3,617		1,249,300
Unallocated corporate liabilities							3,306
Consolidated total liabilities							1,252,606
Capital expenditure	1,414	10	895	3,163	–		
Depreciation	9,482	20	2,072	547	74		
Non-cash expenses other than depreciation	31,164	–	4,355	17,875	–		
OTHER INFORMATION							
Segment assets	1,498,964	16,629	155,570	42,908	5,243		1,719,314
Non-consolidated subsidiaries	60,729	11,212	42,323	(598)	12,894		126,560
Associates	8,438	–	–	449	15,304		24,191
Contractual joint ventures	33,314	13,316	–	–	33,672		80,302
Unallocated corporate assets							183,756
Consolidated total assets							2,134,123
Segment liabilities	1,011,450	46,680	83,772	22,955	3,355		1,168,212
Unallocated corporate liabilities							8,376
Consolidated total liabilities							1,176,588
Capital expenditure	406	–	1,300	323	1,945		
Depreciation	4,780	100	6,709	599	529		
Non-cash expenses other than depreciation	(1,749)	7,023	(368)	(370)	–		

The average number of employees for the year for each of the Group's principal divisions was as follows:

	2006 RMB'000	2005 RMB'000
Properties	1,644	1,644
Retailing and trading	47	47
Transportation and catering services	289	241
Construction technical support	263	213
Others	80	33
	2,323	2,178

5.(LOSS) / PROFIT FROM OPERATIONS

	2006 RMB'000	2005 RMB'000
(Loss) / profit from operations is stated after crediting and charging the following:		
Crediting:		
Interests	4,245	3,162
Rental income	45,452	55,377
Exchange gain	2,387	3,380
Gain on disposal of property, plant & equipment	303	1,304
Charging:		
Depreciation	12,195	12,717
Amortization	837	1,377
Staff costs (note 6)	115,244	91,580
Exchange loss	13,956	9,640
Provision for impairment losses of assets (note 7)	(2,792)	27,297

6.STAFF COSTS

	2006 RMB'000	2005 RMB'000
Salaries and bonus	77,834	83,338
Retirement benefit costs and provision for other welfare	37,410	8,242
	115,244	91,580

7.PROVISION FOR IMPAIRMENT LOSSES OF ASSETS

	2006 RMB'000	2005 RMB'000
Completed properties for sale	(3,651)	(8,400)
Accounts receivable, other debtors and amount due from non-consolidated subsidiaries	859	35,697
	(2,792)	27,297

8.FINANCE COSTS

	2006 RMB'000	2005 RMB'000
Interest expenses		
- bank loans	23,071	32,625

9.TAXATION

	2006 RMB'000	2005 RMB'000
The charge comprises:		
PRC income tax for the year	955	2,587

Domestic income tax is calculated in accordance with applicable income tax regulations and at 15% (2005: 15%) of the estimated assessable profit determined in accordance with the accounting principles and the relevant financial regulations applicable to enterprises in the PRC. Taxation for other jurisdictions is calculated at rates prevailing in the respective jurisdictions, details of which are as follows:

	2006 RMB'000	2005 RMB'000
PRC enterprises income tax		
- enterprises in Shenzhen	15%	15%
- enterprises outside Shenzhen	33%	33%
Hong Kong profits tax	17.50%	17.50%

Reconciliation to the domestic tax expense as follows:

	2006 RMB'000	2005 RMB'000
Accounting profit under IFRS	43,260	61,348
Difference arising from accounting policies based on IFRS	(22,811)	(50,342)
Accounting profit under Accounting Standards for Enterprise Business of the PRC	20,449	11,006
Tax at the domestic rate of 15%	3,067	1,650
Net tax effect of expenses not deductible for tax purposes and other factors	(2,112)	937
Tax expense	955	2,587

10.EARNINGS PER SHARE

(a) The calculation of basic earnings per share is based on the consolidated profit of RMB42, 069,000 (2005: profit of RMB62,442,000) and 1,011,660,000 shares (2005: 1,011,660,000 shares) in issued during this year.

(b) During the year ended 31 December 2006 and 2005, there were no dilutive potential shares. Fully diluted earnings per share are not applicable.

11.PROPERTY, PLANT & EQUIPMENT

	Land and buildings RMB'000	Plant and machinery RMB'000	Motor Vehicles RMB'000	Office equipment RMB'000	Construction in progress RMB'000	Total RMB'000
Cost						
At January 1, 2006	43,607	31,417	33,066	57,920	-	166,010
Additions	2,608	21	1,531	1,322	-	5,482
Disposal of assets	19,559	-	2,143	384	-	22,086
At December 31, 2006	26,656	31,438	32,454	58,858	-	149,406
Depreciation						
At January 1, 2006	22,661	7,691	26,288	23,448	-	80,088
Charge for the year	10,100	17	1,151	926	-	12,194
Disposal of assets	10,307	-	1,844	88	-	12,239
At December 31, 2006	22,454	7,708	25,595	24,286	-	80,043
Provision for impairment losses						
At January 1, 2006	1,269	68	48	15	-	1,400
Additions	-	-	-	-	-	-
Disposal	1,269	-	-	-	-	1,269
At December 31, 2006	-	68	48	15	-	131
Net book value						
At December 31, 2006	4,202	23,662	6,811	34,557	-	69,231
At December 31, 2005	19,677	23,658	6,730	34,457	-	84,522

The Group's leasehold land and buildings including investment properties (see note 12) are located in the People's Republic of China under medium term leases. Certain properties have been pledged as security for the Group's bank borrowings (see note 27).

12. INVESTMENT PROPERTIES

	2006 RMB'000	2005 RMB'000
Opening	583,962	686,957
Disposal of properties	(1,614)	(105,794)
Additions	100,551	2,799
Closing	682,899	583,962

The investment properties have been revalued as at 31 December 2006 by the directors and certain investment properties have been pledged as security for the loans group's bank (see note 27).

13.SUBSIDIARIES

At December 31, 2006, the Company had interests in the following principal subsidiaries which have been included in the consolidated financial statements:

Subsidiaries	Place of equity establishment/incorporation	Principal activities	Equity Interest held Direct(%)	Indirect(%)
Great Wall Estate Co, Inc.	U.S.A.	Property development	70	-
Shenzhen Special Economic Zone Real Estate (Group) Guangzhou Property and Estate Co., Ltd.	PRC	Property development,		
decorationand construction				
design	100		-	
Skill Elite Ltd.	Hong Kong	Corporate financing	-	100
Shenzhen City Shenfang Free Trade Trading Ltd.	PRC	Trading of construction		
materials	95		5	
Shenzhen City Shenfang Investment Ltd.	PRC	Investment and		
management	90		10	
Shenzhen City Bamboo Garden Car Rental Ltd.	PRC	Car rental	100	-
Shenzhen City Wa Gen Construction Management Ltd.	PRC	Construction project		
management	75		25	
Barenie Co. Ltd.	Hong Kong	Properties investment	-	80
Openice Ltd.	Hong Kong	Investment holding	20	80
Shantou SEZ Wellam Fty Bldg., Dev. Co.	PRC	Factory building, sales and rental	-	82
Xin-Feng Real Estate Dev Construction (Wuhan) Co. Ltd.	PRC	Real estate management and rental service	-	55
Fresh Peak Investment Ltd.	Hong Kong	Properties investment	-	55
Wellam Ltd.	Hong Kong	Investment holding	-	82
Shenzhen Petrel Hotel Co. Ltd.	PRC	Hotel operations	68	32
Shenzhen City Property Management Ltd.	PRC	Property management	95	5
Shenzhen Zhen Tung Engineering Ltd.	PRC	Fitting-out contracting and		
maintenance	73		27	
Fresh Peak Holdings Ltd.	Hong Kong	Investment, management		
and consultation	100		-	
Fresh Peak Enterprise Ltd.	Hong Kong	Investment holding	82	-
Guangzhou Huangpu Xizun real estate limited company	PRC	Property development		
and sale	-		100	
Keyear Development Ltd.	Hong Kong	Investment holding	-	100
Beijing fresh peak property development management limited company	PRC	Property development		
and management	75		25	

The non-consolidated subsidiaries involved have either been terminated or liquidated, are in the process of liquidation or not intended to be held for long term. The Group already made appropriate provision therefore and consequently they have not been consolidated in the Group's financial statements for the year but included as non-consolidated subsidiaries as follows:

	2006 RMB'000	2005 RMB'000
Unlisted Investments, at cost	416,574	420,599
Share of post-acquisition losses	(167,616)	(163,799)
	248,958	256,800
Less: Provision for impairment losses	(104,835)	(108,568)
	144,123	148,232
Add: Amounts (due to) / due from non-consolidated subsidiaries	(33,400)	(21,672)
	110,723	126,560

Details of the non-consolidated subsidiaries are summarized in the following:

Subsidiaries	Place of equity establishment/ incorporation	Principal activities	Equity Interest held Direct(%)	Indirect(%)
Shenzhen City SPG Bao An Development Ltd.	PRC	Property development and sales	95	5
Shenzhen Shenfang Department Store Co. Ltd.	PRC	Commercial goods supplier	95	5
Shenzhen Shenfang Car Park Ltd.	PRC	Develop and operate car park	70	30
Shenzhen Cyber Port Co.,Ltd	PRC	Property investment and information technology consultancy	70	-
Shenzhen Shen Fang Industrial Development Co., Ltd.	PRC	Property management, investment holding	100	-
Shenzhen Real Estate Consolidated Service Co., Ltd.	PRC	Construction material, consume goods	100	-
Shenzhen Tefa Real Estate Consolidated Service Co., Ltd.	PRC	Construction and decoration	100	-
Guangdong Province Fengkai Lian Feng Cement Manufacturing Co., Ltd.	PRC	Manufacturing and trading in cement products	-	90
Fidelity Development Limited	Canada	Property Development	75	-
Bekaton Property Limited	Australia	Property Development	60	-
Beijing SPG Property Management Limited	PRC	Property management	100	-
Shenzhen City Shenfang Construction and Decoration Materials Ltd.	PRC	Retailing/trading of		
construction materials	100		-	
Shenzhen City SPG Long Gang Development Ltd.	PRC	Property development, sales,		
management and rental	100		-	
Shenzhen Lian Hua Industry and Trading Co. Ltd.	PRC	Trading of equipment and		
provision of renovation				
material	100		-	
Paklid Limited	HK	Property construction and		
trading of construction				
materials	100		-	
ShenYang Tongxin real estate development limited company		Property Development	-	93

14.ASSOCIATES

	2006 RMB'000	2005 RMB'000
Unlisted investments, at cost	57,185	57,824
Share of post-acquisition losses	(9,129)	(9,138)
	48,056	48,686
Less: Provision for impairment losses	(22,303)	(23,088)
	25,753	25,598
Add: Amounts due from/(due to) associates	5,623	(1,407)
	31,376	24,191

At December 31, 2006 the Company had interests in the following principal associates:

Help Associates	Place of equity establishment/ incorporation	Principal activities	Equity Interest Direct(%)	Indirect(%)
Yunnan Kun Peng Aviation Service Ltd.	PRC	Aviation service	25	-
Tung Yick Property Co., Ltd.	Hong Kong	Property development	20	-
Shenzhen Fresh Peak Real Estate Trading and Revaluation Co. Ltd	PRC	Property trading agency	30	-
Shenzhen City Wing Wah Engineering Ltd.	PRC	Repairs and maintenance of machinery	25	-
Shenzhen BaFangTong Railway Co.Ltc	PRC	Transportation	35	-

15.CONTRACTUAL JOINT VENTURES

	2006 RMB'000	2005 RMB'000
Unlisted Investments, at cost	112,225	201,500
Share of post-acquisition losses	914	(86,065)
	113,139	115,435
Provision for impairment losses	(42,456)	(43,221)
	70,683	72,214
Amounts due from contractual joint ventures	-	8,088
	70,683	80,302

Particulars of the principal contractual joint ventures are set out as follows:

Contractual Joint venture		Joint venture registered capital ('000)	Group committed capital contribution ('000)	Principal activity	Method of Participation in earnings
Xian Fresh Peak Building Co. Ltd.	30 years from 6 July 1993	RMB20,000	RMB600,000	Construction and sales of properties	All profits after tax and appropriation commercial buildings to statutory reserves are to be used first to repay the capital contributions and interest on capital. Thereafter 67% of net profits
Jiangmen Xinjian Real Estate Co. Ltd.	10 years from 19 May 1993	US$6,600	US$6,000	Property development	33% of net of Jianmen profits, Xinjian commercial building.
Kunshan Diao Feng Electricity Power Co. Ltd.	20 years from 29 November 1993	US$7,200	US$9,000	Supply of electricity	Profit distributions and appropriation to statutory reserves are to be determined by the board of directors annually.

16.LONG TERM INVESTMENTS

	2006 RMB'000	2005 RMB'000
PRC legal entity shares, at cost	68,731	183,350
Unlisted equity investments, at cost less provision for impairment losses	(58,547)	(172,930)
	10,184	10,420

17.INTANGIBLE ASSETS

	Computer software RMB'000	Total RMB'000
At January 1, 2006	35	35
Amortization for the year	(31)	(31)
At December 31, 2006	4	4

18. PROPERTIES UNDER DEVELOPMENT FOR SALE

	2006 RMB'000	2005 RMB'000
Cost	591,350	373,163
Less: Provision for impairment losses	(98,891)	(102,541)
	492,459	270,622

Included in properties under development for sale is a piece of land awaiting development held in the United States at a cost of RMB124,937,052 against which provision for impairment of RMB102,541,667.97 was made in prior years.

19.COMPLETED PROPERTIES FOR SALE

	2006 RMB'000	2005 RMB'000
Cost	163,242	674,117
Less: Provision for impairment losses	(23,780)	(202,131)
	139,462	471,986

20.INVENTORIES

	2006 RMB'000	2005 RMB'000
Raw materials	4,084	4,410
Work-in-progress	17,765	22,226
Finished goods	821	736
Less: Provision for impairment losses	(258)	(258)
Consumables	8	45
	22,420	27,159

21.ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	2006 RMB'000	2005 RMB'000
Accounts payable	501,283	323,099
Accrued expenses		
Project cost	60,225	84,772
Losses for litigation and arbitration	5,808	5,808
Interests for bank borrowings	1,966	2,050
Unemployment compesation	30,103	–
Other	1,913	1,381
	601,298	417,110

22. TAX PAYABLE

	2006 RMB'000	2005 RMB'000
Corporation income tax	566	448
Personal income tax	265	889
Business tax	2,134	4,911
Value added tax	(2,102)	(1,523)
Property tax	3,158	2,955
Land increment tax	287	718
Others	269	187
	4,577	8,585

23. NON-CURRENT LIABILITIES

	2006 RMB'000	2005 RMB'000
Bank loans (note 27)	65,000	110,000
Other liabilities	20,796	20,659
	85,796	130,659

Included in other liabilities was RMB12, 210,000 borrowed from minority shareholders of a subsidiary of the Company and the remaining balance is the accruals for property management and maintenance fees. These liabilities are non-interest bearing and do not have fixed terms for repayment.

24. BANK LOANS

	2006 RMB'000	2005 RMB'000
Bank loans		
Secured	300,425	313,974
Guaranteed	–	94,000
Credit	40,000	20,000
	340,425	427,974
Bank loans repayable:		
Within one year or on demand	275,425	317,974
In the second year	65,000	110,000
In the third to fifth years, inclusive	–	-
	340,425	427,974
Portion classified as current liabilities	275,425	317,974
Long term portion	65,000	110,000
	340,425	427,974

Particulars of assets which are pledged to secure bank loans and other facilities are set out in note 27. The guarantees are provide by third parties and certain group companies.

25. SHARE CAPITAL

	2006 RMB'000	2005 RMB'000
Registered, issued and paid-in 891,660,000 A shares par value	891,660	891,660
120,000,000 B shares	120,000	120,000
	1,011,660	1,011,660

'A' shares are issued to Chinese national investors resident in the PRC and 'B' shares are issued to foreign investors. Chinese national investors resident in the PRC have been entitled to purchase and sell 'B' shares since June 2001. 'A' and 'B' shares have a par value of RMB 1 per share and is the same level status.

26.CASH AND CASH EQUIVALENTS

	2006 RMB'000	2005 RMB'000
Cash and bank balances	461,311	310,857
Less: deposits secured over 3 months	(36,946)	(38,821)
	424,365	272,036
Effect of foreign exchange rate changes	(1,966)	(1,695)
Restated cash and cash equivalents	422,399	270,341

27. PLEDGE OF ASSETS

At December 31 2006, certain of the Group's investment properties, leasehold land and buildings, properties under development and properties held for sale with an aggregate net carrying value of RMB253, 219,900 and fixed deposits amounting to HKD15, 000,000 and USD2, 700,000 were pledged to secure bank loans of RMB221,000,000yuan, HKD58,000,000 and USD2,700,000.

28.RELATED PARTY RELATIONSHIPS AND TRANSACTIONS

In addition to subsidiaries, associates and contractual joint ventures stated in notes 13, 14 and 15 respectively, the following entities have also been defined as related parties with whom the Group has had significant transactions during the year or with whom a significant balance exists at the year end.

	Nature of relationship
Shenzhen Investment Shareholding Limited Company	Ultimate holding company

The following is a summary of the significant transactions with related parties during the year.

The following is the important transactions with the related party in this year,

The name of the related party	2006		2005	
	RMB	% of theproduct sales	RMB	%of theproduct sales
Shenzhen Investment Shareholding Co., Ltd	–	–	118,760,002.00	13.94%

Shenzhen Investment Shareholding Limited Company	2006 RMB'000	2005 RMB'000
Loan	86,849,000	–

Shenzhen Investment Shareholding Limited Company	2006 RMB'000	2005 RMB'000
Interest of loan	504	–

Interest rate: Loan agreement signs which according to both sides, interest rate for 6.3 ‰monthly

Shenzhen Investment Shareholding Limited Company	2006 RMB'000	2005 RMB'000
Guarantees accepted for banking and credit facilities	–	80,000

Shenzhen Investment Shareholding Limited Company	2006 RMB'000	2005 RMB'000
Fee of guarantee	–	720

Some net balances due from / (due to) related parties at December 31, 2005 and 2004 are stated in notes 13, 14 and 15, and included in the balance sheet of the Group as non-consolidated subsidiaries, associates and contractual joint venture, the remaining balances are summarized as follows:

	2006 RMB'000	2005 RMB'000
Shenzhen Investment Shareholding Limited Company	–	(10,000)

The above amounts are included in the balance sheet of the Group in the following classifications:

	2006 RMB'000	2005 RMB'000
Accounts payable and accrued expenses	–	(10,000)
Dividends payable	–	–
	–	(10,000)

Both these balances are unsecured and non-interest bearing.

Directors' emoluments

There are ten directors in the Company Four of the directors received emoluments totaling RMB788,000 for the year ended December 31, 2006. Four directors did not receive any salary or other benefits from the Company.

29. CONTINGENT LIABILITIES

Shenzhen Investment Shareholding Limited Company	2006 RMB'000	2005 RMB'000
Guarantees given for banking and credit facilities granted to:	-	-
- contractual joint ventures	38,596	201,420
- third parties	38,596	201,420

30. LITIGATION AND ARBITRATION

(1) On March 21 1997,the company executed an agreement with Baoxin real Estate Development (Shenzhen) Company limited (called Baoxin below) to sell its share of 68% interest in Guoxin Building at a consideration of RMB145,000,000.In addition, the construction cost for the building of RMB15,000,000 was undertaken by Baoxin. Baoxin has paid a deposit of RMB45, 000,000. But outstanding purchase consideration of RMB100, 000,000 and the construction cost of RMB15,000,000 have still not been settled while the property right of Guo Xin building has been transferred to Baoxin. So the company lodged a claim. As sentence by the Guangdong High People's Court on September 28 2002, Baoxin should pay the outstanding purchase consideration of RMB 98,948,060 and the interests to the company. Upon a second sue of the case, the outcome remained unchanged and in the favour of the company. Up to December 31 2004, part of outstanding purchase consideration has been received. In 2005, according to the document of Guangdong People's High Court on July 7 2005, it has stipulated that the Guangdong Shanwei urban People's Court is responsible for executing the court result. Because no property is available from Baoxin for execution this year, for prudence purpose, the company has not recognized any income, cost for the above transaction. Given that the property of Guoxin has been under the title of Baoxin, the company has transferred the book value of this real estate to other receivable account, which amounted to RMB166, 109,047. This amount, after being offset with the advanced receipt of RMB68,720,773.33, is subject to the bad debt provision. Therefore the company has made a full provision for this outstanding receivable balance of RMB27,481,166.67.

(2) A subsidiary, Fresh Peak Holding limited company (called Fresh Peak below),entered into a joint venture agreement with a third party to establish a contractual joint venture, Xi'an Fresh Peak Estate Commercial limited company (Xi'an Fresh Peak Estate) in Xi'an. Its principal activities are the development and management of commercial buildings in Xi'an. Pursuant to the aforesaid agreement, Fresh Peak hold 84% of Xi'an Fresh Peak and the third party provide the land for development and hold 16% of Xian Fresh Peak. The development of the commercial building started in November 1995 and suspended in 1996 due to disagreement between Fresh Peak and the third party. In 1997, the Xi'an government decided to receive the project and transferred to an enterprise under a department of the Xi'an government. Xi'an Fresh Peak then lodged a litigation regarding the compensation. Subsequently, the court judgment in Xi'an was that 1: the enterprise of the department of Xian government has to pay compensation to Xian Fresh Peak of RMB36, 620,000 plus interest and 2: the development of Xian government is jointly liable for the interest payment. During 2005, RMB11, 500,000.00 have been received. On May 30 2005, the Xi'an People's High Court issued the <Warrant of creditor's right> to confirmed that the two company of been sued still owe RMB21, 540,000.00 of principal and interest to Fresh Peak. The company negotiates with Xi'an government to make a solution currently. Up to December 31 2006, RMB 41, 259,993.48 was included in contractual joint ventures and a provision for impairment losses of RMB20,673,831.77 has been made in account.

(3) On June 23 1993, the Shantou branch of the Company ("Shantou Branch") signed a cooperation contract with Shantou Special Economic Zone Songshan Workshop Development Co., Ltd("Songshan Company"). Subsequently, on May 8 1996, the Company signed with Songshan Company a supplement on the implementing of the contract. Because this object had not been put into practice yet , the Company and the Songshan Company came to an agreement on January 20 2000 to build a temporary market which in fact has being in operation till now. On August 16 2004, Songshan Company took an claim against Shantou Branch to the Shantou Intermediate People's Court to claim that 1) to terminate the contract, 2) Shantou Branch should pay it the compensation of about RMB7,510,000 and 3) Shantou Branch should transfer to it all the licenses and management rights of the Fresh Peak Building and the temporary market authorized by the government. Subsequently, on October 15,2004, Shantou Branch took a counter-claim against Songshan Company to the Shantou Intermediate People's Court to claim that 1) the relative contracts and agreements have no legal effect and 2) Songshan Company should pay back the amount of HKD41,774,110.00, RMB1,000,000.00 and the interests bearing. On November 15 2005, adjust through the ShanTou intermediate people's court's paper of civil mediation: Shantou Branch signed a mediation agreement with Songshan Company in November 14 2005, the court confirm for agreement, thus forming lawful contract. The agreement

is now being performs. Pursuant to the agreement, Shantou Branch purchases the whole interests of Songshan Company, which means Shantou Branch holds the whole interests of the Xinfeng building. Up to December 31 2006, RMB 68,731,560.43 was included in long term investment in the ledger and a provision for impairment losses of RMB58, 547,652.25 has been made in account.

(4) The subsidiary, HK Fresh Peak Holding limited company (called Fresh Peak below), entered into a equity control agreement with a third party to establish a equity controlled company—ShenYang Tongxin Real Estate Development Limited Company (called ShenYang TongXin below), its principal activities are the development and development of Xinfeng mall in ShenYang. January 5 2005, the company signed <confirm the creditor and debtor and repayment agreement> with Fresh peak, ShenYang TongXin. Our company RMB87, 181,320.88 of principal in a loan by the Fresh Peak to confirm and promises repayment before January 30 2005; The ShenYang TongXin to discharge a debt and an obligation, RMB59, 026,688.18 of principal and interest of Fresh Peak liabilities limitation. Due to agreement can't compliance with the period. In 2005 the company sued to Shenzhen intermediate people's court. The company manages to reconciliation agreement with Fresh Peak and ShenYang TongXin, continue the above confirmed to jointly liability of principal and interest; though ShenZhen intermediate people's court confirmed for adjust agreement and having the force of law. But due to unfulfilled of obligation by both parties, the company applies of forcible execution toward the court in June 21 2005. On October 9 2005, after carries out the court Shenzhen intermediate people's court to entrust Shenzhen country audiences to unite the property to appraise The Real State Estimate consultation Limited Company may supply to this case to carry out (Shenyang which the property Fresh Peak

company has with ShenYany Tongxin company 93.1% stockholder's rights) the value carries on the appraisal, carries out the auction basis as Shenzhen intermediate people's court. On November 23, 2005, after Shenzhen intermediate people's court the civil written verdict to rule: Auctions Shenyang which the Fresh Peak company has with Tongxin company 93.1% stockholder's rights, the first auction base price (after competes for the RMB65,640,630.61 Yuan buys human to compete the above stockholder's rights, Fresh Peak company will give up it to Shenyang Tongxin company's all creditor's rights); Above carries out the measure by RMB87,181,320.88 Yuan , the interest, punishes the rest, the legal fee, the execution spends and so on to be limited to. On January 22 2006, this 93.1% stockholder's rights by compete patting to compete by RMB 89,200,000 Yuan. The transfer procedure of the 93.1% stockholder's rights still carries out at present.

31. COMMITMENTS

At December 31, 2006, the Group also has outstanding capital commitments for property development projects as follows:

	2006 RMB'000	2005 RMB'000
Authorized but not contracted	20,119	21,739
Contracted for	82,019	40,739
	102,138	62,478

32. IMPACT OF IFRS AND OTHER ADJUSTMENTS ON NET PROFIT AND SHAREHOLDERS' EQUITY

	Net profit for the year RMB'000	Net assets RMB'000
As reported in the consolidated financial statements prepared in accordance with Accounting Standards for Enterprise Business in the PRC	19,259	1,093,956
Reversal of depreciation charges in respect of investment properties	23,131	135,354
Adjustment for market value of short-term investments	(1,718)	-
Expenses accrued in previous year	1,397	11,205
Difference in recognition of cost of fixed assets	-	(202,148)
Profit arising from troubled debt restructuring	-	(2,901)
As reported in the consolidated financial statements prepared in accordance with IFRS	42,069	1,035,466

Section XII. Documents Available for Reference

1. Accounting Statements carrying the signatures and seals of the Legal Representative, person in charge of accounting work, and person in charge of accounting sections;

2. Original of the Auditors' Report carrying the seal of the Certified Public Accountants, as well as the signatures and seals of the CPAs;

3. All originals of notifications and original copy of all the documents of the Company ever disclosed in China Securities Journal and Ta Kung Pao in the report period.

Board of Directors of
SHENZHEN SPECIAL ECONOMIC ZONE
REAL ESTATE & PROPERTIES (GROUP) CO., LTD.
Apr. 20, 2006

RECEIVED
2007 JUN 29 A 8:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BEST AVAILABLE COPY

Stock Code: 000029, 200029 Short Form of Stock: SHENSHENFANG A, SHENSHENFANG B No.: 2007-004

SHENZHEN SPECIAL ECONOMIC ZONE REAL ESTATE & PROPERTIES (GROUP) CO., LTD. SUMMARY OF ANNUAL REPORT 2006

§1. Important Notes

1.1 Board of Directors, Supervisory Committee, directors, supervisors and senior executives of Shenzhen Special Economic Zone Real Estate & Properties (Group) Co., Ltd. (hereinafter referred to as the Company) hereby ensure that there are no false records, misleading statements, or significant omissions in the materials of this report, and will assume individual and joint responsibilities concerning the authenticity, accuracy and integrity of its contents. The Summary of Annual Report 2006 is abstracted from the Annual Report; Investors are suggested to read the full text of the Annual Report to learn more details. This report was prepared in both Chinese and English. Should there be any difference in interpretation between the two versions, the Chinese version shall prevail.

1.2 None of the directors, supervisors, senior management demonstrated uncertainty or disagreement about the truthfulness, accuracy, and completeness of this annual report.

1.3 Director Li QiuSheng did not attend the Board meeting due to personal reason and did not entrust another to vote.

1.4 Shenzhen Nanfang Minhe Certified Public Accountants Ltd issued the standard unqualified Auditors' Reports for the Company.

1.5 Chairman of the Board Shao Zhihe, person in charge of accounting work Guo Hongzhuang and person in charge of accounting organ Chen Jincai hereby ensure the authenticity and integrity of the Financial Report enclosed in the Annual Report.

§2. Company Profile

2.1 Basic information

Short form of the stock	SHENSHENFANG A, SHENSHENFANG B
Stock code	000029, 200029
Listed stock exchange	Shenzhen Stock Exchange
Registered address	47/F, SPG Plaza, Renmin South Road, Shenzhen
Post code of registered address	518001
Office address	45/F-48/F SPG Plaza Renmin South Road, Shenzhen
Post code of office address	518001
International website of the Company	Naught
E-mail of the Company	spg@163.net

2.2 Contact person and method

	Secretary of the Board	Securities Affairs Representative
Name	Chen Ji	Fang Hongwei
Contact address	47/F, SPG Plaza, Renmin South Road, Shenzhen	47/F, SPG Plaza, Renmin South Road, Shenzhen
Telephone	86-755-82293000-4718, 4715	86-755-82293000-4718, 4715
Fax	86-755-82294024	86-755-82294024
E-mail	spg@163.net	spg@163.net

§3. Summary of Accounting Data and Financial Indexes

3.1 Major accounting data

Unit: RMB

	2006	2005	Increase/decrease compared with the last year (%)	2004
Income from main operations	990,894,003.74	852,141,166.21	16.28%	578,541,735.20
Total profit	28,449,031.64	11,806,158.35	65.80%	-141,095,378.63
Net profit	19,259,485.35	12,169,200.79	58.17%	-142,307,752.06
Net profit after deducting non-recurring gains and losses	54,334,904.44	-40,482,937.46	234.23%	-129,551,368.49
Net cash flow from operating activities	175,115,254.95	266,270,884.93	-34.23%	7,931,405.51
	At the end of 2006	At the end of 2005	Increase/decrease compared with the end of the last year (%)	At the end of 2004
Total assets	2,391,441,694.13	2,298,306,748.29	4.87%	2,510,992,748.86
Shareholder's equity (excluding minority interests)	1,083,958,875.51	1,056,972,181.17	3.58%	1,000,665,387.60

3.2 Major financial indexes

Unit: RMB

	2006	2005	Increase/decrease compared with the last year (%)	2004
Earnings per share	0.019	0.0120	58.33%	-0.1407
Earnings per share	0.019	-	-	-
Return on equity (%)	1.78%	1.14%	0.62%	-14.20%
Return on equity calculated based on net profit after deducting non-recurring gains and losses (%)	5.01%	-3.83%	8.92%	-12.93%
Net cash flow per share arising from operating activities	0.1731	0.2632	-34.23%	0.0078
	At the end of 2006	At the end of 2005	Increase/decrease compared with the end of last year (%)	At the end of 2004
Net assets per share	1.0713	1.0446	2.49%	0.9885
Net assets per share after adjustment	1.03	0.9640	4.17%	0.9384

Note: Earnings per share was calculated based on new share capital if the Company's share capital from the end of report period to disclosure date of this report had been changed.

Items of non-recurring gains and losses

√Applicable □Inapplicable

Unit: RMB

Items of non-recurring gains and losses	Amount
Investment income on stocks	4,519,295.80
Non-operating income	[illegible]

troller

The controlling shareholder of the Company: Shenzhen Investment Holdings Co., Ltd. is a sole state-funded company limited, who was founded on Oct. 13, 2004 with a registered capital of RMB 4 billion as well as legal representative Chen Hongbo. Its business scope included: providing guarantees for municipal state-owned enterprises, management of state-owned equity, and assets restructure, reformation, capital operation and equity investment of enterprises, etc.. The ultimate controller of the Company was Shenzhen State-owned Assets Supervision Administrative Committee. SASAC of Shenzhen was located at Investment Building, Shennan Av., Futian District, Shenzhen, as well as the post code 518029.

4.3.3 Property right and controlling relationship between the actual controller of the Company and the Company are as follows

SASAC of Shenzhen
↓
Shenzhen Investment Holdings Corp.
↓
The Company

§5. Particulars about Directors, Supervisors and Senior Executives

5.1 Particulars about changes in shares held by directors, supervisors and senior executives and their remuneration

Name	Title	Sex	Age	Office term	Number of holding shares at the year-begin	Number of holding shares at the year-end	Reasons for change	Total payment drawn from the Company in the report period (RMB'000)	Drawing payment from the shareholding companies or other related parties or not (Yes/No)
Shao Zhihe	Chairman of the Board	Male	54	[illegible]	5,000	7,400	[illegible]	38.53	No
Guo Hongzhuang	Director GM	Male	46	[illegible]	0	0		12.72	No
[illegible]	Chairman of the Supervisory Committee	Male	53	[illegible]	0	0		38.55	No
[illegible]	Director	Male	53	[illegible]	0	0		0.00	Yes
[illegible]	Director	Male	57	[illegible]	0	0		24.43	No
Li QiuSheng	Independent director	Male	43	[illegible]	0	0		3.00	No
[illegible]	Independent director	Male	65	[illegible]	0	0		3.00	No
[illegible]	Independent director	Female	52	[illegible]	0	0		3.00	No
[illegible]	Director	Female	44	[illegible]	0	0		0.00	Yes
[illegible]	Director	Female	39	[illegible]	0	0		0.00	Yes
[illegible]	Supervisor	Male	49	[illegible]	0	0		16.16	No
[illegible]	Supervisor	Male	38	[illegible]	0	0		14.85	No
[illegible]	Supervisor	Male	40	[illegible]	0	0		14.85	No
[illegible]	Supervisor	Male	39	[illegible]	0	0		0.00	Yes
[illegible]	Deputy GM	Male	51	[illegible]	0	0		24.43	No
[illegible]	Deputy GM	Male	46	[illegible]	0	0		24.43	No
[illegible]	Deputy GM	Male	50	[illegible]	0	0		18.16	No
[illegible]	Deputy GM	Male	54	[illegible]	0	0		12.21	No
Chen Ji	Secretary of the Board	Male	54	[illegible]				15.31	No
Total	-	-	-	-	5,000	7,400	-	294.55	-

§6. Report of the Board of Directors

6.1 Discussion and analysis by the management team

The Year 2006 is deepen year of macro-control for the Company in the real estate industry. Under the general environment that the growing speed of industry development slowed step by step and the industry competition was fierce day by day, the whole Group developed the spirit of "solidify, work hard, strenuous and promising", surrounded two keys of the operation work and construction of spiritual civilization, exert ourselves two re-establishments promotion such as enterprise brand benefit and enterprise spirit, insisted on constructing the harmonious enterprise and sustainable development way, and each task of the Company went to a new step and showed a good development situation. In 2006, the development and property management of the real estate industry, the main operation of the Company, gained the enhancement, the basic financing continued to straighten up, the enterprises under the Company done well in the turn loss into gain, the issues left over from history were settled, the management level and supervision function obtained the intensification, the cost reduced continually, the brand benefit and enterprise image has upgrade, the enterprise spirit civilization construction was strengthened. The atmosphere of "solidification, harmonious and advancement" has come into being primarily.

6.1.1 Possible accounting policies change and accounting estimate change subsequent to implementation of new accounting standards and the impact on the Company's financial status and operating results

√Applicable □Inapplicable

In accordance with the provision of Accounting Standard for Business Enterprise No. 20-Business Combinations, on Jan. 1, 2007, the debt balance of long-term equity investment unamortized formed in the merger of an enterprise under the same control amounting to RMB 1,503,986.27 would be written off in total, corresponding, the retained income would be deceased by RMB 1,503,986.27, of which, the owners' equity under the Company would

6.3 Particulars about main operations classified according to areas

Unit: RMB'0000

Areas	Income from main operations (RMB)	Increase/decrease in income from main operations over the last year (%)
Domestic	99,814.89	17.24%
Overseas	74.52	-97.04%

6.4 Use of the raised proceeds

□Applicable √Inapplicable

Particulars about the changed projects

□Applicable √Inapplicable

6.5 Application of the non-raised proceeds

√Applicable □Inapplicable

Unit: RMB'0000

Name of projects	Amount of projects	Rate of progress of projects	Income from projects
[illegible] Garden		[illegible] Aug. 2006	[illegible] 62,916,300
[illegible] Garden		[illegible] Aug. 2006	[illegible] RMB 123,222,000, as well as gross profit 30,053,100
[illegible] Garden of East Lake	11,902.69	[illegible]	Not settled
[illegible]		[illegible] 2006	[illegible] RMB 194,021,400, as well as gross profit -105,854,000
[illegible]	2206.65	Development by stages	Not settled
[illegible]	42	[illegible]	[illegible]
[illegible] Garden	8106.57	The projects have been accomplished basically at the end of 2006, [illegible]	Not settled
Total	22263.45	-	-

6.6 Explanation of the Board of Directors on the "Qualified Opinion" issued by the Certified Public Accountants

□Applicable √Inapplicable

6.7 Preplan of profit distribution or capitalization of common reserves for 2006 made by the Board of Directors

□Applicable √Inapplicable

The Company did not appropriate share distribution preplan though the Company achieved the profit in the report period

√Applicable □Inapplicable

The reasons why the Company did not appropriate share distribution preplan though the Company achieved the profit in the report period	Usage and plan of undistributed profit
The Company's financial settlement for the year 2006 has been audited by Shenzhen Nanfang Minhe Certified Public Accountants, as calculated according to Chinese Accounting Standards, the Company's net profit for the year 2006 after auditing was RMB 19,259,485.35, while as calculated according to International Accounting Standards, the Company's net profit was RMB 42,066,000. Thus, the profit available for distribution for the year 2006 was RMB -1,022,454,478.17. In accordance with the relevant rules and the regulations of the Articles of Association of the Company, there was no profit distribution condition, thus, the Board of Directors decided that the Company would not distribute profit for the year 2006 after discussion.	Making up the losses occurred over the past years

§7 Significant Events

7.1 Purchase of assets

□Applicable √Inapplicable

7.2 Sales of assets

□Applicable √Inapplicable

Explanation on the influences exerted by the issues mentioned in 7.1 and 7.2 upon the continuity of the Company's business and the stability of the management team

7.3 Important guarantees

√Applicable □Inapplicable

Unit: RMB'0000

External guarantees of the Company (excluding guarantees for shareholding subsidiaries)						
Name of companies guaranteed	Date of occurrence (agreement signing day)	Guarantee amount	Guarantee type	Guarantee term	Accomplished or not	For related parties or not (yes or no)
Naught	Dec. 31, 2006	0.00	0	No	No	No
Total guarantee amount occurred in the report period						0.00
Total guarantee balance at the end of the report period						0.00
Guarantees for shareholding subsidiaries by the Company						
Total guarantee amount occurred in the report period for shareholding subsidiaries						2,800.00
Total guarantee balance at the end of the report period for shareholding subsidiaries						2,800.00
Total guarantee amount of the Company (including guarantees for shareholding subsidiaries)						
Total guarantee amount						2,800.00
Proportion of the Company's net assets taken by the total guarantee amount						2.38%
Including						
Guarantee amount for shareholders, the actual controller or its related parties						0.00
Guarantee amount for the debts of the guaranteed companies with an asset-liability rate of over 70%, directly or indirectly						0.00
The amount by which the total guarantee amount exceeded 50% of the net assets						0.00
Total amount of the above three guarantees						0.00

7.4 Significant related transactions

interest payment. During this year RMB11,500,000.00 have been received. In May 30 2005, issuance <Warrant of creditor's right> through the Shanxin High People's Court, confirm the two executors still owing RMB21,540,000.00 of principal and interest to Fresh Peak. The company with Xian government consults until now. Up to December 31 2005, RMB42,143,749.62 was included in contractual joint ventures and a provision of RMB21,438,691.59 has been made in account.

(3) Lawsuit case of Shantou Xinfeng Building

On June 23 1993, the Shantou branch of the Company ("Shantou Branch") signed a cooperation contract with Shantou Special Economic Zone Songshan Workshop Development Co., Ltd("Songshan Company"). Subsequently, on May 8 1996, the Company signed with Songshan Company a supplement on the implementing of the contract. Because this object had not been put into practice yet, the Company and the Songshan Company came to an agreement on January 20 2000 to build a temporary market which in fact has being in operation till now. On August 16 2004, Songshan Company took an claim against Shantou Branch to the Shantou Intermediate People's Court to claim that 1) to terminate the contract, 2) Shantou Branch should pay it the compensation of about RMB7,510,000 and 3) Shantou Branch should transfer to it all the licenses and management rights of the Fresh Peak Building and the temporary market authorized by the government. Subsequently, on October 15, 2004, Shantou Branch took a counter-claim against Songshan Company to the Shantou Intermediate People's Court to claim that 1) the relative contracts and agreements have no legal effect and 2) Songshan Company should pay back the amount of HKD41,774,110.00, RMB1,000,000.00 and the interests bearing. In November 15 2005, adjust through the ShanTou intermediate people's court's paper of civil mediation: Shantou Branch signed a mediation agreement with Songshan Company in November 14 2005, the court confirm for agreement, thus forming lawful contract. The agreement is now being performs. Up to December 31 2005, RMB68,968,179.71 was included in long term investment in the ledger and a provision of RMB58,547,652.25 has been made in account.

(4) Lawsuit case of Shenyang Project

The subsidiary, HK Fresh Peak Holding limited company (called Fresh Peak below), entered into a equity control agreement with a third party to establish a equity controlled company—ShenYang Tongxin Real Estate Development Limited Company (called ShenYang TongXin below), its principal activities are the development and development of Xinfeng mall in ShenYang. January 5 2005, the company signed <confirm the creditor and debtor and repayment agreement> with Fresh peak, ShenYang TongXin. Our company RMB87,181,320.88 of principal in a loan by the Fresh Peak to confirm and promises repayment before January 30 2005; The ShenYang TongXin to discharge a debt and an obligation, RMB59,026,688.18 of principal and interest of Fresh Peak liabilities limitation. Due to agreement can't compliance with the period. In 2005 the company sued to Shenzhen intermediate people's court. The company manages to reconciliation agreement with Fresh Peak and ShenYang TongXin, continue the above confirmed to jointly liability of principal and interest; though ShenZhen intermediate people's court confirmed for adjust agreement and having the force of law. But due to unfulfilled of obligation by both parties, the company applies of forcible execution toward the court in June 21 2005. On October 9 2005, after carries out the court Shenzhen intermediate people's court to entrust Shenzhen country audiences to unite the property to appraise The Real State Estimate consultation Limited Company may supply to this case to carry out (Shenyang which the property Fresh Peak company has with ShenYany Tongxin company 93.1% stockholder's rights) the value carries on the appraisal, carries out the auction basis as Shenzhen intermediate people's court. On November 23, 2005, after Shenzhen intermediate people's court the civil written verdict to rule: Auctions Shenyang which the Fresh Peak company has with Tongxin company 93.1% stockholder's rights, the first auction base price (after competes for the RMB65,640,630.61 Yuan buys human to compete the above stockholder's rights, Fresh Peak company will give up it to Shenyang Tongxin company's all creditor's rights); Above carries out the measure by RMB87,181,320.88 Yuan, the interest, punishes the rest, the legal fee, the execution spends and so on to be limited to. On January 22 2006, this 93.1% stockholder's rights by compete patting to compete by RMB 89,200,000 Yuan. This case still carries out at present.

§8. Report of the Supervisory Committee

√Applicable □Inapplicable

In 2006, the Supervisory Committee had dutifully performed the supervisory obligations endowed by laws and regulations in accordance with regulations of Company Law, Securities Law, and Articles of Association of the Company and with the support of the Board, the management team and the vast shareholders. In the report period, the Supervisory Committee had held 6 meetings, presented at 4 shareholders' general meetings and attended 7 meetings of the Board as non-voting delegates.

I. Meetings held in the report period

1. The 1st meeting was held on Mar. 6, 2006, at which examined and ap-

Net profit	19,259,465.35	42,069,000.00
Explanation on the difference	According to IFRS: 1. Switching back of depreciation charges and amortization charges of invested property 23131000; 2. Adjustment of market price of short-term investment -1718000; 3. Timing difference in recognition of expenses accrued in previous year 1387000	

§4. Changes in Share Capital and Particulars about Shareholders

4.1 Statement of change in share (Unit: share)

Type of share	Before the change: Number of shares	Before the change: Proportion (%)	Change in the time (+, -): Allotment of new shares	Bonus shares	Capitalization of public reserve	Others	Subtotal	After the change: Number of shares	After the change: Proportion (%)
I. Shares subject to trading moratorium	672,864,200	66.51%				-50,583,000	-50,583,000	622,281,200	61.51%
1. Shares held by the State	672,856,800	66.51%				-50,583,000	-50,583,000	622,273,800	61.51%
2. Shares held by state-owned legal persons	0							0	
3. Shares held by other domestic investors	7,400							7,400	
Among which: Shares held by domestic legal persons	0							0	
Shares held by domestic natural persons	7,400							7,400	
4. Shares held by foreign investors	0							0	
Among which: Shares held by overseas legal persons	0							0	
Shares held by overseas natural persons	0							0	
II. Shares not subject to moratorium	338,795,800	33.49%				50,583,000	50,583,000	389,378,800	38.49%
1. RMB ordinary shares	218,795,800	21.63%				50,583,000	50,583,000	269,378,800	26.63%
2. Domestically listed foreign shares	120,000,000	11.86%						120,000,000	11.86%
3. Overseas listed foreign shares									
4. Others									
III. Total shares	1,011,660,000	100.00%						1,011,660,000	100.00%

Date on which shares subject to trading moratorium can be listed for trading

Unit: share

Date of listing for trade	Number of additional shares can be listed for trading after expiration	Balance of shares subject to trading moratorium	Balance of shares not subject to trading moratorium	Remark
Feb. 26, 2007	50,583,000	622,273,800	50,583,000	The day of Feb. 17, 2007 is non-tradable day, as approved by Shenzhen Stock Exchange, the said shares were postponed to Feb. 26, 2007 for trade
Feb. 17, 2008	50,583,000	571,690,800	101,166,000	Implementation according to Share Merger Reform
Feb. 17, 2009	571,690,800	0	672,856,800	Implementation according to Share Merger Reform

The number of shares held by the top ten shareholders subject to trading moratorium and trading moratorium

Unit: share

No	Name of shareholders subject to trading moratorium	Number of shares subject to trading moratorium	Date on which shares can be listed for trading	Number of additional shares can be listed for trading	Trading moratorium
1	Shenzhen Investment Holdings Corporation	672,856,800	2007-02-26	50,583,000	"Nontradable shares held by it would not be traded or transferred within 12 months from the date the Share Merger Reform Plan was implemented, after the expiration of the aforesaid commitment, the proportion of the total shares of the Company taken up by the originally nontradable shares sold through listing and trading at Stock Exchange would not exceed five percent within 12 months, and not exceed ten percent within 24 months
			2008-02-17	50,583,000	
			2009-02-17	571,690,800	

4.2 Statement of shares held by the top ten shareholders and the top ten shareholders holding shares not subject to moratorium

Unit: share

Total number of shareholders				95523	
Particulars about shares held by the top ten shareholders					
Name of shareholder	Type of shareholders	Proportion	Total number of shares held	Total number of shares subject to moratorium held	Share pledged or frozen
SHENZHEN INVESTMENT HOLDINGS CORP	State-owned shareholder	66.51%	672,856,800	672,856,800	0
YANG CONG RONG	Foreign shareholder	0.11%	1,121,500	0	
JIANDE DATONG INDUSTRIAL CORPORATION ZHEJIANG	Other	0.10%	1,020,000	0	
CHENG KANG LIANG	Foreign shareholder	0.09%	890,382	0	
MIN ZHEN	Other	0.08%	830,000	0	
CHINA LIFT INSURANCE COMPANY LTD	Other	0.08%	792,992	0	
ABN AMRO BANK NV	Foreign shareholder	0.08%	786,800	0	
HUANG XIA LIAN	Other	0.07%	764,800	0	
SBCI FINANCE ASIA LTD A/C HONG KONG	Foreign shareholder	0.07%	749,960	0	
CHU KOON YUK	Foreign shareholder	0.07%	720,000	0	
Particulars about shares held by the top ten shareholders holding tradable shares					
Name of shareholders		Numbers of tradable shares held		Type of shares	
YANG CONG RONG		1,121,500		Domestically listed foreign share	
JIANDE DATONG INDUSTRIAL CORPORATION, ZHEJIANG		1,020,000		RMB ordinary share	
CHENG KANG LIANG		890,382		Domestically listed foreign share	
MIN ZHEN		830,000		RMB ordinary share	
CHINA LIFT INSURANCE COMPANY LTD		792,992		RMB ordinary share	
ABN AMRO BANK NV		786,800		Domestically listed foreign share	
HUANG XIA LIAN		764,800		RMB ordinary share	
SBCI FINANCE ASIA LTD A/C HONG KONG		749,960		Domestically listed foreign share	
CHU KOON YUK		720,000		Domestically listed foreign share	
CHEN ZU DE		692,290		Domestically listed foreign share	
Explanation on associated relationship among the above shareholders or acting-in-concert		Unknown			

4.3 Particulars about controlling shareholders and actual controller of the Company

4.3.1 Particulars about change in controlling shareholders and actual controller of the Company

□Applicable √Inapplicable

4.3.2 Introduction of situation on the controlling shareholder and actual controller

income according to the said effect amount. Hereby, the effect amount of the book value of asset less than its tax base and the book value of liabilities more than its tax base on the income tax formed due to reserve for bad debt, reserve for falling price of inventory and accrued expense amounting to RMB 20,713,660.69 was adjusted into the retained income, of which, the owners' equity under the Company would be increased by RMB 20,713,660.69. In accordance with the provision of Accounting Standard for Business Enterprise No. 18 - income tax, on Jan. 1, 2007, the Company retroactively adjusted the effect amount which can be deducted pursuant to the tax law in the future years on the income tax, and adjusted the retained income according to the said effect amount. Hereby, the effect amount which can be deducted on the income tax amounting to RMB 10,980,628.58 was adjusted into the retained income, of which, the owners' equity under the Company would be increased by RMB 9,719,517.50, and the owners' equity of minority interests would be increased by RMB 1,261,111.08.

(3) Minority interests

In accordance with the provision of Accounting Standard for Business Enterprise No. 33 - Consolidated financial statement, the minority interest was separate presented according to the current accounting standard, while it was presented by minority interests under owners' equity in the consolidated balance sheet according to the new accounting standard. Thus, the minority interest of RMB 17,448,941.51 as at Jan. 1, 2007 was recorded into shareholders' equity, at the same time, owners' equity of minority interests increased of RMB 1,261,111.08 was also listed under shareholders' equity. According to the regulations of Accounting Standard for Business Enterprises No. 33 - Consolidated financial statements, parent company should take all its subsidiaries in the consolidation scope of consolidated financial statements. On Jan. 1, 2007, the Company took the financial statements of subsidiaries into consolidation scope, which increased RMB 3,481,844.24 belonged to minority shareholders' equity. While financial statements of subsidiaries were not taken into the consolidation scope in current policies. (4) Others According to the regulations of Accounting Standard for Business Enterprises No. 33 - Consolidated financial statements, parent company should take all its subsidiaries in the consolidation scope of consolidated financial statements. On Jan. 1, 2007, the Company took the financial statements of subsidiaries into consolidation scope, while financial statements of subsidiaries were not taken into the consolidation scope in current policies. Owing to the subtractive net assets of some special subsidiaries, retained income for RMB 4,960,550.27 was increased, including decrease of owns' equity belonged to parent company for RMB 4,960,550.27.

2. Possible changes in accounting policies and estimates subsequent to implementation of new accounting standard and the impact on the Company's financial status and financial performance

(1) In accordance with the provision of Accounting Standard for Business Enterprise No. 2 - Long-term equity investment, the long-term equity investment of subsidiary shall be measured based on equity method under the current accounting standard, while it shall be measured based on cost method under the new accounting standard, as a result, the impact on the current investment income of the parent company due to operating loss of subsidiary shall be reduced. There is no influence on the Company's consolidated statement due to change of such accounting policies.

(2) In accordance with the provision of Accounting Standard for Business Enterprises No. 3 - Investment properties, the investment properties shall be measured as inventory under the current accounting standard, while it shall be measured as investment properties based on cost method according to the new accounting standard. There is no influence on the Company's profit and shareholders' equity due to change of such accounting policies

(3) In accordance with the provision of Accounting Standard for Business Enterprises No. 18 - Income tax, the Company shall change accounting treatment of income tax from the former taxes payable method under the current accounting standard to balance sheet approach. The difference between the book value of the asset or liability and its tax base, the deferred income tax asset or the deferred income tax liability shall be determined according to these Standards, the deferred income tax assets and deferred income tax liabilities recognized shall be recorded in the income tax expenses, as a result, the possible influence on the income tax expenses of the current period shall be occurred, corresponding, the Company's profit and shareholders' equity shall be affected.

(4) In accordance with the provision of Accounting Standard for Business Enterprises No. 33 - Consolidated Financial Statement, the minority interests shall be separate presented under item "minority interests" in the consolidated financial statement according to the current accounting standard, while it shall be presented under item "minority interest" under item "shareholders' equity" in the consolidated balance sheet according to the new accounting standard. The net profit in the consolidated financial statement consists of minority interest, and consolidated net assets also consist of minority interest. Such change shall affect the calculation standard of shareholders' equity and profit.

6.2 Statement of main operations classified according to industries or products

Unit: RMB'0000

Classified according to industries or products	Income from main operations	Cost of main operations	Profit ratio of main operations (%)	Increase/decrease in income from main operations over the last year (%)	Increase/decrease in cost of main operations over the last year (%)	Increase/decrease in profit ratio of main operations over the last year (%)
Main operations classified according to industries						
Development and operation real estate	59,835.31	59,458.99	0.63%	12.67%	31.84%	-95.80%
Other real estate industry	4,545.22	2,945.76	35.19%	-17.92%	7.85%	-38.58%
Property Management	17,702.67	16,602.48	6.21%	178.40%	189.94%	-41.37%
Finance and Decoration	2,536.91	6,890.67	6.48%	-23.45%	-25.38%	38.13%
Other	9,670.15	6,678.57	29.50%	-8.24%	-33.06%	778.61%
Main operations classified according to Products						
Residence	54,563.31	54,207.60	0.65%	100.56%	119.30%	-93.98%
Shop	3,272.60	3,252.99	0.59%	-84.42%	-80.68%	-97.07%

Related parties	Funds provided by the listed company to related parties: Occurred amount	Balance	Funds provided by related parties to listed company: Occurred amount	Balance
Shenzhen Investment Holding Corporation	0.00	0.00	8,664.00	8,664.00
Total	0.00	0.00	8,664.00	8,664.00

Including: In the report period, the amount of capital of the Listed Company provided for the controlling shareholder and its subsidiaries was RMB 0.00, and the balance was RMB 0.00.

7.4.3 Progress of repayment on the capital occupied as at the end of 2005

□Applicable √Inapplicable

New capital occupation in the year 2006

□Applicable √Inapplicable

In case of the Company's failure to complete the repayment of the capital occupation of non-operating as at the end of 2006, relevant reason, measures for debt repayment and plan for responsibility ascertainment

□Applicable √Inapplicable

7.5 Financing entrustment

□Applicable √Inapplicable

7.6 Implementation of commitments

7.6.1 The commitments made by the original shareholders holding nontradable shares during the Share Merger Reform and their implementation

√Applicable □Inapplicable

Name of shareholder	Commitment	Implementation of commitments	Remarks
Shenzhen Investment Holdings Corporation	1. The nontradable shareholder of the Company promised as the relevant matters related with the share merger reform plan of SPG: "1. the company would abide by the relevant laws, regulations and rules, and fulfilling the legal responsibilities promised obligation; 2. the company declared: "The Promiser would faithfully fulfil its commitments and therefore correspondingly legal responsibilities. Only if the assignee agrees and have the ability to shoulder the commitment responsibility, the Promiser would assign the shares held by it.", and, 3. the company made the undertaking: "The Promiser hereby promises that, should the Promiser failed to fulfil its commitment or not fully fulfil its commitment, it would compensate other shareholders for their losses induced thereafter". 2. Commitments of transaction plan put in course of shares transfer: beside Shenzhen Construction Investment Holdings Corporation, the controlling shareholder of SPG, did not transfer its shares of SPG to Shenzhen Investment Holdings Co., Ltd., and the shares transfer procedure was in handling, if shares transfer procedure would finish before the date of accomplishment of share merger reform plan of SPG, then the consideration would be arranged by Shenzhen Investment Holdings Co., Ltd., while, if shares transfer procedure would finish after the date of accomplishment of share merger reform plan of SPG, then the consideration would be arranged by Shenzhen Construction Investment Holdings Corporation. Shenzhen Investment Holdings Co., Ltd. promised that it would continue to perform the commitments made by Shenzhen Construction Investment Holdings Corporation in share merger reform after accomplishment of share transfer procedure. 3. Commitments of additional sale: Nontradable shares held by it would not be traded or transferred within 12 months from the date the Share Merger Reform Plan was implemented, after the expiration of the aforesaid promises, the proportion in the total shares of the Company taken up by the originally nontradable shares sold through listing and trading at Stock Exchange would not exceed five percent within 12 months, and not exceed ten percent within 24 months	1. Commitment items "1" and "3" were not involved in the report period. 2. Commitment "2" was performed on Feb. 15, 2006 according to the commitment.	In accordance with share merger reform, 50,583,000 shares subject to moratorium were listed for trading at Feb. 26, 2007.

7.6.2 The quantity of shares not subject to moratorium held by the original nontradable shareholders who hold over 5% of total shares at the end of the report period

□Applicable √Inapplicable

7.7 Significant lawsuits and arbitrations

√Applicable □Inapplicable

(1) Lawsuit case on Guoxing Building

On March 21 1997, the company executed an agreement with Baoxin Real Estate Development (Shenzhen) Company limited (called Baoxin below) to sell its share of 68% interest in Guoxing Building at a consideration of RMB145,000,000. In addition, the construction cost for the building of RMB15,000,000 was undertaken by Baoxin. Baoxin has paid a deposit of RMB45,000,000. But outstanding purchase consideration of RMB100,000,000 and the construction cost of RMB15,000,000 have still not been settled while the property right of Guoxing building has been transferred to Baoxin. So the company lodged a claim. As sentence by the Guangdong High People's Court on September 28 2002, Baoxin should pay the outstanding purchase consideration of RMB 98,948,060 and the interests to the company. Upon a second sued of the case, the outcome remained unchanged and in the favor of the company. Up to December 31 2004, part of outstanding purchase consideration has been received. In 2005, As sentence by the Guangdong High People's Court on July 7 2005. By Guangdong Shanwei urban people's court is responsible executed for this case. Because can't be found property available from executor, so fail to execute this year. For prudence purpose, the company has not recognized any income, cost on the above transaction. The company accounting RMB166,109,047 of Guoxing Building to other account receivable and deduct the provision for doubtful accounts of RMB 69,907,107, as also after received of RMB68,720,773.33 in receive in advance account, balance of RMB27,481,166.67 to provision for doubtful accounts.

(2) Lawsuit case of Xi'an

A subsidiary, Fresh Peak Holding limited company (called Fresh Peak below), entered into a joint venture agreement with a third party to establish a contractual joint venture, Xian Fresh Peak Estate Commercial limited company (Xian Fresh Peak Estate) in Xian. Its principal activities are the development and management of commercial buildings in Xian. Pursuant to the aforesaid agreement, Fresh Peak hold 84% of Xian Fresh Peak and the third party provide the land for development and hold 16% of Xian Fresh Peak. The development of the commercial building started in November 1995 and suspended in 1996 due to disagreement between Fresh Peak and the third party. In 1997, the Xian government decided to receive the project and transferred to an enterprise under a department of the Xian government. Xian Fresh Peak then lodged a litigation regarding the compensation. Subsequently, the court judgment in Xian was that 1: the enterprise of the department of Xian government has to pay compensation to Xian Fresh Peak of RMB36,620,000 plus interest and 2: the development of Xian government is jointly liable for the

3. The 3rd meeting was held on Apr. 21, 2006, at which examined and approved the following proposals on Annual Report 2005 and its Summary, Report 2005 of the Supervisory Committee, Financial Report and Profit Distribution Plan and the 1st Quarterly Report 2006.

4. The 4th meeting was held on May 29, 2006, at which examined and approved the proposal on Rules of Procedure for the Supervisory Committee and Work Report 2005 of the Supervisory Committee.

5. The 5th meeting was held on Aug. 21, 2006, at which examined and approved the Interim Report 2006 and its Summary.

6. The 6th meeting was held on Oct. 25, 2006, at which examined and approved the 3rd Quarterly Report 2006.

II. Independent opinions of the Supervisory Committee

1. In the report period, the decision-making procedure of the Company was legal, and the inner management and control system further perfected, strictly performed policies and each law and rule of the State. While performing their duties, the directors and senior executives of the Company had no deeds that were against the Articles of Association of the Company, or had done harm to the interests of the shareholders or the Company.

2. In the report period, the Company's economic benefit improved obviously, assets quality was further optimized, capital strength strengthened gradually over the last year, cost control obtained outstanding effect, auditing work obtained further standardization, internal management mechanism was strengthened and perfected further, especially, under the situation of "three-system reformation", eliminated the factor of employee's compensation, the whole benefit was still remarkable improvement, ensured reform and operation. In the report period, the unqualified report issued by Nanfang Minhe Certified Public Accountants had been true and accurate, and its analyses practical. It had objectively reflected the financial status and the present operation of the Company.

3. The related transactions occurred in the report period were fair, and no harm had been done to the interests of the Listed Company. In the report period, the Company had not purchase and sell any assets, nor raise any funds.

§9. Financial Report

9.1 Auditor's opinions

Auditor's opinions: the standard unqualified auditor's opinions

9.2 Financial statement

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2006

	Note	2006 RMB'000	2005 RMB'000
Turnover	4	943,484	813,405
Cost of sales		(724,332)	(610,776)
Gross profit		219,132	202,629
Other operating income		17,349	3,823
		236,481	206,452
General and administrative expenses		(129,602)	(138,356)
Other operating expenses		(19,541)	(16,090)
(Loss) / profit from operations	5	87,338	52,006
Finance costs	8	(45,032)	(38,885)
Share of (losses) / profits of non-consolidated subsidiaries, associates, and contractual joint ventures		954	48,227
(Loss) / profit before taxation		43,260	61,348
Taxation	9	(955)	(2,587)
(Loss) / profit after taxation		42,305	58,761
Minority interests		(236)	3,681
Net (loss) / profit for the year		42,069	62,442
(Loss) / earnings per share			
Basic	10	RMB0.04	RMB0.06
Diluted	10	N/A	N/A

CONSOLIDATED BALANCE SHEET
AT DECEMBER 31, 2006

	Note	2006 RMB'000	2005 RMB'000
ASSETS			
Non-current assets			
Property, plant & equipment	11	69,231	84,522
Investment properties	12	682,899	583,962
Non-consolidated subsidiaries	13	110,729	126,580
Associates	14	31,376	24,191
Contractual joint ventures	15	70,683	80,302
Long term investments	16	10,184	10,420
Intangible assets	17	4	35
		975,100	909,992
Current assets			
Properties under development for sale	18	492,459	270,622
Completed properties for sale	19	139,482	471,986
Inventories	20	22,420	27,158
Short term investments		-	5,422
Accounts receivable		14,823	30,692
Prepayments, deposits and other debtors		165,248	109,393
Cash and bank balances		461,311	310,857
		1,295,523	1,224,131
Current liabilities			
Customers' deposits		285,510	302,260
Accounts payable and accrued expenses	21	601,298	417,110
Tax payable	22	4,577	8,585
Bank loans	24	275,425	317,974
		1,166,810	1,045,929
Net current Assets / (liabilities)		128,713	178,202
Total assets less current liabilities		1,103,813	1,088,194
Non-current liabilities	23	(85,796)	(130,659)
Minority interests		17,449	18,136
NET ASSETS		1,035,468	975,671
CAPITAL AND RESERVES			
Share capital	25	1,011,660	1,011,660
Reserves		23,808	(35,989)
		1,035,468	975,671

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2006
Annual Report

深圳经济特区房地产（集团）股份

SHENZHEN SPECIAL ECONOMIC ZONE REAL ESTATE&PROP